Filed Pursuant to Rule 424(b)(4)
Registration Statement Nos. 333-128637

25,000,000 Shares

DynCorp International Inc.

Class A Common Stock

Prior to this offering there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is $15.00 per share. Our Class A common stock has been approved for listing on The New York Stock Exchange under the symbol “DCP.”

The underwriters have an option to purchase up to an additional 3,750,000 shares of Class A common stock to cover over-allotments of shares.

Investing in our Class A common stock involves risks. See “ Risk Factors” on page 19.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to DynCorp International
Per Share	$15.00	$0.90	$14.10
Total	$375,000,000	$22,500,000	$352,500,000

Delivery of the shares of Class A common stock will be made on or about May 9, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

CIBC World Markets	Jefferies Quarterdeck	UBS Investment Bank	Wachovia Securities

The date of this prospectus is May 3, 2006.

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DynCorp
INTERNATIONAL

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until May 28, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

MARKET SHARE, ESTIMATED CONTRACT VALUE, RANKING AND OTHER DATA

In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Estimates are inherently uncertain and the estimates contained herein involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus. See “Risk Factors.”

References to our “leading position” in this prospectus are based on:

•	an analysis prepared by CSP Associates, Inc. (as discussed below) of our revenues as compared with the revenues generated by our direct competitors with respect to the outsourcing of technical services for the U.S. government’s fiscal year ended September 30, 2004, and

•	contracts awarded, pursuant to the North American Industry Classification System, or NAICS, categories with respect to the specific NAICS categories from which we derive revenue.

References to our “leading position” in this prospectus are not based on our percentage of revenues compared to the overall defense budget (for example, greater revenues are generated by government military contractors that also build the equipment that they support and with whom we only compete with respect to the outsourcing of technical services) and do not apply to our commercial customers. In June 2004, our equity sponsor, Veritas Capital, commissioned an independent third party study for a fee by CSP Associates, Inc., to provide market research and competitive analysis as part of Veritas Capital’s evaluation and decision making process with regards to its proposed acquisition of our business. CSP Associates, Inc. provides research and analysis for the defense industry including due diligence on defense-related companies. The CSP Associates, Inc. study was derived from public information, third party government data providers and discussions with our management and major customers and was completed in January 2005.

As used herein, except as otherwise indicated in this paragraph, estimated contract values are calculated as the greater of the bid price we submitted or expect to submit for the applicable contract and the sum of our actual revenues under the contract and our estimated revenues from future performance under options requested by the customer. For indefinite delivery, indefinite quantity contracts, the estimated value of such contracts is the sum of our actual revenues under the contract and our estimated revenues from future performance under task orders issued. Funded backlog is the actual amount appropriated by a customer for the payment of goods and services less the actual revenue recorded as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options. Anticipated revenues from indefinite delivery, indefinite quantity contracts are not included in unfunded backlog. Backlog is only a measure of funded contract values, and unfunded contract options, less any revenue recognized to that point. Backlog does not take into account any expenses associated with contractual performance and converting backlog into revenue would not reflect net income associated with the contracts.

All references to EBITDA margin in this prospectus are defined as the ratio of EBITDA to total revenues. EBITDA is a primary component of certain covenants under our senior secured credit facility and is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. We believe that EBITDA is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. EBITDA as presented in this prospectus is not necessarily comparable to similarly titled measures reported by other companies.

All data with respect to the Department of Homeland Security’s budget was obtained from Budget of the United States Government, Historical Tables, Fiscal Year 2006. All references to the Department of Homeland Security prior to November 25, 2002 are derived from its predecessor agencies.

All references to fiscal years in “Prospectus Summary—Industry Overview” and “Business—Industry Trends” pertain to the fiscal year of the U.S. government, which ends on September 30th of each year.

ii

TRADEMARKS AND TRADE NAMES

We own or have the rights to various trademarks and trade names used in this prospectus. This prospectus also includes trade names and trademarks of other companies. We and our subsidiaries hold an exclusive, perpetual, irrevocable, worldwide, royalty-free and fully paid-up license to use the “Dyn International” and “DynCorp International” name in connection with aviation services, security services, technical services and marine services.

iii

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus. It does not contain all the information that you should consider in making an investment decision and should be read together with the more detailed information appearing elsewhere in this prospectus, including “Risk Factors” and the consolidated financial statements and related notes. In this prospectus, unless the context requires otherwise, references to the “issuer,” “we,” “our,” “the Company,” “DynCorp International” or “us” refers, as applicable, to DynCorp International Inc., the issuer of the Class A common stock offered hereby, and its consolidated subsidiaries. We refer to our subsidiary, DynCorp International LLC, as our operating company. All references in this prospectus to fiscal years made in connection with our financial statements or operating results refer to our fiscal year ended on the Friday closest to March 31 of such year. For example, “fiscal 2004” refers to our fiscal year ended April 2, 2004. Our narrative discussion of our fiscal 2005 results give pro forma effect to the acquisition of our operating company by Veritas Capital from Computer Sciences Corporation on February 11, 2005 and the Offering Transactions (defined below).

Unless the context indicates otherwise, the information in this prospectus relating to us assumes the completion of a 64 for 1 stock split of our common stock prior to the consummation of this offering.

Our Company

We are a leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies as measured in terms of revenues generated by our direct competitors with respect to the outsourcing of technical services for the U.S. government’s fiscal year ended September 30, 2004. Our leading position is not based on our percentage of revenues compared to the overall defense budget. Our specific global expertise is in law enforcement training and support, security services, base operations, and aviation services and operations. We also provide logistics support for all our services. Our predecessors have provided essential services to numerous U.S. government departments and agencies since 1951. We operated as a separate subsidiary of DynCorp from December 2000 to March 2003 and Computer Sciences Corporation from March 2003 until February 2005. Our current customers include the Department of State; the Army, Air Force, Navy and Marine Corps (collectively, the Department of Defense); and commercial customers and foreign governments. As of December 30, 2005, we had over 14,000 employees in 35 countries, 45 active contracts ranging in duration from three to ten years and over 100 task orders.

Our revenues, net income and earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal 2004 as compared with fiscal 2003, increased at an annual growth rate of 32.2%, 56.1% and 75.8%, respectively. In fiscal 2005, on a pro forma basis after giving effect to the Offering Transactions described below, we generated revenues, EBITDA and net income of $1.9 billion, $115.4 million and $13.0 million, respectively, as compared with $1.2 billion, $60.1 million and $31.4 million, respectively, in fiscal 2004. Furthermore, our revenues and EBITDA for fiscal 2005 as compared with fiscal 2004 increased at an annual growth rate of 58.2% and 92.1%, respectively, while our net income decreased 58.7% during the same time period. Our fiscal 2005 revenue and EBITDA growth was primarily driven by increasing demand for outsourced technical services and other non-combat-related functions, such as reconstruction, peace-keeping, logistics and other support activities. Our fiscal 2005 net income decline occurred primarily due to higher interest expense and intangible amortization related to the 2005 Acquisition (defined below). For the nine months ending December 30, 2005, on a pro forma basis after giving effect to the Offering Transactions described below, we had revenues, EBITDA and net income of $1.4 billion, $99.8 million and $16.7 million, respectively, as compared with $1.4 billion, $91.0 million and $54.4 million, respectively, for the nine months ended December 31, 2004. Our revenue and EBITDA for the nine months ended December 30, 2005, when compared to the nine months ended December 31, 2004, increased 1.3% and 9.7%, respectively, while our net income decreased 69.4% during the same time period. The decline in our revenue and EBITDA growth rates for these periods was due to our decision to exit a series of contracts to provide security and logistic support to various U.S. government construction projects in the Middle East as a subcontractor, a decline in construction and equipment purchases and the discontinuation of two contracts providing other support activities. Our net income decline during the nine months ended December 30, 2005 occurred due to higher interest expense and intangible amortization related to the 2005 Acquisition described below.

As of December 30, 2005, we had a total backlog of approximately $2.7 billion and, historically, virtually our entire backlog has been converted into revenue at or above stated contract values. Backlog does not take into account any expenses associated with the contracts and converting backlog into revenue would not reflect income associated with contracts. In addition to our backlog as of December 30, 2005, we had $18.5 billion of currently available ceiling under our existing indefinite delivery, indefinite quantity contracts. From the beginning of fiscal 2003 through December 30, 2005, we have won a total of 83%, or $11.8 billion out of $14.1 billion, of the aggregate estimated value of new or renewed contracts on which we bid.

Industry Overview

Outsourcing is the organizational practice of contracting for services from an external entity while retaining control over assets and oversight of the services being sourced. Consistent with the past 15 years of practice, the U.S. government is expected to continue outsourcing technical services as it downsizes and replaces government employees with more cost-effective commercial vendors. According to the Secretary of Defense, Donald H. Rumsfeld, approximately 300,000 military personnel are performing work that can be outsourced to commercial contractors. The Commercial Activities Panel of the Government Accountability Office reported in fiscal 2002 that outsourcing to commercial providers of non-combat related functions has resulted in savings of 20% or more to the military.

In addition to the increase in government spending on outsourcing, particularly among our customers, our end-markets are also growing. The Department of Defense budget for fiscal 2007, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $439.3 billion, representing a 48% increase over fiscal 2001. Fiscal 2005 Department of Defense actual spending excluding supplemental funding relating to operations in Iraq and Afghanistan was $400.1 billion. This growth is expected to continue, with the Department of Defense forecasting its budget to grow to over $499 billion (excluding supplemental funding) by fiscal 2011. The U.S. government budget for international development and humanitarian and international security assistance coordinated by the Department of State has grown from approximately $15 billion in fiscal 2000 to an expected $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4% from fiscal 2005 to fiscal 2009). These services include law enforcement training, eradication of international narcotics, certain contingency services and security services. Similarly, there has been significant growth in the Department of Homeland Security budget which is estimated at $33 billion for fiscal 2006, which represents a 17% CAGR since fiscal 2000 for the Department of Homeland Security and its predecessor entities.

We believe the following industry trends will further increase demand for outsourced services in our target markets:

•	Transformation of military forces, leading to increases in outsourcing of non-combat functions.

•	Increased level and frequency of overseas deployment and peace-keeping operations.

•	Growth in U.S. military budget driven by operations and maintenance spending.

•	Increased maintenance, overhaul and upgrade needs to support aging military platforms.

Business Overview

We operate through two core operating divisions, International Technical Services and Field Technical Services.

The following table describes the key service offerings for each of International Technical Services and Field Technical Services and indicates revenues, operating income and depreciation and amortization for fiscal 2005 and the nine months ended December 30, 2005:

	INTERNATIONAL TECHNICAL SERVICES	FIELD TECHNICAL SERVICES
Key Service Offerings

Law Enforcement Training—International police training, judicial support, immigration support and base operations

International Narcotics Eradication—Drug eradication, host nation pilot and crew training

Contingency Services—Peace-keeping support, humanitarian relief, de-mining, worldwide contingency planning and other rapid response services

Logistics Support Services—Procurement, parts tracking, property control, inventory and equipment maintenance

Security Services—Security for diplomats, personal protection and security system design, installation and operations

Military Facility Operations—Facility and equipment maintenance, facility management, engineering, custodial and administrative services

Infrastructure Development—Infrastructure engineering and construction management

Marine Services—Ship logistics and maintenance, communications services and oil spill response fleet operations

Security Technology—Installation, maintenance and upgrades of physical and software access control points and development of security software, smart cards and biometrics

Aviation Services—Aircraft fleet maintenance and modifications, depot augmentation, aftermarket logistics support, aircrew services and training

Aviation Engineering—Design and kit manufacturing, avionics upgrades, field installations, cockpit/fuselage design and configuration management

Aviation Ground Equipment Support—Ground equipment support, maintenance and overhaul, modifications and upgrades

Ground Vehicle Maintenance—Maintenance of wheeled and tracked vehicles, scheduling and work flow management

Range Services—Information processing, range technical support, test-and-train range operations and maintenance, engineering and analysis

	International Technical Services(1)	Field Technical Services(1)	DynCorp International Inc.(1)
	(dollars in millions)
Fiscal Year ended April 1, 2005
Revenues	$1,232.7	$688.2	$1,920.9
Operating Income	$71.7	$31.4	$73.0
Depreciation and Amortization	$6.8	$5.4	$42.2
Nine months ended December 30, 2005:
Revenues	$896.2	$522.0	$1,418.2
Operating Income	$48.7	$19.0	$66.2
Depreciation and Amortization	$23.2	$8.4	$33.4

(1)	The International Technical Services and Field Technical Services columns exclude pro forma adjustments and the DynCorp International Inc. column includes all pro forma adjustments as well as the charges associated with the DynCorp International home office component. The charges associated with DynCorp International home office component represent assets not included in a reporting segment and are primarily comprised of cash and cash equivalents, deferred tax assets and liabilities, internally developed software, fixed assets, unallocated general corporate costs, and depreciation and amortization related to long-lived assets.

Business Strengths

We believe our core strengths include the following:

Leading Market Position. We are a leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies as measured in terms of revenues generated by our direct competitors with respect to the outsourcing of technical services for the U.S. government’s fiscal year ended September 30, 2004. Our leading position is not based on our percentage of revenues compared to the overall defense budget. We are one of the few providers with the ability to perform large-scale, complex programs in our targeted service areas. Our global presence and highly specialized personnel enable us to meet our customers’ specifications anywhere in the world with one of the fastest response times in the industry. For example, our operating company’s predecessors were pioneers in the Contract Field Teams program and we believe that we are currently the largest provider of Contract Field Teams services to the Department of Defense. We also are the sole contractor under the International Narcotics and Law Enforcement Air-Wing program, and we believe we have performed in excess of 90% of the dollar value of awarded task orders for the Civilian Police program since its inception.

Attractive Industry Fundamentals. Consistent with the past 15 years, the U.S. government is expected to continue to downsize and replace government employees with more cost-effective commercial vendors. In addition, the global deployment of the U.S. military in support of the war on terror and overall military transformation are constraining existing government resources. As a result, outsourcing to private contractors has increased and is expected to continue to do so. The Operation and Maintenance portion of the Department of Defense budget, which includes the majority of the services we provide, is the largest and fastest growing segment of the Department of Defense military spending. Similarly, there has been significant growth in the Department of State and the Department of Homeland Security budgets.

Long-Standing and Strong Customer Relationships. Our operating company and its predecessors have been a participant in the Contract Field Teams program for 54 years, and have participated in a number of high-priority U.S. government programs for over a decade. Our key executives have developed long-standing and strong relationships with U.S. military and government officials, and we believe that the longevity and depth of our customer relationships has positioned us as a contractor of choice for our customers.

Global Business Development Capability. Our operating company and its predecessors have a long-standing presence in the Middle East. In addition, we have frontline sales and marketing personnel in the United States, Europe, Africa and Asia-Pacific. As of December 30, 2005, we had marketing offices in the following 8 countries: the United Kingdom, Germany, Australia, Afghanistan, Iraq, the United Arab Emirates, Kenya and Italy. We also market through relationships with military and government officials, joint ventures and at international trade shows.

Strong and Stable Platform for Growth. We have a growing revenue base derived from 45 active contracts and over 100 active task orders as of December 30, 2005, with different agencies of the U.S. government that are spread over a diverse mix of activities, services and platforms. The terms of our contracts generally range from three to ten years and, as of December 30, 2005, we had a total contracted backlog of approximately $2.7 billion. From March 30, 2002 through December 30, 2005, we won 99.6% of the aggregate dollar value of re-competes on which we bid and, as of December 30, 2005, had bid on or were preparing bids on new and renewal contracts with an estimated value of approximately $10.6 billion.

Attractive Cash Flow Dynamics. Due to the nature of the services that we provide, we benefit from low capital expenditure requirements, which contributes to our ability to generate cash flow. We believe that our ability to generate cash flow provides us with a substantial degree of operating flexibility beyond servicing our debt, thereby allowing us to fund our growth initiatives. In addition, due to substantial tax-deductible intangibles and goodwill, we believe we will have favorable tax attributes for the next several years.

Experienced Management Team and Distinguished Board. Our operating company’s senior management team has extensive industry expertise and has been with our operating company and its predecessors for an average of 13 years, with an average of 27 years of experience working in our industry. Many members of our management and our board of directors have had military and government experience and have long-standing relationships with U.S. military and U.S. government officials.

Business Strategy

Our objective is to leverage our leading market position to further increase our revenues and earnings. We intend to achieve this objective through the following strategies:

Exploit Current Business Opportunities and Backlog. As of December 30, 2005, our contracted backlog was approximately $2.7 billion. In addition to servicing our contracted backlog, we intend to leverage our existing contract base to expand the scope of our activities as a result of contract renewals, favorable contract modifications and new task orders. For example, in February 2004, we were awarded a new Civilian Police contract by the Department of State, which expanded our existing program that has been in place since 1994. This contract has an estimated value of $1.75 billion over the five-year term of the program through February 2009. In addition, we plan to expand the scope of services we provide to our existing customers.

Capitalize on Industry Trends. We intend to continue to capitalize on the U.S. government’s increasing reliance on outsourcing and increased spending in our targeted end-markets. The Commercial Activities Panel of the Government Accountability Office reported in fiscal 2002 that outsourcing to commercial providers of non-combat related functions has resulted in savings of 20% or more to the military. We believe that we are well positioned to benefit from these trends given our breadth of services and experience, global reach and strong operating performance.

Pursue Commercial Business and Foreign Government Opportunities. While we have historically primarily served the U.S. government, we believe there is significant potential to increase the business we generate from commercial and foreign government customers. We believe that commercial customers will increasingly seek out our services as a result of our efforts to bring proven systems, processes and capabilities from our government experience to commercial customers in need of similar services. We believe many foreign governments around the world are demonstrating the same outsourcing trends as the U.S. government. In particular, certain oil- and natural gas-rich nations have indicated a desire to increase spending for security, logistics and aviation services expertise which are often unavailable domestically. We believe our international business acumen, cultural understanding and significant experience in the Middle East and other parts of the world will allow us to effectively compete for such contracts.

Expand Domestic Service Offerings. As a subsidiary of Computer Sciences Corporation, we primarily sought to provide our services internationally. We intend to compete for business opportunities domestically, including in the homeland security, domestic aviation, base operations and range services markets.

Increase Profitability and Operating Efficiency. We believe that our profitability will continue to improve as we anticipate our customers to shift away from cost reimbursement to time-and-materials contracts and fixed-price contracts. We base our belief on the fact that we are currently bidding on more fixed-price and time-and-material contracts. In addition, although the portion of our revenue comprised of fixed-price contracts decreased from 30% in fiscal 2003 to 24% in fiscal 2004, our recent revenue trends support the fact that fixed-price and time-and-material contracts comprise a greater portion of our revenues. For example, the increased percentage of fixed-price contracts in our business mix was 24% in fiscal 2004 and increased to 27% for the nine months ended December 30, 2005. In addition, time-and-material contracts have increased from 31% of our revenue in fiscal 2003 to 38% for the nine months ended December 31, 2005. As a result of our extensive experience and understanding of the cost and pricing structure in fixed-price and time-and-material contracts, we believe that such contracts have the potential to be more profitable for us than cost-reimbursement contracts. We believe that these recent trends have contributed to a growth in our EBITDA margin from 4.9% in fiscal 2004 to 6.0% for fiscal 2005. Further, we will continue to focus on increasing cash flows and achieving operating efficiencies.

Selectively Pursue Acquisitions. We intend to evaluate and pursue acquisitions on a strategic basis, with a view to increasing our revenues, improving our profitability and strengthening our competitive position through adding complementary skills and customers.

Summary of Risk Factors

We face certain risks in maintaining our competitive position and implementing our business strategy. Substantially all of our revenues are derived from contracts with the Department of Defense and the Department of State. Changes in Department of Defense and/or Department of State spending or termination of our contracts by the Department of Defense and/or the Department of State could have a material adverse effect on our business, results of operations and financial condition. In addition, we may never receive actual task orders to deliver services under our indefinite delivery, indefinite quantity contracts. Furthermore, political destabilization or insurgency in the regions in which we operate may keep us from continuing to provide services under our contracts or from expanding our service offerings in those regions. An accident or incident involving our employees or third parties also could adversely impact our business.

On February 11, 2005, our operating company entered into a $420.0 million senior secured credit facility with various lenders, including Goldman Sachs Credit Partners, L.P., Bear Stearns Corporate Lending Inc. and affiliates of Credit Suisse Securities (USA) LLC and UBS Securities LLC. On February 11, 2005, our operating company sold $320.0 million in aggregate principal amount of senior subordinated notes due 2013. As of December 30, 2005, on a pro forma basis after giving effect to the Offering Transactions, we would have had aggregate indebtedness of $633.6 million (excluding $7.8 million in outstanding letters of credit). The indenture governing our senior subordinated notes permits us to redeem up to $112.0 in aggregate principal amount of such notes with the proceeds of an equity offering. Assuming this offering was consummated on May 9, 2006, approximately 30 days thereafter we intend to redeem $28.8 million of our senior subordinated notes with proceeds from this offering. Our substantial level of indebtedness may make it difficult for us to satisfy our debt obligations and may make it difficult to obtain financing for working capital.

None of the net proceeds of the Offering Transactions (as defined below) will be used to further invest in our business. The amount of the distribution to the holder of our Class B common stock which represents a portion of our profit will depend on the distribution date. Based on our accumulated net profits since inception through December 30, 2005, the entire distribution to the holders of our Class B common stock would be a return of capital.

Our controlling stockholder will own approximately 56.1% of our then outstanding common stock. If the underwriters’ over-allotment option is exercised in full, our controlling stockholder will own approximately 52.7% of our then outstanding common stock. Our controlling stockholder will continue to be able to control the election of our directors, determine our corporate and management policies and determine without the consent of our other stockholders the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

We believe that the most significant other risks that we face include:

•	our limited experience as a stand alone entity;

•	political and economic events affecting the United States and/or other countries or regions of the world;

•	our ability to attract and retain customers and to remain competitive in the markets we serve;

•	our dependence on key personnel; and

•	other factors discussed below under the caption “Risk Factors.”

Our Sponsor

We currently are controlled by The Veritas Capital Fund II, L.P., a private equity investment fund organized and managed by Veritas Capital Management II, L.L.C., a leading private equity firm, and its co-investors, consisting of Veritas Capital Investments II A, LLC and Carlisle Ventures Inc. (an affiliate of The Northwestern Mutual Life Insurance Company). We refer to The Veritas Capital Fund II, L.P. and its affiliates in this prospectus as “Veritas Capital.” Founded by Robert B. McKeon in 1992, Veritas Capital is a leading investor in middle-market government services, defense and aerospace companies. Since its inception, Veritas Capital has invested a majority of its capital under management in businesses that directly serve the government services, defense and aerospace markets. As part of its focus on this industry, Veritas Capital has established a Defense & Aerospace Advisory Council comprised primarily of former high-ranking officials from the Department of State and the Department of Defense. Our sponsor is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. We have been advised by our sponsor that none of its existing portfolio companies currently compete directly or indirectly with us. We have also been advised by our sponsor that although they currently have no agreements to acquire any competing company, they routinely identify potential acquisition targets. We have been informed by our sponsor that they have entered into confidentiality agreements with companies, some of which compete with us, in order to begin their diligence and evaluate potential acquisition targets through either a competitive bidding process or direct negotiations with potential targets. Although the instruments governing our indebtedness contain certain restrictions on our ability to consummate acquisitions, incur additional indebtedness and enter into affiliated transactions, our sponsor may consider combining our operations with those of another company. We have been informed by our sponsor that they are not currently considering or have any arrangements to combine our operations with another entity.

Prior to giving effect to this offering, DIV Holding LLC, a company in which Veritas Capital owns 86.0% of the outstanding membership interest, owns all of our common stock. Upon the consummation of the Offering Transactions (as described below) DIV Holding LLC will beneficially own 32.0 million shares, representing 56.1% of our total common stock. Prior to the consummation of this offering we will reclassify our common stock into Class B common stock and authorize Class A common stock offered hereby. DIV Holding LLC will be the only holder of our Class B common stock, and therefore will be the only stockholder entitled to receive the payment of the special Class B distribution and any additional special Class B distribution assuming the exercise of the underwriters’ over-allotment option. See “Dividend Policy.” If DIV Holding LLC distributes the proceeds, Veritas Capital will receive $86.0 million of the $100.0 million special Class B distribution and 86.0% of the amount of any additional special Class B distribution ($22.7 million if the over-allotment option is exercised in full). Veritas Capital will also receive a $5.0 million transaction fee after giving effect to this offering as consideration for planning, structuring and related services. For further information, see “Principal Stockholder.”

The Transactions

On February 11, 2005, together with Veritas Capital, we acquired our operating company from Computer Sciences Corporation. The purchase price for the acquisition was $937.0 million after giving effect to a net working capital adjustment in favor of Computer Sciences Corporation in the amount of $65.55 million and $6.1 million of accumulated dividends in connection with the preferred stock issued for satisfaction of the working capital adjustment. Of the $937.0 million purchase price, $775.0 million was paid in cash, $140.6 million was paid to Computer Sciences Corporation in the form of our preferred equity and the remaining amounts were transaction expenses other than $6.1 million in accumulated dividends which is currently owed on the preferred stock issued in connection with the working capital adjustment. An additional preferred equity investment of $50.0 million was made in our parent by The Northwestern Mutual Life Insurance Company. We refer to the foregoing transaction as the “2005 Acquisition” in this prospectus. We entered into a transition services agreement with Computer Sciences Corporation upon the closing of the 2005 Acquisition. Computer Sciences Corporation performs certain employee benefits advising and consulting services on an hourly basis as necessary. Pursuant to the agreement, Computer Sciences Corporation also continues to perform personnel, accounting, and communication services. We provide all other services without support from Computer Sciences Corporation. The total cost of transition services during fiscal 2005 and the nine months ended December 30, 2005, were $0.4 million and $1.4 million, respectively.

See “The 2005 Acquisition” for further information concerning the 2005 Acquisition, including information on the closing purchase price and adjustments.

The Northwestern Mutual Life Insurance Company owns 100% of our Series A-1 preferred stock. Computer Sciences Corporation owns 100% of our Series A-2 preferred stock. Assuming a redemption date of May 9, 2006, The Northwestern Mutual Life Insurance Company will receive $60.0 million and Computer Sciences Corporation will receive $168.6 million upon the redemption of our preferred stock, which includes prepayment penalties of $1.5 million and $4.2 million, respectively.

Ownership Structure

The following chart shows our organizational structure immediately following the consummation of this offering (after giving effect to the automatic conversion of our Class B common stock into Class A common stock):

(1)	All of our U.S. subsidiaries guaranteed payment under the senior subordinated notes. They are also guarantors of our senior secured credit facility.
(2)	None of our foreign subsidiaries guaranteed payments under the senior subordinated notes.

As used in this prospectus, we refer to the “Transactions” collectively as (i) the consummation of the 2005 Acquisition, (ii) the borrowings under our senior secured credit facility entered into in connection with 2005 Acquisition, (iii) the issuance of the 9.50% senior subordinated notes due 2013 issued by our operating company, or our senior subordinated notes, and the application of the proceeds therefrom and (iv) the Offering Transactions.

The Offering Transactions

The following transactions have or will have occurred before the consummation of this offering:

(i) the amendment of our existing Certificate of Incorporation or the Amended and Restated Certificate of Incorporation, among other things to reclassify our outstanding shares of common stock into shares of our Class B common stock, and to create a new class of authorized common stock known as the Class A common stock;

(ii) the declaration of the special Class B distribution of $100.0 million payable upon the consummation of this offering and an additional special Class B distribution payable on or before June 15, 2006, representing 50% of the aggregate net proceeds that we would receive from the sale of up to 3,750,000 additional shares of our Class A common stock, to the extent that the underwriters exercise their over-allotment option, in each instance, payable to DIV Holding LLC, the only holder of our Class B common stock, and

(iii) the waiver from our lenders, including Goldman Sachs Credit Partners L.P. and Bear Stearns Corporate Lending Inc. and affiliates of Credit Suisse Securities (USA) LLC and UBS Securities LLC to permit the declaration and payment of the special Class B distribution and the mandatory prepayment required with proceeds of equity offerings.

The following transactions will occur following the consummation of this offering:

(i) the redemption of all of our currently outstanding preferred stock, of which approximately $222.8 million in stated amount including accrued and unpaid dividends thereon was outstanding as of the anticipated date of redemption of May 9, 2006 (including preferred stock issued and the accrued and unpaid dividends related to the working capital adjustment);

(ii) the payment of a special Class B distribution in the amount of $100.0 million upon the consummation of this offering and an additional special Class B distribution payable to the holders of Class B common stock on or before June 15, 2006;

(iii) upon the earlier of (i) the payment in full of the special Class B distribution and, if applicable, the additional special Class B distribution or (ii) the expiration of the underwriters over-allotments option, if unexercised, the automatic conversion of all of our outstanding shares of Class B common stock into outstanding shares of Class A common stock on a one-for-one basis;

(iv) the redemption, approximately 30 days after the consummation of this offering, of up to $112.0 million of the $320.0 million aggregate principal amount of the senior subordinated notes;

(v) the payment of certain prepayment penalties of $8.4 million as of December 30, 2005, $5.7 million of which represents the prepayment penalties on our preferred stock and $2.7 million of which represents prepayment penalties on our senior subordinated notes; and

(vi) the payment of certain transaction expenses of approximately $35.0 million, including a fee of $5.0 million paid to Veritas Capital Management II, LLC. See “Use of Proceeds.”

The amount of the distribution to the holder of our Class B common stock which represents a portion of our profit will depend on the distribution date. Based on our accumulated net profits since inception through December 30, 2005, the entire distribution to the holders of our Class B common stock would be a return of capital.

Assuming a redemption date of May 9, 2006, holders of our preferred stock will receive $222.8 million, and we will redeem $28.8 million of the $320.0 million aggregate principal amount of the senior subordinated notes. None of the net proceeds of this offering will be used to further invest in our business.

Upon the consummation of the Offering Transactions (as described below), without giving effect to the exercise by the underwriters of their over-allotment option, we will be issuing 25.0 million shares of our Class A common stock, representing 43.9% of our then outstanding common stock.

If the underwriters’ over-allotment option is exercised to purchase additional shares of our Class A common stock, 50% of the amount of the net proceeds of such exercise will be used to pay an additional special Class B distribution. For more information on the special Class B distribution, see “Dividend Policy.”

In this prospectus, we refer to the foregoing transactions occurring immediately before the consummation of this offering, the consummation of the offering and the transactions occurring following consummation of this offering collectively as the “Offering Transactions.”

Recent Results

(Unaudited)

Our consolidated financial statements for the fiscal year ended March 31, 2006 are not yet available and our independent registered public accounting firm, Deloitte & Touche LLP, has not completed its audit of the consolidated financial statements for such period. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates. The estimates set forth below were prepared based upon a number of assumptions, estimates and business decisions that are inherently subject to significant business and economic conditions and competitive uncertainties and contingencies, many of which are beyond our control. This summary is not meant to be a comprehensive statement of our unaudited financial results for this period and our actual results may differ from these estimates.

We are providing the following estimated results for the three months ended March 31, 2006:

•	Revenues of between $523.0 million and $553.0 million;

•	Expenses of between $487.7 million and $511.7 million;

•	Net income of between $4.3 million and $8.1 million; and

•	EBITDA of between $48.1 million and $54.1 million.

Revenues

We expect our revenues for the three months ended March 31, 2006 to be between $523.0 million and $553.0 million, an increase of between $2.1 million and $32.1 million from the same period last year. The primary reason for this increase is a result of the increase in the number of International Police Liaison Officers deployed in Iraq and Afghanistan in connection with the Civilian Police Program, International Narcotics and Law Enforcement Air-Wing program related to drug eradication in Afghanistan and the addition of the Nigeria airport construction project. These increases offset decreases on the Worldwide Personal Protective Services program in Afghanistan, and the loss of the Oceangraphics contract under DynMarine.

Revenues for the three months ended March 31, 2006 as compared to the three months ended December 30, 2005 are expected to decrease between $30.6 million and $0.6 million primarily due to decreases on the International Narcotics and Law Enforcement Air-Wing program due to the timing of helicopter modifications, and on the Worldwide Personal Protective Services contract due to the timing of construction related revenue.

Revenues for the fiscal year ended March 31, 2006 are expected to be between $1,941.2 million and $1,971.2 million, an increase of between $20.3 million and $50.3 million as compared to the fiscal year ended April 1, 2005. This increase is primarily due to increased business under the International Narcotics and Law Enforcement Air-Wing program related to the drug eradication efforts in Afghanistan, aviation equipment modifications under the Life Cycle Contractor Support program and new work constructing an airport in Nigeria. These increases in revenues were offset by the decision to exit a series of contracts to provide security and logistics support to various U.S. Government construction projects in the Middle East as a subcontractor, construction and equipment purchases during fiscal 2005 and the discontinuation of the Oceangraphics contract under DynMarine.

Expenses

We expect expenses, which include cost of services; selling, general and administrative; and depreciation and amortization for the three months ended March 31, 2006 to be between $487.7 million and $511.7 million, a decrease of $16.5 million to an increase of $7.5 million as compared to the same period in fiscal year 2005. The decrease, if any, is due to lower expenses related to several fixed-price construction projects and lower expenses to provide services under several Civilian Police task orders. These expense reductions are partially offset by higher administrative cost as we continue to develop our administrative functions as an independent company. The increase, if any, in expenses is attributable to the additional revenues between the two periods related to us achieving the high end of our revenues estimate, which offsets the factors contributing to an expense decrease as previously described.

Expenses for the three months ended March 31, 2006 as compared to the three months ended December 30, 2005 are expected to decrease between $42.4 million and $18.4 million. This reduction is not only due to lower corresponding revenue, but also due to the lower expenses related to several fixed-price construction projects and lower expenses to provide services under several Civilian Police task orders.

Expenses for the fiscal year ended March 31, 2006 are expected to be between $1,842.6 million and $1,866.6 million, an increase of between $23.4 million and $47.4 million. This increase results primarily from increased intangible amortization during the current year. Intangible amortization during the current fiscal year is based on the 2005 Acquisition, which included a step-up in basis of our customer related intangible assets resulting in increased amortization. An independent valuation study completed on February 11, 2005 was performed to allocate the purchase price between goodwill and intangible assets. The intangible amortization for 45 of the 52 weeks for the fiscal year ended April 1, 2005 is the allocated portion of the total intangible amortization from the March 2003 purchase of DynCorp by Computer Sciences Corporation. These transactions are described in more detail in Note 3 of the annual consolidated financial statements found elsewhere in this prospectus. The increase in expenses is also attributable to the additional revenue between the two periods attributable if we achieve the high end of our revenue estimate, as well as the additional administrative cost previously described.

Net Income

We expect net income for the three months ended March 31, 2006 to be between $4.3 million and $8.1 million, an increase of between $2.1 million and $5.9 million as compared to the same period during the fiscal year ended April 1, 2005. The increase is primarily due to the completion of several fixed-price construction projects and the final negotiation of task orders under the Civilian Police program. These increases are offset by increased interest expense and intangible amortization. The purchase of our operating company by Veritas Capital from Computer Science Corporation closed on February 11, 2005, and therefore the three months ended April 1, 2005 only reflects interest expense and intangible amortization for approximately seven weeks. As a subsidiary of Computer Sciences Corporation, interest expense was at the corporate level, and not allocated down to subsidiaries.

Net Income for the three months ended March 31, 2006 as compared to the three months ended December 30, 2005 will increase between $2.7 million and $6.5 million primarily due to favorable performance on completed fixed price construction projects and the final negotiation of task orders under the Civilian Police program.

Net income for the fiscal year ended March 31, 2006 is expected to be between $5.8 million and $9.6 million, a decrease of between $50.8 million and $47.0 million as compared to the fiscal year ended April 1, 2005. This decrease is primarily due to significantly higher interest expense and intangible amortization for the full twelve month period ended March 31, 2006 versus interest expense and intangible amortization for approximately seven weeks during the twelve months ended April 1, 2005. During the majority of the twelve months ended April 1, 2005, we were a subsidiary of Computer Science Corporation, and during that time interest expense was recorded at the corporate level only, and not allocated down to subsidiaries. In addition, our intangible amortization in the current year is based on the 2005 Acquisition, which included a step-up in basis of our customer related intangibles resulting in increased amortization during the current year. Partially offsetting higher interest expense and intangible amortization occurring in the current year are higher profits resulting from a greater percentage of revenue derived from higher margin fixed-price and time-and-material contracts, favorable performance on completed fixed-price construction projects, and the final negotiation of fixed-price task orders under the Civilian Police program all occurring during the current year.

EBITDA

We expect EBITDA for the three months ended March 31, 2006 to be between $48.1 million and $54.1 million, an increase of between $24.5 million and $30.5 million as compared to the three months ended April 1, 2005. The primary reason for this increase is favorable performance on completed fixed-price construction projects and the final negotiation of fixed-price task orders under the Civilian Police program.

EBITDA for the three months ended March 31, 2006 as compared to the three months ended December 30, 2005 is expected to increase between $13.7 million and $19.7 million. The primary reason for this increase is favorable performance on completed fixed-price construction projects, and the final negotiation of fixed-price task orders under the Civilian Police program.

EBITDA for the fiscal year ended March 31, 2006 is expected to be between $145.0 million and $151.0 million, an increase of between $30.5 million and $36.5 million as compared to fiscal year ended April 1, 2005. The primary reason for the increase is higher revenue mix from higher margin fixed-price or time-and-material contracts compared to lower margin cost type contracts. In addition, the fiscal year ended March 31, 2006 is expected to be favorably impacted by strong performance on completed fixed-price construction projects and the final negotiation of fixed-price task orders under the Civilian Police program.

EBITDA is a primary component of certain covenants under the Company’s senior secured credit facility. In addition, EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles in the United States of America (“GAAP”) and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. EBITDA as presented in this prospectus is not necessarily comparable to similarly titled measures reported by other companies.

Our Corporate Information

We are a Delaware corporation. Our principal executive offices are located at 8445 Freeport Parkway, Suite 400, Irving, Texas, 75063 and our telephone number is (817) 302-1460. Our website address is http://www.dyncorpinternational.com. We do not incorporate the information on our website into this prospectus and you should not consider it part of this prospectus.

THE OFFERING

Issuer	DynCorp International Inc.

Common stock offered by the issuer	25,000,000 shares of Class A common stock.

Common stock

Immediately following the consummation of this offering, we will have two classes of common stock outstanding: Class A and Class B. Upon either the expiration of, or exercise in full of, the underwriters’ over-allotment and the payment in full of the additional special Class B distribution, if any, the Class B shares of common stock will automatically convert, on a one-for-one basis, into Class A common stock.

Shares of Class A common stock and shares of Class B common stock will be identical (including with respect to voting rights), except for (i) the initial special Class B distribution which we will pay to DIV Holding LLC upon consummation of the offering; (ii) the convertibility of Class B common stock into Class A common stock after the payment in full of the special Class B distribution as described herein; (iii) the right of the holders of Class B common stock to consent to any changes to our governing documents that would adversely affect the Class B common stock; and (iv) the right to receive an additional special Class B distribution on or before June 15, 2006, representing 50% of the aggregate net proceeds that we would receive from the sale of up to 3,750,000 additional shares of our Class A common stock to the extent that the underwriters exercise their over-allotment option.

As used in this prospectus, the term “common stock,” when used in reference to our capital structure before the filing of our Amended and Restated Certificate of Incorporation described under the “Offering Transactions,” means our existing single class of common stock, and, when used in reference to our capital structure following the filing of such certificate, means the Class A and Class B common stock, unless otherwise specified.

Except as otherwise indicated, the number of shares of our common stock disclosed in this prospectus prior to the reclassification of our outstanding shares of common stock into outstanding shares of Class B common stock, as described in “—The Offering Transactions,” reflect the number of shares of Class B common stock into which such shares of common stock would be reclassified assuming such shares were outstanding at the time of such reclassification.

Use of proceeds

We will receive net proceeds from the offering of approximately $340.0 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as described in (v) below. We intend to use the gross proceeds of $375 million from this offering (i) to redeem all of our currently outstanding preferred stock, of which approximately $222.8 million in stated amount was outstanding as of the anticipated date of redemption of May 9, 2006 (including preferred stock issued and the accrued and unpaid dividends related to the working capital adjustment); (ii) to pay a special Class B distribution in the amount of $100.0 million; (iii) for the redemption, approximately 30 days after the consummation of this offering, of $28.8; (iv) to pay certain prepayment penalties of approximately $8.4 million, as of December 30, 2005, $5.7 million of which represents the aggregate pre-payment penalties on our preferred stock and $2.7 million of which represents prepayment penalties on our senior subordinated notes; and (v) to pay transaction expenses of approximately $35.0 million, including a fee of $5.0 million paid to Veritas Capital Management II, LLC. To the extent the equity proceeds are insufficient to pay the special Class B distribution and/or transaction fees and expenses, we may use up to $20.0 million of available cash on hand to pay fees and expenses. None of the net proceeds of this offering will be used to further invest in our business.

If the underwriters’ over-allotment option is exercised to purchase additional shares, 50% of the amount of the net proceeds of such exercise will be used to pay an additional special Class B distribution on or before June 15, 2006. For more information on the special Class B distribution, see “Dividend Policy.”

As described under “Certain Relationships and Related Transactions,” Veritas Capital will receive approximately $91.0 million or 26.8% of the net proceeds of this offering, consisting of $86.0 million of the $100.0 million special Class B distribution and a $5.0 million fee. In addition, to the extent that the over-allotment option was exercised in full, assuming a distribution of the additional special Class B distribution to its equity holders by DIV Holding LLC, Veritas Capital would receive an additional $22.7 million. The amount of the distribution to the holder of our Class B common stock which represents a portion of our profit will depend on the distribution date. Based on our accumulated net profits since inception through December 30, 2005, the entire distribution to the holders of our Class B common stock would be a return of capital. Assuming a redemption date of May 9, 2006, holders of our preferred stock will receive $222.8 million, and we will redeem $28.8 million of the $320.0 million aggregate principal amount of the senior subordinated notes.

Dividend policy	We do not currently pay dividends on our outstanding common stock. We do not intend to pay cash dividends on our Class A common stock for the foreseeable future.

New York Stock Exchange Symbol	“DCP”

Risk factors

For a discussion of risks relating to our company, our business and an investment in our Class A common stock, see “Risk Factors” and all other information set forth in this prospectus before investing in our Class A common stock.

Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase 3,750,000 additional shares; if the underwriters exercise their over-allotment option in full, the number of shares of our Class A common stock outstanding after the offering will be 60,750,000.

Summary Consolidated Historical and Pro Forma Financial Data

On March 7, 2003, DynCorp and its subsidiaries, including our operating company, were acquired by Computer Sciences Corporation. The financial statements included in this prospectus for any period prior to March 7, 2003, the date of the Computer Sciences Corporation acquisition, are referred to as the “original predecessor period” statements. We refer to the financial statements for the period March 8, 2003 to February 11, 2005, the date of the 2005 Acquisition, as the “immediate predecessor period” statements. On February 11, 2005, together with Veritas Capital we acquired our operating company from Computer Sciences Corporation. The 2005 Acquisition has been accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed have been accounted for at their fair market values at the date of consummation based on preliminary estimates. The final allocation of the purchase price may differ from the amount reflected herein, and that difference could be significant.

The following table sets forth summary historical consolidated financial and other operating data, and pro forma data for DynCorp International. The summary consolidated historical financial data as of December 30, 2005 and April 1, 2005, for the nine months ended December 30, 2005 and the period February 12, 2005 through April 1, 2005 are derived from our consolidated financial statements for the successor period. The summary consolidated historical financial data for the period April 3, 2004 through February 11, 2005, the nine months ended October 1, 2004 and as of and for the year ended April 2, 2004 and for the period March 8, 2003 through March 28, 2003 are derived from our consolidated financial statements for the immediate predecessor period. The summary consolidated financial information for the period March 30, 2002 through March 7, 2003 have been derived from our consolidated financial statements for the original predecessor period. The summary consolidated financial information as of and for the nine month period ended December 30, 2005 and for the nine month period ended December 31, 2004 have been derived from our unaudited consolidated financial statements during the successor and immediate predecessor period, respectively, which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein.

The pro forma statement of operations data for the year ended April 1, 2005 includes the historical results of operations for the successor period February 12, 2005 to April 1, 2005 combined with the historical results of operations for the immediate predecessor period April 3, 2004 to February 11, 2005 and gives effect to the Transactions as if the Transactions had occurred on April 3, 2004. The pro forma statement of operations data for the nine months ended December 30, 2005 gives effect to the Transactions and Offering Transactions as if the Transactions and Offering Transactions had occurred on April 3, 2004. The unaudited pro forma financial data does not necessarily reflect what our results of operations or financial position would have been had the transaction taken place on the date indicated and is not intended to project our results of operations or financial position for any future period or date.

The information set forth below should be read in conjunction with the information under “Capitalization,” “Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and the financial statements included elsewhere in this prospectus.

	Original Predecessor Period	Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period	Pro Forma
	March 30, 2002- March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	April 3, 2004- February 11, 2005	49 Days Ended April 1, 2005	Nine Months Ended December 31, 2004	Nine Months Ended December 30, 2005	Year Ended April 1, 2005	Nine Months Ended December 30, 2005
	(dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues	$859,112	$59,240	$1,214,289	$1,654,305	$266,604	$1,400,054	$1,418,245	$1,920,909	$1,418,245

Costs of Services	787,649	53,482	1,106,571	1,496,109	245,406	1,263,414	1,262,255	1,741,515	1,262,255
Selling, General and Administrative	40,316	3,414	48,350	57,755	8,408	46,452	59,874	65,388	57,024
Depreciation and Amortization	351	265	8,148	5,922	5,605	5,095	32,763	40,969	32,763

Total Costs and Expenses	828,316	57,161	1,163,069	1,559,786	259,419	1,314,961	1,354,892	1,847,872	1,352,042

Operating Income	30,796	2,079	51,220	94,519	7,185	85,093	63,353	73,037	66,203
Interest Expense	—	—	—	—	8,054	—	42,278	52,732	40,226
Interest on Mandatory Redeemable Shares	—	—	—	—	2,182	—	14,149	—	—
Interest Income	(43)	(2)	(64)	(170)	(7)	(130)	(166)	(177)	(166)

Net Income (loss) Before Taxes	30,839	2,081	51,284	94,689	(3,044)	85,223	7,092	20,482	26,143
Provision for Income Taxes	11,973	852	19,924	34,956	60	30,779	5,607	7,531	9,464

Net Income (loss)	$18,866	$1,229	$31,360	$59,733	$(3,104)	$54,444	$1,485	$12,951	$16,679

Net (loss) income per common share: (1)
Basic and diluted					$(6.21)		$2.97	$0.23	$0.29
Weighted average common shares outstanding: (1)
Basic and diluted					500,000		500,000	57,000,000	57,000,000
Pro forma net (loss) income per share: (2)
Basic and diluted					$(0.08)		$0.04
Pro forma weighted average shares outstanding: (2)
Basic and diluted					38,250,000		38,250,000

(1)	Historical predecessor periods do not reflect the 64 for 1 stock split, which will occur prior to the consummation of this offering.
(2)	For the purposes of pro forma earnings per share calculations, we have considered the effects of the $100.0 million special distribution expected to be paid to the holders of our Class B common stock upon consummation of this offering.

	Original Predecessor Period	Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period	Pro Forma
	March 30, 2002- March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	April 3, 2004- February 11, 2005	49 Days Ended April 1, 2005	Nine Months Ended December 31, 2004	Nine Months Ended December 30, 2005	Year Ended April 1, 2005	Nine Months Ended December 30, 2005
	(dollars in thousands, except for backlog, which is in millions)
OTHER FINANCIAL DATA:
EBITDA(1)(2)	$31,781	$2,382	$60,072	$101,326	$13,279	$90,960	$96,909	$115,379	$99,759
Capital Expenditures	1,011	11	2,047	8,473	244	8,324	1,338	8,717	1,338

SELECTED OPERATING INFORMATION:
Contract Recompete Win Rate(3)	79%	NA	100%	NA	NA	NA	100%	100%	100%
New Contract Win Rate(3)	94%	NA	72%	NA	NA	88%	70%	74%	70%
Contracted Backlog(4)	NA	$2,028	$2,164	NA	$2,040	$2,184	$2,692	$2,040	$2,692

BALANCE SHEET DATA(5):
Cash and Cash Equivalents	NA	$4,541	$6,510	NA	$13,474	$17,846	$24,803	NA	$4,803
Working Capital(6)	NA	58,295	104,335	NA	200,367	169,746	234,693	NA	216,005
Total Assets	NA	481,097	579,829	NA	1,148,193	710,485	1,183,476	NA	1,163,899
Total Debt	NA	—	—	NA	826,990	—	875,241	NA	633,613
Shareholders’ Equity	NA	354,198	396,573	NA	96,918	483,978	99,063	NA	321,114

(1)	EBITDA is a primary component of certain covenants under our senior secured credit facility and is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. We believe that EBITDA is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. EBITDA as presented in this prospectus is not necessarily comparable to similarly titled measures reported by other companies.
(2)	The following table presents a reconciliation of net income to EBITDA for the periods included below:

	Original Predecessor Period	Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period	Pro Forma
	March 30, 2002- March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	April 3, 2004- February 11, 2005	49 Days Ended April 1, 2005	Nine Months Ended December 31, 2004	Nine Months Ended December 30, 2005	Year Ended April 1, 2005	Nine Months Ended December 30, 2005
	(dollars in thousands)
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA:
Net Income (loss)	$18,866	$1,229	$31,360	$59,733	$(3,104)	$54,444	$1,485	$12,951	$16,679
Income Taxes	11,973	852	19,924	34,956	60	30,779	5,607	7,531	9,464
Interest Expense	—	—	—	—	10,236	—	56,427	52,732	40,226
Depreciation and Amortization	942	301	8,788	6,637	6,087	5,737	33,390	42,165	33,390

EBITDA	$31,781	$2,382	$60,072	$101,326	$13,279	$90,960	$96,909	$115,379	$99,759

(3)	Recompete and new contract win rates are calculated based on the dollar values of such contracts. “NA” reflects no new recompete or new contract awards during the referenced periods.
(4)	Contracted backlog data is as of the end of the applicable period.
(5)	Balance sheet data is as of the end of the applicable period.
(6)	Working capital is defined as current assets, net of current liabilities.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before buying shares of our Class A common stock. If any of the following risks or uncertainties occurs, our business, financial condition and operating results could be materially adversely affected. In that case, the trading price of our Class A common stock could decline and you may lose all or a part of the money you paid to buy our Class A common stock.

Risks Related to Our Business

We rely on sales to U.S. government entities. A loss of contracts with the U.S. government, a failure to obtain new contracts or a reduction of sales under existing contracts could adversely affect our operating performance and our ability to generate cash flow to fund our operations.

For fiscal 2005 and for the nine months ended December 30, 2005, the Civilian Police, Contract Field Teams and International Narcotics and Law Enforcement contracts accounted for 27.4%, 18.0%, and 8.1%, and 29.5%, 17.6% and 11.7% of our revenues, respectively. The loss of any one of these contracts would significantly and adversely affect our future revenues and earnings. We derived substantially all of our revenues from contracts and subcontracts with the U.S. government and its agencies, primarily the Department of State and the Department of Defense. Contracts with agencies of the Department of State represented 51.3%, 49.6% and 29.4% of our revenues for the nine months ended December 30, 2005, and for fiscal 2005 and 2004, and contracts with agencies of the Department of Defense represented 44.9%, 49.0% and 63.1% of our revenues over the same periods, respectively. The remainder of our revenues represent commercial contracts, including contracts in which we serve as subcontractor to other contractors with the U.S. government. We expect that U.S. government contracts, particularly with the Department of State and the Department of Defense, will continue to be our primary source of revenue for the foreseeable future. Continuation and renewal of our existing government contracts and new government contracts are, among other things, contingent upon the availability of adequate funding for various U.S. government agencies, including the Department of State and the Department of Defense. Changes in U.S. government spending could directly affect our operating performance and lead to an unexpected loss of revenue. Among the factors that could impact U.S. government spending and which would reduce our federal government contracting business are:

•	a significant decline in, or reapportioning of, spending by the U.S. government, in general, or by the Department of State or the Department of Defense, in particular;

•	changes, delays or cancellations of U.S. government programs or requirements;

•	the adoption of new laws or regulations that affect companies that provide services to the U.S. government;

•	U.S. government shutdowns or other delays in the government appropriations process;

•	curtailment of the U.S. government’s outsourcing of services to private contractors;

•	changes in the political climate, including with regard to the funding or operation of the services we provide; and

•	general economic conditions.

These or other factors could cause U.S. government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts in whole or in part, to issue temporary stop work orders or not to exercise options to renew contracts. The loss or significant curtailment of material government contracts, or our failure to renew or enter into new contracts could adversely affect our operating performance and lead to an unexpected loss of revenue.

Our U.S. government contracts may be terminated by the U.S. government at any time prior to their completion and contain other unfavorable provisions, which could lead to unexpected loss of revenues.

Under the terms of our contracts, the U.S. government may unilaterally:

•	terminate or modify existing contracts;

•	reduce the value of existing contracts through partial termination;

•	delay the payment of our invoices by government payment offices;

•	audit our contract-related costs and fees; and

•	suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations.

The U.S. government can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and adversely affect our operating performance and lead to an unexpected loss of revenue.

Our government contracts typically have an initial term of one year with multiple option periods, exercisable at the discretion of the government at previously negotiated prices. The government is not obligated to exercise any option under a contract. Furthermore, the government is required to compete all programs and, therefore, may not automatically renew a contract. In addition, at the time of completion of any of our government contracts, the contract is required to be recompeted if the government still requires the services covered by the contract.

If the U.S. government terminates and/or materially modifies any of our contracts or if option periods are not exercised, our failure to replace revenue generated from such contracts would result in lower revenues and would likely adversely affect our earnings, which would have a material adverse effect on our financial condition and results of operations.

Our backlog as of December 30, 2005 was approximately $2.7 billion, of which $1.0 billion represented U.S. government funded contracted backlog and $1.7 billion represented U.S. government unfunded backlog. Backlog does not take into account any expenses associated with contractual performance and converting backlog into revenue would not reflect net income associated with the contracts. There can be no assurance that any of the contracts comprising our contracted backlog will result in actual revenue in any particular period or that the actual revenue from such contracts will equal our backlog. Furthermore, there can be no assurance that any contract included in our backlog that generates revenue will be profitable.

Our U.S. government contracts are subject to competitive bidding, both upon initial issuance and recompetition. If we are unable to successfully compete in the bidding process or if we fail to receive renewal, it could adversely affect our operating performance and lead to an unexpected loss of revenue.

Substantially all of our U.S. government contracts are awarded through a competitive bidding process, including upon renewal, and we expect that this will continue to be the case. There often is significant competition and pricing pressure as a result of this process. The competitive bidding process presents a number of risks, including the following:

•	we must expend substantial funds and time to prepare bids and proposals for contracts;

•	we may be unable to estimate accurately the resources and cost that will be required to fund any contract we win, which could result in substantial cost overruns; and

•	we may encounter expense and delay if our competitors protest or challenge awards of contracts to us, and any such protest or challenge could result in a requirement to resubmit bids on modified specifications or in termination, reduction or modification of the awarded contract.

The government contracts for which we compete typically have multiple option periods, and if we fail to win a contract or a task order, we generally will be unable to compete again for that contract for several years. For example, we recently have lost task orders for which we competed under our Worldwide Personal Protective Services program in Israel, Haiti and Afghanistan. If we fail to win new contracts or to receive renewal contracts upon recompetition, it may result in additional costs and expenses and possible loss of revenue, and we will not have an opportunity to compete for these opportunities again until the current task orders expire.

Political destabilization or insurgency in the regions in which we operate may have a material adverse effect on our operating performance.

Certain regions in which we operate are highly unstable. Insurgency activities in the areas in which we operate may cause further destabilization in these regions. There can be no assurance that the regions we operate in will continue to be stable enough to allow us to operate profitably or at all. For fiscal 2005 and for the nine months ended December 30, 2005, respectively, revenues generated from our operations in Iraq and Afghanistan contributed 36.9% and 33.0% of our revenues. Insurgents in Iraq and Afghanistan have targeted installations where we have personnel and have contributed to instability in these countries. This could impair our ability to attract and deploy personnel to perform services in either or both locations. In addition, we have been required to increase compensation to our personnel as an incentive to deploy them to these regions. To date, we have been able to recover this added cost under the contracts, but there is no guarantee that future increases, if required, will be able to be passed on to our customers through our contracts. To the extent that we are unable to pass through such increased compensation costs to our customers, our operating margins would be adversely impacted, which could adversely affect our operating performance. We also may have difficulty obtaining insurance to cover our liabilities in these regions and for third-party general liability. We have been able to obtain insurance to cover our liabilities, however this could change or premiums may become prohibitively expensive. In addition, increased insurgency activities or destabilization, including civil unrest or a civil war in Iraq or Afghanistan, may lead to a determination by the U.S. government to halt our operations in a particular location, country or region and to perform the services using military personnel. Furthermore, in extreme circumstances, the U.S. government may decide to terminate all U.S. government activities including our operations under U.S. government contracts in a particular location, country or region and withdraw all military personnel. This could adversely affect our operating performance and may result in additional costs and expenses and possible loss of revenue.

Our indefinite delivery, indefinite quantity contracts are not firm orders for services and we may never receive revenues from these contracts, which could adversely affect our operating performance.

Many of our government contracts are indefinite delivery, indefinite quantity contracts, which are often awarded to multiple contractors. Award of an indefinite delivery, indefinite quantity contract does not represent firm orders for services. Generally, under an indefinite delivery, indefinite quantity contract, the government is not obligated to order a minimum of services or supplies from its contractor, irrespective of the total estimated contract value. Furthermore, under an indefinite delivery, indefinite quantity contract, the customer develops requirements for task orders that are competitively bid against all of the contract awardees, usually under a best-value approach. Many contracts also permit the government customer to direct work to a specific contractor. Our Civilian Police and Contract Field Team programs are performed under indefinite delivery, indefinite quantity contracts. A failure to rapidly deploy personnel may cause our customers to decide not to award us additional task orders under these contracts, which would have an adverse effect on our operating performance and may result in additional expenses and possible loss of revenue. For the nine months ended December 30, 2005, and for fiscal 2005, 58.2% and 56.3% of our revenues, respectively, were attributable to indefinite delivery, indefinite quantity contracts.

Our cost of performing under time-and-materials and fixed-price contracts may exceed our revenues which would result in a loss on the contracts.

Our government contract services have three distinct pricing structures: cost-reimbursement, time-and-materials and fixed-price, representing approximately 35%, 38% and 27% of our revenues, respectively, for the nine months ended December 30, 2005, and approximately 34%, 39% and 27% of our revenues, respectively, for fiscal 2005. With cost-reimbursement contracts, so long as actual costs incurred are within the contract ceiling and allowable under the terms of the contract, we are entitled to reimbursement of the costs plus a stipulated profit. We assume financial risk on time-and-materials and fixed-price contracts, because we assume the risk of performing those contracts at the stipulated prices or negotiated hourly rates. If we do not accurately estimate ultimate costs and control costs during performance of the work, we could lose money on a particular contract or have lower than anticipated margins also assume the risk of damage or loss to government property and we are responsible for third-party claims under fixed-price contracts. We believe that our profitability will continue to improve as we anticipate our customers to shift away from cost reimbursement to time-and-materials contracts and fixed-price contracts. We base our belief on recent trends in our revenues, the nature of the contracts that we are bidding on and the pricing structure in fixed-price and time-and-material contracts. As of December 30, 2005, seven of our 45 active contracts contained incentive based pricing terms. These contracts comprise 19.7% and 17.4% of our revenues, respectively, for fiscal 2005 and the nine months ended December 30, 2005. The failure to meet contractually defined performance standards may result in a loss of a particular contract or lower-than-anticipated margins. This may result in additional costs and expenses and possible loss of revenue.

A negative audit or other actions by the U.S. government could adversely affect our operating performance.

U.S. government agencies such as the Defense Contract Audit Agency routinely audit and investigate government contractors. These agencies review a contractor’s contract performance, cost structure and compliance with applicable laws, regulations and standards. The Defense Contract Audit Agency also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed. In addition, government contract payments received by us for allowable direct and indirect costs are subject to adjustment after audit by government auditors and repayment to the government if the payments exceed allowable costs as defined in the government contracts. Audits have been completed on our incurred contract costs through March 28, 2003, and are continuing for subsequent periods. At any given time, many of our contracts are under review by the Defense Contract Audit Agency and other government agencies. We cannot predict the outcome of such ongoing audits and what, if any, impact such audits may have on our future operating performance.

A recent audit report issued by the Defense Contract Audit Agency on our Air-Wing Contract to the Department of State in June 2005 that we received in August 2005 reached the conclusion that we had incorrectly included certain cost elements in base pay for purposes of calculating hazard and post-differential pay, resulting in overbilling of $1.8 million. To the extent this matter is decided against us, we will need to refund the disputed amount and our revenues will be adversely affected.

As a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which companies with solely commercial customers are not subject. In addition, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Furthermore, our reputation could suffer serious harm if allegations of impropriety were made against us. If we were suspended or prohibited from contracting with the U.S. government generally, or any significant U.S. government agency, if our reputation or relationship with U.S. government agencies were impaired or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, it could adversely affect our operating performance and possibly result in additional expenses and possible loss of revenue.

Suspension or debarment by the U.S. government could result in our inability to receive government contracts and could adversely affect our future operating performance.

As a U.S. government contractor, we must comply with laws and regulations relating to U.S. government contracts, which affect how we do business with our customers. For example, we are subject to the Federal

Acquisition Regulations, which govern the formation, administration and performance of U.S. government contracts, and many of our contracts performed in the United States are subject to the Service Contract Act which requires hourly employees to be paid certain specified wages and benefits. We include the cost of compliance with the Service Contract Act and other legal requirements in our contract pricing. However, our performance under our U.S. government contracts and our compliance with the terms of those contracts are subject to review by the government. If a government review or investigation uncovers a violation of the Service Contract Act, or improper or illegal activities relating to our U.S. government contracts, we may be subject to civil or criminal penalties or administrative sanctions, including contract termination, the assessment of penalties and suspension or debarment from doing business with U.S. government agencies. If the U.S. government initiates suspension or debarment proceedings against us or if we are indicted for or convicted of illegal activities relating our U.S. government contracts, we may lose our ability to win awards of contracts in the future or receive renewals of existing contracts for a period of time which could adversely affect our future operating performance.

An accident or incident involving our employees or third parties could harm our reputation and adversely affect our ability to compete for business and, as a result, adversely affect our operating performance.

We are exposed to liabilities arising out of the services we provide. Such liabilities may relate to an accident or incident involving our employees or third parties, particularly where we are deployed on-site at active military installations or in locations experiencing political or civil unrest, or they may relate to an accident or incident involving aircraft or other equipment we have serviced or used in the course of our business. Any of these types of accidents or incidents could involve significant potential claims of injured employees and other third parties, and claims relating to loss of or damage to government or third-party property. The amount of our insurance coverage may not be adequate to cover those claims or liabilities and we may be forced to bear substantial costs from an accident or incident. Substantial claims in excess of our related insurance coverage could adversely affect our operating performance and may result in additional expenses and possible loss of revenue. Moreover, any accident or incident for which we are liable, even if fully insured, may result in negative publicity which could adversely affect our reputation among our customers, including our government customers, and the public, which could result in us losing existing and future contracts or make it more difficult for us to compete effectively, which could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

The expiration of our collective bargaining agreements could result in increased operating costs or work disruptions, which could potentially affect our operating performance.

As of December 30, 2005, we had over 14,000 employees located in 35 countries around the world, approximately 7,500 of whom are located inside the United States. Of these employees, approximately 1,450 are represented by labor unions. As of December 30, 2005, we had approximately 62 collective bargaining agreements. These agreements expire between March 2006 and December 2008. Although we believe that our relationships with these unions and our employees are satisfactory, there can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise. We could experience a significant disruption of operations and increased operating costs as a result of higher wages or benefits paid to union members, which could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Proceedings against us in domestic and foreign courts could result in legal costs and adversely affect our operating performance.

We are involved in various claims and lawsuits from time to time. For example, on September 11, 2001, a class action lawsuit seeking $100 million on behalf of approximately 10,000 citizens of Ecuador was filed against us and several of our affiliates in the U.S. District Court for the District of Columbia. The basis for the action arose from performance of a Department of State contract for the eradication of narcotic plant crops in Colombia. The lawsuit alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic crops along the Colombian border adjacent to Ecuador. In the event that a court decides against us in this lawsuit and we are unable to obtain indemnification from the government and from Computer Sciences Corporation, or contributions from the other defendants, we may incur substantial costs. An adverse ruling in this case also could adversely affect our reputation and have a material affect on our ability to win future government contracts.

Other litigation in which we are involved includes wrongful termination and other adverse employment actions, breach of contract, personal injury and property damage actions filed by third parties. Actions involving third-party liability claims generally are covered by insurance; however, in the event our insurance coverage is inadequate to cover such claims, we will be forced to bear the costs arising from a judgment. We do not have insurance coverage for adverse employment and breach of contract actions and we bear all costs associated with such litigation and claims.

Competition in our industry could limit our ability to attract and retain customers or employees, which could result in a loss of revenue and/or a reduction in margins, which could adversely affect our operating performance.

Given the broad range of services that we provide, we compete with various entities across geographic and business lines. Competitors of our Field Technical Services operating division are typically large defense services contractors, who offer services associated with maintenance, training and other activities. Competitors of our International Technical Services operating division are various solution providers who typically compete in any one of our key business segments. We compete on the basis of a number of factors, including our broad range of services, geographic reach and mobility.

Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for contract opportunities. For example, original equipment manufacturers that also provide aftermarket support services have a distinct advantage in obtaining service contracts for aircraft that they have manufactured, as they frequently have better access to replacement and service parts as well as an existing technical understanding of the platform they have manufactured. In addition, we are at a disadvantage when bidding for contracts put up for recompetition for which we are not the incumbent provider, because incumbent providers are frequently able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

In addition to the competition we face in bidding for contracts and task orders, we must also compete to attract the skilled and experienced personnel integral to our continued operation. We hire from a limited pool of potential employees, with military and law enforcement experience, specialized technical skill sets and security clearances as prerequisites for many positions. Our failure to compete effectively for employees or excessive attrition among our skilled personnel could reduce our ability to satisfy our customers needs, and increase the costs and time required to perform our contractual obligations. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

We depend on Computer Sciences Corporation for certain transitional services. The failure of Computer Sciences Corporation to perform its obligations or the termination of this agreement could adversely impact our operating performance.

Our ability to effectively monitor and control our operations depends on the proper functioning of our information technology support systems. Prior to the 2005 Acquisition, support for the business applications and communications technology of our business was provided by a combination of our dedicated resources and centralized Computer Sciences Corporation resources. We entered into a transition services agreement with Computer Sciences Corporation on February 11, 2005, which covered support services for certain operating areas including finance and communications services, internet support and payroll tax reporting. Pursuant to the agreement, Computer Sciences Corporation will continue to perform a portion of our internal finance and personnel accounting, application support services and communications services originally scheduled to terminate on February 11, 2006. This agreement has been extended until May 2006.

If Computer Sciences Corporation fails to provide the information technology support systems services, or upon termination of our transition services agreement, we will be forced to obtain these services from third parties or provide such services ourselves. The failure of Computer Sciences Corporation to perform its obligations or the termination of our transition services agreement could adversely affect our operations, and we may not be able to perform such services by ourselves or source such services from third parties at all or on terms favorable to us. Any failure to develop the necessary systems, resources and controls to operate all the transitional services currently being provided by Computer Sciences Corporation or to obtain such services from third parties could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Loss of our skilled personnel, including members of senior management, may have an adverse effect on our operations and/or our operating performance until we find suitable replacements.

Our continued success depends in large part on our ability to recruit and retain the skilled personnel necessary to serve our customers effectively, including personnel with extensive military and law enforcement training and backgrounds. The proper execution of our contract objectives depends upon the availability of quality resources, especially qualified personnel. Given the nature of our business, we have substantial need for personnel that are willing to work overseas, frequently in locations experiencing political or civil unrest, for extended periods of time and often on short notice. We may not be able to meet the need for qualified personnel as such need arises.

In addition, we must comply with provisions in U.S. government contracts that require employment of persons with specified work experience and security clearances. An inability to maintain employees with the required security clearances could have a material adverse effect on our ability to win new business and satisfy our existing contractual obligations, and could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

The loss of services of any of the members of our senior management could adversely affect our business until a suitable replacement can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

Many of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services we must provide to our customers. For the nine months ended December 30, 2005 and fiscal 2005, respectively, we paid our subcontractors $180.1 million and $174.9 million, respectively. These subcontractors generally perform niche or specialty services for which they have more direct experience, such as construction or catering services, and the inclusion of these companies on our team during the bidding process may improve the chance of our winning a contract award. Often, we enter into subcontract arrangements in order to meet government requirements to award certain categories of services to small businesses. A failure by one or more of our subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor. Such subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability and adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Environmental laws and regulations may subject us to significant costs and liabilities which could adversely affect our operating performance.

We are subject to numerous environmental, legal and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include those governing the management and disposal of hazardous substances and wastes and the maintenance of a safe workplace, primarily associated with our aviation services activities, including painting aircraft and handling substances that may qualify as hazardous waste, such as used batteries and petroleum products. In addition to the U.S. federal laws and regulations, states and other countries where we do business have numerous environmental, legal, and regulatory requirements by which we must abide. We could incur substantial costs, including clean-up costs, as a result of violations of or liabilities under environmental laws. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

The requirements of complying with the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002 may strain our resources and distract management.

We are subject to the Sarbanes-Oxley Act of 2002, including Section 404. These requirements may place a strain on our systems and resources. The Sarbanes-Oxley Act will require that we maintain and certify that we have effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404, starting with our annual report on Form 10-K for the fiscal year ended March 28, 2008, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting and an attestation report of our auditors on our management’s assessment of such internal control. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with these reporting requirements. We might not be able to complete the documentation and management assessment required by Section 404 of the Sarbanes-Oxley Act before it becomes applicable to us. In addition, the effort to prepare for these obligations may divert management’s attention from other business concerns, which could adversely affect our operating performance. In addition, we may need to hire additional accounting and financial staff, which we might not be able to do in a timely fashion and which would result in additional expense and distraction of our management’s time and resources.

Risks Related to Our Indebtedness

Our substantial level of indebtedness may make it difficult for us to satisfy our debt obligations and may adversely affect our ability to obtain financing for working capital, capitalize on business opportunities or respond to adverse changes in our industry.

We have substantial indebtedness. As of December 30, 2005, on a pro forma basis after giving effect to the Offering Transactions, we had $633.6 million of total indebtedness and $67.2 million of additional borrowing capacity under our senior secured credit facility (which gives effect to the $7.8 million of outstanding letters of credit). Our substantial indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our debt obligations;

•	our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay interest and principal on our indebtedness which will reduce the funds available for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•	our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in our industry as compared to our competitors may be compromised due to the high level of indebtedness; and

•	our ability to refinance indebtedness may be limited.

Our senior secured credit facility, the indenture governing our senior subordinated notes and our preferred stock contain various covenants limiting the discretion of our management in operating our business.

Our indenture, senior secured credit facility and the certificates of designation governing our preferred stock contain various restrictive covenants that limit our management’s discretion in operating our business. These instruments limit our ability to engage in, among other things, the following activities:

•	the incurrence of additional indebtedness or guarantee obligations;

•	the repayment of indebtedness prior to stated maturities;

•	the payment of dividends or make certain other restricted payments;

•	making investments or acquisitions;

•	the creation of liens or other encumbrances; and

•	the ability to transfer or sell certain assets or merge or consolidate with another entity.

In addition, our senior secured credit facility also requires us to maintain certain financial ratios and limits our ability to make capital expenditures. These financial ratios include a minimum interest coverage ratio and a leverage ratio. The interest coverage ratio is the ratio of EBITDA (as defined in our senior secured credit facility) to cash interest expense for the preceding four quarters. The leverage ratio is a ratio of our debt to our EBITDA for the preceding four quarters. The minimum interest coverage ratio increases from 2:1 to 3.2:1 during the term of the senior secured credit facility. The maximum leverage ratio decreases from 6:1 to 3:1 during the term of the senior secured credit facility. The senior secured credit facility also restricts the maximum amount of our capital expenditures during each year of the term of the senior secured credit facility. Our annual capital expenditures may not exceed $4.0 million during the term of our senior secured credit facility. Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the purchase of property and equipment.

If we fail to comply with the restrictions in the indenture or our senior secured credit facility or any other subsequent financing agreements, a default may allow the creditors under the relevant instruments, in certain circumstances, to accelerate the related debt and to exercise their remedies thereunder, which will typically include the right to declare the principal amount of such debt, together with accrued and unpaid interest and other related amounts immediately due and payable, to exercise any remedies such creditors may have to foreclose on any of our assets that are subject to liens securing such debt and to terminate any commitments they had made to supply us with further funds. Moreover, any of our other debt that has a cross-default or cross-acceleration provision that would be triggered by such default or acceleration would also be subject to acceleration upon the occurrence of such default or acceleration.

In addition, the terms of our preferred stock does not allow us to incur or become subject to any indebtedness if such indebtedness would be in excess of total indebtedness permitted to be incurred under a maximum debt incurrence test, which limits our maximum indebtedness to 7.5 times EBITDA, or $904.2 million as of December 30, 2005.

Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us.

Servicing our indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, which could adversely affect our financial condition.

Based on our indebtedness and other obligations as of December 30, 2005, we estimate that for fiscal 2006, our remaining contractual commitments including interest associated with our indebtedness and other obligations

(assuming that our revolving credit facility will be undrawn at the close of fiscal 2006) will be $17.0 million and $237.0 million in the aggregate, respectively, for the remaining three months of fiscal 2006 and the period between April 1, 2006 through the end of fiscal 2010. Our ability to make payments on and to refinance our indebtedness depends on our ability to generate cash. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility, on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements, including our senior secured credit facility and the indenture governing our senior subordinated notes, may restrict us from carrying out any of these alternatives. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it could significantly adversely affect our financial condition.

Despite our current indebtedness level, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

As of December 30, 2005, we had up to $67.2 million of additional availability under our senior secured credit facility (which gives effect to $7.8 million of outstanding letters of credit). The terms of the senior secured credit facility and our senior subordinated notes do not fully prohibit us or our subsidiaries from incurring additional indebtedness. It is not possible to quantify the specific dollar amount of indebtedness we may incur because our senior secured credit facility does not provide for a specific dollar amount of indebtedness we may incur. Our senior secured credit facility and our senior subordinated notes allow us to incur only certain indebtedness that is expressly enumerated in our senior secured credit facility and the indenture governing our senior subordinated notes. The indebtedness permitted under our senior secured credit facility includes indebtedness which is customary for similar credit facilities. Specific examples of indebtedness permitted under our senior secured credit facility are described further under “Description of Material Indebtedness” and include certain intercompany indebtedness, indebtedness under the senior secured credit facility, the senior subordinated notes, certain refinancing indebtedness, and certain indebtedness with respect to capital leases in an amount that may not exceed $10.0 million. The indenture governing our senior subordinated notes have restrictions that are no more restrictive than the senior secured credit facility. As described under “Description of Material Indebtedness,” if new debt is added to our or our subsidiaries’ current debt levels, the related risks that we now face could intensify.

Risks Related to the Offering

There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you buy. The initial public offering price of $15.00 per share was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. In addition, the underwriters have an option to purchase up to an additional 3,750,000 shares of Class A common stock. The market price of our Class A common stock may be influenced by many factors, some of which are beyond our control, including:

•	the failure of securities analysts to cover our Class A common stock after this offering, or changes in financial estimates by analysts;

•	the activities of competitors;

•	future sales of our Class A common stock;

•	investor perceptions of us and the industry;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	general economic conditions; and

•	the other factors described elsewhere in these “Risk Factors.”

As a result of these factors, you may not be able to resell your shares at or above the initial offering price. In addition, the stock market often experiences extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance.

We are controlled by Veritas Capital, whose interests may not be aligned with yours.

Veritas Capital Management II, L.L.C. and its affiliates, The Veritas Capital Fund II, L.P. and Veritas Capital II A, LLC, own 86% of the outstanding membership interest in our controlling stockholder, DIV Holding LLC. Accordingly, after giving effect to the Offering Transactions and the conversion of the Class B common stock into Class A common stock, assuming an offering of 25.0 million shares of our Class A common stock, Veritas Capital will indirectly control approximately 56.1% of our Class A common stock. As a result, our controlling stockholders will continue to be able to control the election of our directors, determine our corporate and management policies and determine without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Three of our thirteen directors are either employees of or advisors to Veritas Capital, as described under “Management.” Veritas Capital will also have sufficient voting power to amend our organizational documents. The interests of Veritas Capital may not coincide with the interests of other holders of our Class A common stock. Additionally, Veritas Capital is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Veritas Capital may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Veritas Capital continues to own a significant amount of the outstanding shares of our Class A common stock, it will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, our Bylaws will provide that so long as Veritas Capital beneficially owns a majority of our then outstanding Class A common stock, the foregoing advance notice procedures for stockholder proposals will not apply to it. Amendment of the provisions described above in our Amended and Restated Certificate of Incorporation generally will require an affirmative vote of our directors, as well as the affirmative vote of at least a majority of our then outstanding voting stock if Veritas Capital beneficially owns a majority of our then outstanding Class A common stock or the affirmative vote of at least 80% of our then outstanding voting stock if Veritas Capital beneficially owns less than a majority of our then outstanding Class A common stock. Amendments to any other provisions of our Amended and Restated Certificate of Incorporation generally will require the affirmative vote of a majority of our then outstanding voting stock. In addition, because we are a controlled company within the meaning of the New York Stock Exchange rules, we will be exempt from the New York Stock Exchange requirements that our board be composed of a majority of independent directors, and that our compensation and corporate governance committees by composed entirely of independent directors.

Even if Veritas Capital no longer controls us in the future, certain provisions of our charter documents and agreements, as well as Delaware law, could discourage, delay or prevent a merger or acquisition at a premium price.

Our Amended and Restated Certificate of Incorporation and Bylaws will contain provisions that:

•	permit us to issue, without any further vote or action by our stockholders, 50,000,000 shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	provide for a classified board of directors serving staggered three-year terms; and

•	limit our stockholders’ ability to call special meetings.

In addition, we intend to adopt a rights plan that grants stockholders the right to purchase from us additional shares at preferential prices in the event of a hostile attempt to acquire control of us.

All of the foregoing provisions may impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

The perception in the public market that our existing common stockholder, DIV Holding LLC, might sell shares of Class A common stock could depress our market price. Upon the conversion of all Class B common stock into Class A common stock, we will have 57.0 million shares of Class A common stock outstanding, of which 32.0 million shares will be held by DIV Holding LLC, constituting 56.1% of our then outstanding common stock. To the extent that the underwriters exercise their option to purchase up to an additional 3,750,000 shares of Class A common stock to cover over- allotment of shares, we will have 60,750,000 shares of our Class A common stock outstanding. We may sell additional shares of Class A common stock in subsequent public offerings. We also may issue additional shares of common stock to finance future acquisitions. DIV Holding LLC is a party to a registration rights agreement, which grants it rights to require us to effect the registration of its shares of common stock. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, DIV Holding LLC is entitled to include its shares of common stock in that registration as described under “Certain Relationships and Related Party Transactions.”

Prior to this offering, we and our existing holder of Class A common stock will have agreed with the underwriters to a “lock-up” period, meaning that our current stockholder may not, subject to certain other exceptions, sell any of its shares of our Class A common stock without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. until approximately 180 days after the date of this prospectus. Credit Suisse Securities (USA) and Goldman, Sachs & Co., on behalf of the underwriters, may, in their sole discretion, at any time or from time to time and without notice, waive the terms and conditions of the lock-up agreement. In addition, our current stockholder will be subject to the Rule 144 holding period requirement described in “Shares Eligible for Future Sale.” When the lock-up agreements expire, 32.0 million shares of our Class A common stock will become eligible for sale, in some cases subject to the requirements of Rule 144. The market price for shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholder lapses. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.

We do not intend to pay dividends on our Class A common stock for the foreseeable future, and the instruments governing our current indebtedness contain various covenants that may limit our ability to pay dividends.

We do not intend to pay dividends on our Class A common stock for the foreseeable future. Our board of directors may, in its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our Class A common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we cannot assure you that we will pay dividends in the future or at all.

The instruments governing our current indebtedness contain covenants which place limitations on the amount of dividends we may pay, see, “Description of Material Indebtedness.” In addition, under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of out net profits for the then current and/or immediately preceding fiscal year.

We intend to use a portion of the net proceeds from this offering to pay the special Class B distribution to our existing holder of Class A common stock.

We intend to use up to $100.0 million, or 29.4%, of the net proceeds from this offering ($126.4 million, or 32.2% if the underwriters’ over-allotment option is exercised in full) to pay the special Class B distribution. We will utilize cash on hand to pay a portion of the special Class B distribution.

None of the proceeds of this offering will be used to invest in our business. Consequently, we will be dependent upon cash flows from our operating activities and availability under our senior secured credit facility as our principal source of liquidity.

None of the net proceeds of the Offering Transactions will be used to invest in our business. Accordingly, we will be dependent upon the cash generated from operating activities and availability under our senior secured credit facility to be our principal sources of liquidity. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facility in an amount sufficient to enable us to repay our indebtedness, including the notes, or to fund our other liquidity needs.

If you purchase shares of Class A common stock sold in this offering, you will experience immediate and substantial dilution because our existing holder of Class A common stock paid substantially less than the initial public offering price for its shares.

You will experience immediate and substantial dilution of $21.94 in pro forma net tangible book value per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire, based on the net tangible book value per share as of December 30, 2005. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

Certain of the underwriters will receive a portion of the offering proceeds through their indirect ownership of DIV Holding LLC, the existing holder of all of our Class A common stock, or through repayment of outstanding indebtedness under our senior secured credit facility.

Certain of the underwriters will receive a portion of the offering proceeds through indirect ownership of DIV Holding LLC, the existing holder of all of our Class A common stock, or through repayment of outstanding indebtedness under our senior secured credit facility. Affiliates of Credit Suisse Securities (USA) LLC and CIBC World Markets Corp. have indirect interests of less than 10% each in DIV Holding LLC, our parent and the existing holder of all of our Class A common stock, through investments in the Veritas Capital Fund II, L.P. Credit Suisse Securities (USA) LLC owns interests aggregating approximately 8.1%, through five affiliated funds: Battelle Memorial Institute Pension Fund, L.P., CSFB/Lupton Private Equity Partnership, L.P., CSG Fund Investment Program II, DLJ Fund Investment Partners III, L.P, MERS Investment Partnership, L.P. CIBC World Markets Corp owns such indirect interests, in the amount of approximately 3.75%, through CIBC Capital Corp. (Merchant Banking).

Affiliates of Goldman Sachs Credit Partners L.P. and Bear Stearns Corporate Lending Inc. are lenders under our senior secured credit facility and received customary fees upon our entering into the senior secured credit facility in February 2005 and in connection with the first amendment and waiver to the senior secured credit facility entered in January 2006. In addition, affiliates of Credit Suisse Securities (USA) LLC and UBS Securities LLC have outstanding senior secured credit facility commitments. These underwriters, through their affiliates, may be deemed to receive financial benefits as a result of the consummation of this offering beyond the benefits customarily received by underwriters in similar offerings.

THE 2005 ACQUISITION

On December 12, 2004, Veritas Capital and its subsidiary, DynCorp International (formerly known as DI Acquisition Corp.), entered into a purchase agreement with Computer Sciences Corporation and DynCorp whereby DynCorp International agreed to acquire our operating company, a wholly owned subsidiary of DynCorp. DynCorp International assigned its rights to acquire our operating company to DI Finance LLC, or DI Finance, its wholly owned subsidiary. Immediately after the consummation of the 2005 Acquisition on February 11, 2005, DI Finance was merged with and into our operating company, our operating company survived the merger and is now a wholly owned subsidiary of DynCorp International. In this section, Computer Sciences Corporation and DynCorp are referred to as the “sellers.”

Closing Price and Purchase Price Adjustments

The purchase price for the 2005 Acquisition was $937.0 million after giving effect to a net working capital adjustment in favor of Computer Sciences Corporation in the amount of $65.55 million and $6.1 million of accumulated dividends in connection with the preferred stock issued for satisfaction of the working capital adjustment. Of the $937.0 million purchase price, $775.0 million was paid in cash, $140.6 million was paid to Computer Sciences Corporation in the form of our preferred equity, $6.1 million represents accumulated dividends on the preferred stock issued in connection with the working capital adjustment and the remaining amounts were transaction expenses.

Following the consummation of this offering, we intend to redeem all of our currently outstanding preferred stock, of which approximately $222.8 million in stated amount including accrued and unpaid dividends thereon, was outstanding as of the anticipated date of redemption of May 9, 2006 (including preferred stock issued and the accrued and unpaid dividend related to the working capital adjustment).

In addition to the credit of purchase price for preferred stock of our parent by Computer Sciences Corporation and the additional preferred stock equity investment as discussed above, the 2005 Acquisition was funded by:

•	borrowings under our senior secured credit facility, consisting of a $345.0 million term loan which was drawn down at closing, and a $75.0 million revolving credit facility;

•	the senior subordinated notes offering of $320.0 million by our operating companies; and

•	a common equity investment in us of $86.0 million by Veritas Capital and $14.0 million by The Northwestern Mutual Life Insurance Company.

See “Description of Material Indebtedness” for a discussion of the senior secured credit facility and the senior subordinated notes.

Purchase Agreement

General. The purchase agreement contains customary representations, warranties, covenants and indemnities by, and for the benefit of our parent, Veritas Capital, and the sellers.

Indemnification. Sellers’ obligation, which is joint and several, to indemnify us and Veritas Capital for breaches of representations and warranties generally survived until 180 days after the closing of the 2005 Acquisition, except for representations and warranties relating to certain corporate representations and broker representations, which will survive until the applicable statute of limitations, and tax representations that did not survive closing except for the representation relating to our operating company’s status as a disregarded entity, which will survive for three years following the closing of the 2005 Acquisition. The sellers’ obligations to indemnify DynCorp International and its affiliates (including after the closing of the 2005 Acquisition, our operating company) and our obligation, subject to certain exceptions, to indemnify the sellers is subject to a $5.0 million deductible and each individual claim must be at least $50,000 per individual claim. The aggregate indemnification obligations are generally threshold capped at $50.0 million in the aggregate, respectively, subject to certain exceptions.

The purchase agreement also provides that the sellers will indemnify us without regard to any time limitation, but subject to the above cap, for any losses incurred by our parent or its affiliates in connection with the Arias litigation, a class action lawsuit seeking $100.0 million filed on September 11, 2001. Upon closing of the 2005 Acquisition, the sellers and our operating company entered into a joint defense agreement pursuant to which both parties will assume joint defense of the litigation. See “Risk Factors—Risks Relating to Our Business—Proceedings against us in domestic and foreign courts could result in legal costs and adversely affect our reputation and ability to compete for business” and “Business—Legal Proceedings” for additional information regarding the Arias litigation.

Under the purchase agreement, the sellers agreed to remit to us any amounts actually received by sellers (less related fees) with respect to potential Texas sales tax refunds relating to any contracts that have been assigned by the sellers to our operating company or any subsidiaries thereof.

Additional Covenants. The purchase agreement includes customary covenants by the sellers to maintain certain proprietary information about the buyer and its affiliates confidential and by the sellers and certain of their affiliates not to compete with us, our operating company and our affiliates with respect to any of our existing contracts for a period of two years and both parties not to solicit for employment or hire certain of our employees for a period of three years after the closing of the 2005 Acquisition.

Under the purchase agreement, the sellers granted to us and our operating company an exclusive, perpetual, irrevocable, worldwide, royalty-free and fully paid-up license to use the “Dyn International” and “DynCorp International” name in connection with aviation services, security services, technical services and marine services.

The following chart shows our organizational structure immediately following the consummation of this offering (after giving effect to the automatic conversion of our Class B common stock into Class A common stock):

(1)	All of our U.S. subsidiaries guaranteed payment under the senior subordinated notes. They are also guarantors of our senior secured credit facility.
(2)	None of our foreign subsidiaries guaranteed payments under the senior subordinated notes.

As used in this prospectus, we refer to the “Transactions” collectively as (i) the consummation of the 2005 Acquisition, (ii) the borrowings under our senior secured credit facility entered into in connection with 2005 Acquisition, (iii) the issuance of the 9.50% senior subordinated notes due 2013 issued by our operating company, or our senior subordinated notes, and the application of the proceeds therefrom and (iv) the Offering Transactions.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements may include the words “may,” “will,” “plans,” “estimates,” “anticipates,” “believes,” “expects,” “intends” and similar expressions. These forward-looking statements include, among others, the following:

•	estimates of our fourth quarter results;

•	estimates of contract values;

•	anticipated revenues from indefinite delivery, indefinite quantity contracts;

•	expected percentages of future revenues represented by fixed-price contracts; and

•	statements covering our business strategy.

See “Risk Factors” for examples of factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

USE OF PROCEEDS

We will receive net proceeds from the offering of approximately $340.0 million after giving effect to the transaction expenses described in (v) below (approximately $392.9 million if the underwriters exercise their overallotment option in full) after deducting the underwriting discount and our estimated expenses of the offering. None of the net proceeds of this offering will be used to further invest in our business.

We intend to use the gross proceeds of $375.0 million from this offering for:

(i) the redemption of all of our currently outstanding preferred stock, of which approximately $222.8 million in stated amount including accrued and unpaid dividends thereon was outstanding as of the anticipated date of redemption of May 9, 2006 (including preferred stock issued and the accrued and unpaid dividend related to the working capital adjustment);

(ii) to pay a portion of the special Class B distribution in the amount of $100.0 million upon consummation of the offering. We intend to use cash on hand to pay a portion of the special Class B distribution;

(iii) the redemption, approximately 30 days after the consummation of this offering, of $28.8 million aggregate principal amount of the senior subordinated notes;

(iv) the payment of certain prepayment penalties of approximately $8.4 million as of December 30, 2005, $5.7 million of which represents prepayment penalties on our preferred stock and $2.7 million of which represents prepayment penalties on our senior subordinated notes; and

(v) the payment of transaction expenses of approximately $35.0 million which includes a fee of $5.0 million paid to Veritas Capital Management II, LLC. To the extent the equity proceeds are insufficient to pay transaction fees and expenses, we may use up to $20.0 million of available cash on hand to pay fees and expenses.

Our existing stockholder, DIV Holding LLC is the only holder of our Class B common stock and, therefore, the only person entitled to receive the special Class B distribution. If the underwriters’ over-allotment option is exercised in full to purchase additional shares, 50% of the amount of the net proceeds of such exercise will be used to pay an additional special Class B distribution upon consummation of the purchase and sale of such additional shares which is expected to occur on or before June 15, 2006. For more information on the special Class B distribution, see “Dividend Policy.”

As described under “Certain Relationships and Related Transactions,” Veritas Capital will receive approximately $91.0 million, or 26.8%, of the net proceeds of this offering, consisting of $86.0 million of the $100.0 million special Class B distribution and a $5.0 million fee. In addition, to the extent that the over-allotment option were exercised in full, assuming a distribution of the additional special Class B distribution to its equity holders by DIV Holding LLC, Veritas Capital would receive an additional $22.7 million. The amount of the distribution to the holder of our Class B common stock which represents a portion of our profit will depend on the distribution date.

Upon the earlier of the payment in full of the additional special Class B distribution, if any, or the expiration of the underwriters’ over-allotment option, if unexercised, the Class B common stock will automatically convert, on a one-for-one basis into Class A common stock. The amount of the distribution to the holder of our Class B common stock which represents a portion of our profit will depend on the distribution date. Based on our accumulated net profits since inception through December 30, 2005, the entire distribution to the holders of our Class B common stock would be a return of capital.

The senior subordinated notes mature on February 15, 2013. Interest on the senior subordinated notes accrues at the rate of 9.5% per annum (calculated using a 360-day year) and is payable semi-annually on February 15 and August 15 of each year.

Assuming a redemption date of May 9, 2006, holders of our preferred stock will receive $222.8 million, and we will redeem $28.8 million of the $320.0 million aggregate principal amount of the senior subordinated notes.

DIVIDEND POLICY

Immediately prior to the consummation of this offering, we will declare an initial special Class B distribution of $100.0 million, payable upon the consummation of this offering, and an additional special Class B distribution payable upon the exercise of the underwriters’ overallotment option, representing 50% of the aggregate net proceeds that we would receive from the sale of up to 3,750,000 additional shares of our Class A common stock. We will use a portion of the net proceeds from this offering together with cash on hand to pay the special Class B distribution.

Upon the earlier of the payment in full of the additional special Class B distribution, if any, or the expiration of the underwriters’ overallotment option, if unexercised, the Class B common stock will automatically convert on a one-for-one basis into Class A common stock.

We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our Class A common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries’ debt agreements. The declaration and payment of dividends also is subject to the discretion of our board of directors and depends on various factors, including our net income, financial conditions, cash requirements, future prospects and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth both our capitalization and cash and cash equivalents as of December 30, 2005:

•	on an actual basis; and

•	as adjusted to give effect to the Offering Transactions.

This table should be read in conjunction with our financial statements, “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness” included elsewhere in this prospectus.

	As of December 30, 2005
	Actual	Pro forma As Adjusted

	(unaudited)	(unaudited)

	(dollars in thousands,

	except per share data)
Cash and cash equivalents	$24,803	$4,803

Long-Term Debt, Including Current Portion:
Senior Secured Credit Facility:
Revolving Credit Facility(1)	$—	$—
Term Loan Facility	342,413	342,413
Senior Subordinated Notes(2)	320,000	291,200

Preferred Stock $.01 par value(2):
actual: 50,000 shares of series A-1 authorized and 50,000 shares issued and outstanding; 300,000 shares of series A-2 authorized and 140,550 shares issued and outstanding	212,828	—

Total Long Term Debt, Including Current Portion	875,241	633,613

Shareholders’ Equity:
Common Stock $.01 par value: 500,000 shares authorized and 500,000 shares issued and outstanding
	5	—
Giving effect to the Offering Transactions:
Class A Common Stock, $.01 par value: 200,000,000 shares authorized, and 57,000,000 shares issued and outstanding(3)	—	570
Additional Paid-In Capital(4)	100,993	340,428
Accumulated Deficit	(1,619)	(19,568)
Accumulated Other Comprehensive Loss	(316)	(316)

Total Shareholders’ Equity	99,063	321,114

Total Capitalization	$974,304	$954,727

(1)	Consists of a five-year revolving credit facility in aggregate principal amount of $75,000. Excludes $7,800 of letters of credit outstanding as of December 30, 2005. See “Description of Material Indebtedness.”
(2)	Assuming a redemption date of May 9, 2006, holders of our preferred stock will receive $222,800, and approximately 30 days after the commencement of the offer, we will redeem $28,800 of the $320,000 aggregate principal amount of the senior subordinated notes.
(3)	Upon the earlier of (i) payment in full of the special Class B distribution and the additional special Class B distribution, if any, or (ii) the expiration of the underwriters over-allotment option, all of our outstanding shares of Class B common stock will automatically convert into outstanding shares of Class A common stock on a one-for-one basis.
(4)	The pro forma data assumes the payment of the special Class B distribution in the amount of $100,000.

DILUTION

Before the consummation of this offering we will file the Amended and Restated Certificate of Incorporation in order to complete a reclassification in which we will create two classes of common stock, Class A common stock, which will be offered and sold in this offering, and Class B common stock, into which the shares of our existing common stock will be exchanged on the basis that each issued and outstanding share of common stock will be reclassified as issued and outstanding shares of Class B common stock. Upon the expiration of, or the exercise in full of, the underwriters’ over-allotment option and the payment in full of the special Class B distribution and additional special Class B distribution as described herein, the Class B common stock will automatically convert on a one-for-one basis, into Class A common stock and, thereafter, all authorized Class B common stock will be cancelled and retired.

Shares of Class A common stock and shares of Class B common stock are identical (including with respect to voting rights), except for (i) the right to receive the initial special Class B distribution and additional special Class B distribution, assuming the exercise of the underwriters’ over-allotment option, (ii) the convertibility of Class B common stock into Class A common stock on or prior to June 15, 2006, as described herein, (iii) the right of the holders of the Class B common stock to consent to changes to our Amended and Restated Certificate of Incorporation and Bylaws that would adversely affect the Class B common stock and (iv) the right to receive an additional Class B distribution in the event that the underwriters exercise their over-allotment option.

Our net tangible book deficit as of December 30, 2005 was $(405.6) million, or $(7.12) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets (which for the purpose of this calculation excludes capitalized debt issuance costs) less total liabilities (which for the purpose of this calculation excludes preferred stock and preferred dividends), divided by the basic weighted average number of shares of common stock outstanding.

After deducting the estimated underwriters’ discount and estimated offering expenses paid by us, our net tangible book deficit, as adjusted, as of December 30, 2005 would have been $(395.5) million, or $(6.94) per share of common stock. Assuming the occurrence of the Offering Transactions as of December 30, 2005, this represents an immediate decrease in net tangible book deficit of $(0.18) per common share to our existing Class B common stockholder and an immediate dilution of $(21.94) per common share to new investors purchasing our Class A common stock in this offering. The following table illustrates this per share dilution to the later investors:

Initial public offering price per share		$15.00
Net tangible book deficit per share as of December 30, 2005	$(7.12)
Increase per common share attributable to investors purchasing our Class A common stock in this offering	$0.18

As adjusted net tangible book deficit per share after the Offering Transactions		(6.94)

Dilution in net tangible book deficit per Class A common share to new investors purchasing our Class A common stock in this offering		$21.94

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock in this offering, the as adjusted net tangible book deficit per common share would be $(6.00) per common share and the dilution to new investors purchasing our Class A common stock in this offering would be $21.00 per common share.

The following table summarizes the differences between the number of shares of Class A common stock purchased from us, the total consideration and the average price per share paid by our existing stockholder and by new investors before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Class B Stockholder:	32,000,000	56.14%	$100,000,000	21.05%	$3.13
New Investors Purchasing Class A Common Stock in this Offering	25,000,000	43.86%	$375,000,000	78.95%	$15.00

Total	57,000,000	100.0%	$475,000,000	100.0%	$8.33

If the underwriters exercise their option to purchase 3,750,000 additional shares of our Class A common stock from us in this offering, the number of shares held by new investors will increase to 28.75 million shares of our Class A common stock, or 47.3% of the total number of shares of our Class A common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below are selected historical consolidated financial data. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected historical consolidated financial data as of April 1, 2005 and for the period February 12, 2005 through April 1, 2005 are derived from our consolidated financial statements for the successor period. The selected historical consolidated financial data for the period April 3, 2004 through February 11, 2005, for the nine months ended December 31, 2004, as of and for the year ended April 2, 2004 and for the period March 8, 2003 through March 28, 2003 are derived from our consolidated financial statements for the immediate predecessor period. The selected consolidated financial information for the period March 30, 2002 through March 7, 2003 has been derived from our consolidated financial statements for the original predecessor period. The selected consolidated financial information as of and for the nine month period ended December 30, 2005, and for the nine month period ended December 31, 2004 have been derived from our unaudited consolidated financial statements during the successor and immediate predecessor periods, respectively. The selected consolidated financial information for the fiscal years 2002 and 2001 have been derived from our unaudited consolidated financial statements during the original predecessor period. In our opinion, these unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein.

	Original Predecessor Period			Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period
	Fiscal Year Ended		March 30, 2002- March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period from April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005	Nine Months Ended December 31, 2004	Nine Months Ended December 30, 2005
	March 30, 2001	March 29, 2002
	(dollars in thousands, except for backlog, which is in millions, and per share data)
STATEMENT OF OPERATIONS DATA:
Revenues	$583,907	$755,326	$859,112	$59,240	$1,214,289	$1,654,305	$266,604	$1,400,054	$1,418,245

Costs of Services	529,969	687,088	787,649	53,482	1,106,571	1,496,109	245,406	1,263,414	1,262,255
Selling, General and Administrative	30,872	34,544	40,316	3,414	48,350	57,755	8,408	46,452	59,874
Depreciation and Amortization	511	1,462	351	265	8,148	5,922	5,605	5,095	32,763

Operating income	22,555	32,232	30,796	2,079	51,220	94,519	7,185	85,093	63,353
Interest Expense	4	43	—	—	—	—	8,054	—	42,278
Interest on Mandatory Redeemable Shares	—	—	—	—	—	—	2,182	—	14,149
Interest Income	(75)	(50)	(43)	(2)	(64)	(170)	(7)	(130)	(166)

Net Income (Loss) Before Taxes	22,626	32,239	30,839	2,081	51,284	94,689	(3,044)	85,223	7,092
Taxes on Income	9,119	11,525	11,973	852	19,924	34,956	60	30,779	5,607

Net Income (Loss)	$13,507	$20,714	$18,866	$1,229	$31,360	$59,733	$(3,104)	$54,444	$1,485

Net (loss) income per common share: (7)
Basic and diluted							$(6.21)		$2.97
Weighted average common shares outstanding: (7)
Basic and diluted							500,000		500,000
Pro forma net (loss) income per share: (8)
Basic and diluted							$(0.08)		$0.04
Pro forma weighted average shares outstanding: (8)
Basic and diluted							38,250,000		38,250,000

CASH FLOW DATA:
Net Cash (Used in) Provided by Operating Activities			$(10,331)	$12,542	$(6,756)	$(2,092)	$(31,240)	$(13,147)	$54,162
Net Cash Used in Investing Activities			(920)	(360,961)	(2,292)	(10,707)	(869,394)	(8,401)	(3,538)
Net Cash Provided by (Used in) Financing Activities			13,191	348,854	11,017	14,325	906,072	32,884	(39,295)

OTHER FINANCIAL DATA:
EBITDA(1)(2)	$23,141	$33,744	$31,781	$2,382	$60,072	$101,326	$13,279	$90,960	$96,909
Capital Expenditures	101	1,181	1,011	11	2,047	8,473	244	8,324	1,338

SELECTED OPERATING INFORMATION:
Contract Recompete Win Rate(3)	100%	31%	79%	NA	100%	NA	NA	NA	100%
New Contract Win Rate(3)	85%	55%	94%	NA	72%	NA	NA	88%	70%
Contracted Backlog(4)	$1,929	$2,091	NA	$2,028	$2,164	NA	$2,040	$2,184	$2,692

BALANCE SHEET DATA(5):
Cash and Cash Equivalents	$5,923	$2,166	NA	$4,541	$6,510	NA	$13,474	$17,846	$24,803
Working Capital(6)	28,547	36,861	NA	58,295	104,335	NA	200,367	169,746	234,693
Total Assets	97,239	148,032	NA	481,097	579,829	NA	1,148,193	710,485	1,183,476
Total Debt	—	—	NA	—	—	NA	826,990	—	875,241
Shareholders’ Equity	—	—	NA	354,198	396,573	NA	96,918	483,978	99,063

(1)	EBITDA is a primary component of certain covenants under our senior secured credit facility and is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. We believe that EBITDA is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA does not represent net income or cash flows from operations, as these terms are defined under GAAP, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. EBITDA as presented in this prospectus is not necessarily comparable to similarly titled measures reported by other companies.

(2)	The following table presents a reconciliation of net income to EBITDA for the periods included below.

	Original Predecessor Period			Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period
	Fiscal Year Ended		March 30, 2002- March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period from April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005	Nine Months Ended December 31, 2004	Nine Months Ended December 30, 2005
	March 30, 2001	March 29, 2002
	(dollars in thousands)
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA:
Net Income (Loss)	$13,507	$20,714	$18,866	$1,229	$31,360	$59,733	$(3,104)	$54,444	$1,485
Income Taxes	9,119	11,525	11,973	852	19,924	34,956	60	30,779	5,607
Interest Expense	4	43	—	—	—	—	10,236	—	56,427
Depreciation and Amortization	511	1,462	942	301	8,788	6,637	6,087	5,737	33,390

EBITDA	$23,141	$33,744	$31,781	$2,382	$60,072	$101,326	$13,279	$90,960	$96,909

(3)	Recompete and new contract win rates are calculated based on the dollar values of such contracts. “NA” reflects no new recompeted or new contract awards during the referenced periods.
(4)	Contracted backlog data is as of the end of the applicable period.
(5)	Balance sheet data is as of the end of the applicable period.
(6)	Working capital is defined as current assets, net of current liabilities.
(7)	Historical predecessor periods do not reflect the 64 for 1 stock split, which will occur prior to the consummation of this offering.
(8)	For the purposes of pro forma earnings per share calculations, we have considered the effects of the $100.0 million special distribution expected to be paid to the holders of our Class B common stock upon consummation of this offering.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statements of operations for the nine months ended December 31, 2004 and December 30, 2005 and the year ended April 1, 2005 give effect to the Transactions as if they occurred on April 3, 2004. The pro forma statements of operations should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

The pro forma consolidated balance sheet as of December 30, 2005 gives effect to the 2005 Acquisition and the Transactions as if they occurred on such date.

The pro forma adjustments are described in the notes to the pro forma statements of operations and are based on available information and assumptions that management believes are reasonable. The pro forma statements of operations are not necessarily indicative of our future results of operations or results of operations that would have actually occurred had the Transactions been consummated as of April 3, 2004.

The 2005 Acquisition was accounted for under the purchase method, and accordingly, the preliminary purchase price of the 2005 Acquisition was allocated to the net assets acquired based on preliminary estimates of the fair values at the date of the 2005 Acquisition which are subject to future adjustments.

The pro forma consolidated financial information should be read in conjunction with “Selected Consolidated Historical Financial Data,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all the consolidated historical financial statements included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 30, 2005

(dollars in thousands, except per share data)

	December 30, 2005	Pro Forma Adjustments for the Offering Transactions(1)		Pro Forma December 30, 2005
Current Assets:
Cash and Cash Equivalents	$24,803	$(20,000)		$4,803
Accounts Receivable	390,969	—		390,969
Deferred Tax Asset	1,375	1,312		2,687
Prepaid Expenses and Other Current Assets	29,306	—		29,306

Total Current Assets	446,453	(18,688)		427,765
Property and Equipment, net	9,737	—		9,737

Other Assets:
Goodwill	418,745	—		418,745
Tradename	18,318	—		18,318
Customer related Intangibles, net	256,504	—		256,504
Other Intangibles, net	6,627	—		6,627
Deferred Financing Costs, net	17,297	(889)		16,408
Other Assets	9,795	—		9,795

Total Other Assets	727,286	(889)		726,397

Total Assets	$1,183,476	$(19,577)		$1,163,899

Current Liabilities:
Current portion of Long-Term Debt	$2,588	$—		$2,588
Accounts Payable	104,867	—		104,867
Accrued Payroll and Employee Costs	55,351	—		55,351
Accrued Expenses—Related Party	11,843	—		11,843
Other Accrued Expenses	34,330	—		34,330
Income Taxes	2,781	—		2,781

Total Current Liabilities	211,760	—		211,760
Long-Term Debt—Less Current Portion	659,825	(28,800	)(2)	631,025
Series A Preferred Stock	212,828	(212,828	)(2)	—

Shareholders’ Equity
Common Stock, $0.01 par value—500,000 Shares authorized; 500,000 Shares issued and Outstanding at December 30, 2005(3)	5	565		570
Additional Paid in Capital(4)	100,993	239,435		340,428
Accumulated Deficit	(1,619)	(17,949)		(19,568)
Accumulated Other Comprehensive Loss	(316)	—		(316)

Total Shareholders’ Equity	99,063	222,051		321,114

Total Liabilities and Shareholders’ Equity	$1,183,476	$(19,577)		$1,163,899

(1)	Offering proceeds of $375.0 million will be used to redeem $222,800 of our preferred stock, repay $28,800 of senior subordinated notes, fund a portion of the special Class B distribution of $100,000 to the holder of our Class B common stock, pay transaction fees and expenses of approximately $35,000, including a fee of $5,000 paid to Veritas Capital Management II, LLC and pay prepayment penalties of $8,400 as of December 30, 2005, $5,700 of which represents the prepayment penalties on our preferred stock and $2,700 of which represents the prepayment penalties on our senior subordinated notes. We will pay a portion of the special Class B distribution and/or transaction fees and expenses with $20,000 cash on hand. Based on our accumulated net profits since inception through December 30, 2005, the entire distribution to the holders of our Class B common stock would be a return of capital.
(2)	Assuming a redemption date of May 9, 2006, holders of our preferred stock will receive $222,800, and we will redeem $28,800 of the $320,000 aggregate principal amount of the senior subordinated notes.
(3)	Upon the payment in full of the special Class B distribution, all of our outstanding shares of Class B common stock will automatically convert into outstanding shares of Class A common stock on a one-for-one basis.
(4)	The pro forma data assumes the payment of the special Class B distribution in the amount of $100,000.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED APRIL 1, 2005

(dollars in thousands, except per share data)

	Immediate Predecessor	Successor	Pro Forma
	Period from April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005	Adjustments for 2005 Acquisition		Fiscal Year Ended April 1, 2005	Adjustments for the Offering Transactions		Pro Forma Fiscal Year Ended April 1, 2005
Revenues	$1,654,305	$266,604	$—		$1,920,909	$—		$1,920,909

Costs of Services	1,496,109	245,406	—		1,741,515	—		1,741,515
Selling, General and Administrative(7)	57,755	8,408	(775	)(1)	65,388	—		65,388
Depreciation and Amortization	5,922	5,605	29,442	(2)	40,969	—		40,969

Total Costs and Expenses	1,559,786	259,419	28,667		1,847,872	—		1,847,872

Operating Income	94,519	7,185	(28,667)		73,037	—		73,037
Interest Expense	—	8,054	47,414	(3)	55,468	(2,736	)(6)	52,732
Interest on Mandatory Redeemable Shares	—	2,182	23,395		25,577 (4)	(25,577	)(6)	—
Interest Income	(170)	(7)	—		(177)	—		(177)

Income (loss) Before Income Taxes	94,689	(3,044)	(99,476)		(7,831)	28,313		20,482
Provision (Benefit) for Income Taxes	34,956	60	(28,475)		6,541	990		7,531	(5)

Net Income (Loss)	$59,733	$(3,104)	$(71,001)		$(14,372)	$27,323		$12,951

								Pro Forma Fiscal Year Ended April 1, 2005
Net income per common share:
Basic and diluted	NA	$(0.10)	NA		$(0.45)	NA		$0.23
Weighted average common shares outstanding(8):
Basic and diluted	NA	32,000,000	NA		32,000,000	25,000,000		57,000,000

(1)	The annual management fee is $300, $25 of which is reflected under selling, general & administrative, or SG&A, for the successor period and which is offset by management retention bonuses expensed during the successor period of $1,050.
(2)	Reflects the change in intangible amortization related to the adjustment to estimated fair value of intangible assets and the change in estimated lives.
(3)	Represents the increase in interest expense to reflect the new capital structure and the amortization of financing costs over the terms of the corresponding debt.
(4)	Represents a full year of accreted value on our preferred stock and gives effect to the anticipated net working capital adjustment.
(5)	Based on an effective tax rate of 36.7%, which is the expected approximate effective tax rate for successor operations. Interest on mandatory redeemable shares is not tax-deductible.
(6)	Represents the decrease in interest expense assuming a repayment of $28,800 of our senior subordinated notes and redemption of $222,800 of our preferred stock from the offering proceeds.
(7)	The pro forma income statement does not include the special cash bonus payment of $3,125 to be paid upon consummation of the offering to our executive officers and certain members of management. The special cash bonus payments have been excluded from the pro forma income statement due to the payments not having a continuing impact on our operations.
(8)	The Successor Period reflects the 64 for 1 stock split of our common stock to occur prior to the consummation of this offering. Upon the payment in full of the special Class B distribution, all of our outstanding shares of Class B common stock will automatically convert into outstanding shares of Class A common stock on a one-for-one basis.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

(dollars in thousands)

	Immediate Predecessor	Pro Forma
	Nine Months Ended December 31, 2004	Adjustments for 2005 Acquisition		Nine Months Ended December 31, 2004	Adjustments for the Offering Transactions		Pro Forma Nine Months Ended December 31, 2004
Revenues	$1,400,054	$—		$1,400,054	$—		$1,400,054
Costs of Services	1,263,414	—		1,263,414	—		1,263,414
Selling, General and Administrative	46,452	225	(1)	46,677	—		46,677
Depreciation and Amortization	5,095	25,453	(2)	30,548	—		30,548

Total Costs and Expenses	1,314,961	25,678		1,340,639	—		1,340,639

Operating Income	85,093	(25,678)		59,415	—		59,415
Interest Expense	—	42,278	(3)	42,278	(2,052	)(6)	40,226
Interest on Mandatory Redeemable shares	—	19,145	(4)	19,145	(19,145	)(6)	—
Interest Income	(130)	—		(130)	—		(130)

Income (Loss) before Income Taxes	85,223	(87,101)		(1,878)	21,197		19,319
Provision (Benefit) for Income Taxes	30,779	(24,528)		6,251	743		6,994	(5)

Net Income (Loss)	$54,444	$(62,573)		$(8,129)	$20,454		$12,325

							Pro Forma Nine Months Ended December 31, 2004
Net income per share:(7)
Basic and diluted	NA	NA		$(0.25)	NA		$0.22
Weighted average common shares outstanding:(7)
Basic and diluted	NA	32,000,000		32,000,000	25,000,000		57,000,000

(1)	Reflects the management fee for nine months.
(2)	Reflects the change in intangible amortization related to the adjustment to estimated fair value of intangible assets and the change in estimated lives.
(3)	Represents the increase in interest expense to reflect the new capital structure and the amortization of financing costs over the terms of the corresponding debt.
(4)	Represents nine months of interest on our preferred stock, including the shares to be issued as a result of the working capital adjustment.
(5)	Based on an effective tax rate of 36.2%, which is the effective tax rate for successor operations. Interest on mandatory redeemable shares is not tax-deductible.
(6)	Represents the decrease in interest expense assuming a repayment of $28,800 of our senior subordinated notes and redemption of $222,800 of our preferred stock from the offering proceeds.
(7)	Adjustments for the 2005 Acquisition reflect the 64 for 1 stock split, which will occur prior to the consummation of this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED DECEMBER 30, 2005

(dollars in thousands, except per share data)

	Successor	Pro forma
	Nine Months Ended December 30, 2005	Adjustments for 2005 Acquisition		Nine Months Ended December 30, 2005	Adjustments for the Offering Transactions		Pro Forma Nine Months Ended December 30, 2005
Revenues	$1,418,245	$—		$1,418,245	$—		$1,418,245
Cost of Services	1,262,255	—		1,262,255	—		1,262,255
Selling, General and Administrative	59,874	(2,850	)(1)	57,024	—		57,024
Depreciation and Amortization	32,763	—		32,763	—		32,763

Total Costs and Expenses	1,354,892	(2,850)		1,352,042	—		1,352,042

Operating Income	63,353	2,850		66,203	—		66,203
Interest Expense	42,278	—		42,278	(2,052	)(4)	40,226
Interest on Redeemable Shares	14,149	4,996	(2)	19,145	(19,145	)(4)	—
Interest Income	(166)	—		(166)	—		(166)

Income (Loss) before Income Taxes	7,092	(2,146)		4,946	21,197		26,143
Provision (Benefit) for Income Taxes	5,607	3,114		8,721	743		9,464

Net Income (Loss)	$1,485	$(5,260)		$(3,775)	$20,454		$16,679

							Pro Forma Nine Months Ended December 30, 2005
Net income per common share:
Basic and diluted	$0.05	NA		$(0.12)	NA		$0.29
Weighted average common shares outstanding: (5)
Basic and diluted	32,000,000	—		32,000,000	25,000,000		57,000,000

(1)	Reflects the decrease in selling, general and administrative expense related to the management retention bonus expense incurred during the nine months ended December 30, 2005.
(2)	Reflects the estimated interest on our preferred stock issued to Computer Sciences Corporation as part of the purchase price adjustment.
(3)	Based on an effective tax rate of 36.2%, which is the effective tax rate for successor operations. Interest on mandatory redeemable shares is not tax-deductible.
(4)	Represents the decrease in interest expense assuming a repayment of $28,800 of our senior subordinated notes and redemption of $222,800 of our preferred stock from the offering proceeds.
(5)	The Successor Period reflects the 64 for 1 stock split of our common stock to occur prior to the consummation of this offering. Upon the payment in full of the special Class B distribution, all of our outstanding shares of Class B common stock will automatically convert into outstanding shares of Class A common stock on a one-for-one basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior and subsequent to the acquisition of DynCorp by Computer Sciences Corporation on March 7, 2003 (referred to as the “Computer Sciences Corporation Acquisition”) and the acquisition of our operating company by an entity controlled by the Veritas Capital Fund II, L.P. and its affiliates on February 11, 2005 (referred to as the “2005 Acquisition”). Accordingly, the discussion and analysis of historical operations during the periods prior to the Computer Sciences Corporation Acquisition and the 2005 Acquisition do not reflect the significant impact that these transactions had on us. You should read the following discussion together with the sections entitled “Summary Consolidated Historical and Pro Forma Financial Data,” “Risk Factors,” “Pro Forma Financial Information,” “Selected Historical Consolidated Financial Data” and the financial statements included elsewhere in this prospectus. With respect to certain forward-looking statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, see “Regarding Forward-Looking Statements.”

Overview

Our Company

We are a leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies as measured in terms of revenues generated by our direct competitors with respect to the outsourcing of technical services for the U.S. government’s fiscal year ended September 30, 2004. Our leading position is not based on our percentage of revenues compared to the overall defense budget. Our specific global expertise is in law enforcement training and support, security services, base operations and aviation services and operations. We also provide logistics support for all of our services. Our predecessors have provided critical services to numerous U.S. government departments and agencies since 1951. We operated as a separate subsidiary of DynCorp from December 2000 to March 2003 and Computer Sciences Corporation from March 2003 until February 2005. Our current customers include the Department of State; the Army, Air Force, Navy and Marine Corps (collectively, the Department of Defense); and commercial customers and foreign governments. As of December 30, 2005, we had over 14,000 employees in 35 countries, 45 active contracts ranging in duration from three to ten years and over 100 task orders.

Our business strategy is to further increase our revenues and earnings by exploiting current business opportunities, capitalizing on industry trends, pursuing commercial and foreign government opportunities and expanding our domestic service offerings. We have a long-standing record of providing services in support of a broad array of highly complex platforms and systems that are vital to our customers’ operations and, together with our predecessors, have provided support services to the U.S. government for 54 years. We believe that the longevity and depth of our customer relationships have positioned us as a contractor of choice for our customers, creating a unique advantage and opportunity to cross-sell our capabilities to capture additional contract opportunities. The U.S. government is increasing its reliance on outsourcing and has increased spending in our target markets. While we have historically primarily served the U.S. government, we believe there is potential to increase the business we generate from commercial and foreign government customers. In addition, as a subsidiary of Computer Sciences Corporation, we were prevented from pursuing additional domestic programs. As a result of the 2005 Acquisition, we intend to compete for new business opportunities domestically. We do not believe this represents a change in our business operations going forward, but allows us to use our strengths in providing our services internationally to compete effectively for additional domestic business.

Our revenues, net income and earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal 2004 as compared with fiscal 2003, increased at an annual growth rate of 32.2%, 56.1% and 75.8%, respectively. In fiscal 2005, on a pro forma basis after giving effect to the Offering Transactions, we generated revenues, EBITDA and net income of $1.9 billion, $115.4 million and $13.0 million, respectively, as compared with $1.2 billion, $60.1 million and $31.4 million, respectively, in fiscal 2004. Furthermore, our revenues and EBITDA for fiscal 2005 as compared with fiscal 2004 increased at an annual growth rate of 58.2% and 92.1%, respectively, while our net income decreased 58.7% during the same time period. Our fiscal 2005 revenue and EBITDA growth has primarily been driven by increasing demand for outsourced technical services and other non-combat-related functions, such as reconstruction, peace-keeping, logistics and other support activities. Our fiscal 2005 net income decline occurred primarily due to higher interest expense and intangible amortization related to the 2005 Acquisition. For the nine months ending December 30, 2005, on a pro forma basis after giving effect to the Offering Transactions, we had revenues, EBITDA and net income of $1.4 billion, $99.8 million and $16.7 million, respectively. Our revenue and EBITDA for the nine months ended December 30, 2005, when compared to the nine months ended December 31, 2004, increased 1.3% and 9.7%, respectively, while our net income decreased 69.4% during the same time period. The decline in our revenue and EBITDA growth rates for these periods was due to our decision to exit a series of contracts to provide security and logistic support to various U.S. government construction projects in the Middle East as a subcontractor, a decline in construction and equipment purchases and the discontinuation of two contracts providing other support activities. Our net income decline during the nine months ended December 30, 2005 occurred due to higher interest expense and intangible amortization related to the 2005 Acquisition. As of December 30, 2005, we had a total backlog of approximately $2.7 billion and, historically, virtually our entire backlog has been converted into revenue at or above stated contract values. Backlog does not take into account any expenses associated with the contracts and converting backlog into revenue would not reflect net income associated with contractual performance. In addition to backlog as of December 30, 2005, we had $18.5 billion of currently available ceiling under our existing indefinite delivery, indefinite quantity contracts. From the beginning of fiscal 2003 through December 30, 2005, we have won a total of 83%, or $11.8 billion out of $14.1 billion, of the aggregate estimated value of new or renewed contracts on which we bid.

Operating Environment and Impact of Our Business

We are primarily a U.S. government contractor providing a broad range of critical technical services to civilian and military government agencies and to a lesser extent, commercial customers. As a result, our operating performance for any time period is impacted primarily by trends in U.S. government outsourcing, spending, and the awarding of contracts and related payment terms and therefore trends in this market can have a significant effect on our business. The trends we monitor and the impact on our business are discussed below.

Increased Outsourcing by U.S. and Foreign Governments. We have seen and benefited from a continued trend toward outsourcing of services by the U.S. government, particularly within the Department of Defense and the Department of State. These outsourcing trends are seen both domestically and internationally and support the increased deployment of U.S. resources overseas. The increase in overseas deployment has been both in frequency and magnitude, and across multiple U.S. government agencies. For example, our International Technical Services division has witnessed strong growth as a result of the U.S. government’s trend toward outsourcing critical functions. Outside of the U.S. government we are seeing other countries, particularly the United Kingdom and Australia, follow the U.S. government trend to outsource services. We believe that this provides additional markets for our existing services. Our International Technical Services operating division primarily provides outsourced law enforcement training, drug eradication, global logistics, base operations and personal physical security services to government and commercial customers in foreign jurisdictions. Since fiscal 2001, International Technical Services has grown revenues from $264.7 million to $1,232.7 million for fiscal 2005, or 64.2% of our total revenues. Although we expect to continue to see increases in government outsourcing for the foreseeable future, particularly in government technical support services and other non-combat related functions, the adoption of new laws or regulations that affect companies that provide services to the federal government or curtailment of the federal government’s outsourcing of services to private contractors would significantly alter this positive trend.

Increased Spending by Our Customers. The Department of Defense budget for fiscal 2007, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $439.3 billion, representing a 48% increase over fiscal 2001. Fiscal 2005 Department of Defense actual spending excluding supplemental funding relating to operations in Iraq and Afghanistan was $400.1 billion. The U.S. government budget for international development and humanitarian and international security assistance coordinated by the Department of State has grown from approximately $15 billion in fiscal 2000 to an expected $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4%) from fiscal 2005 to fiscal 2009. As a result of the U.S. military’s presence in the Middle East and abroad, we believe that this trend will continue for the foreseeable future and that we are well positioned to benefit from this trend. Among the factors that could impact U.S. government spending and which would reduce our U.S. government contracting business are: a significant decline in, or reapportioning of, spending by the U.S. government, in general, or by the Department of Defense or the Department of State.

Shift to More Multiple Awards in Indefinite Delivery, Indefinite Quantity Contracts. The trend in the service segment of the U.S. government has been to award more multiple award indefinite delivery, indefinite quantity contracts. We expect these trends to continue. Strong customer relationships combined with strong past performance will increase the probability of earning a customer’s business under multiple award indefinite delivery, indefinite quantity contracts, as well as winning new procurements. In fiscal 2005 and for the nine months ended December 30, 2005, 56.3% and 58.2% of our revenues were attributable to indefinite delivery, indefinite quantity contracts. Traditional government contracts typically have a base year award plus four to nine option years, limiting the competition to the 5-10 year contract cycle. Under multiple award indefinite delivery, indefinite quantity contracts, the customer has the ability to compete for the work more frequently among the contract holders, or even move the work on a sole source basis to one of the other providers. This trend toward multiple award indefinite delivery, indefinite quantity contracts could increase the volatility in our revenue.

Shift from Cost Type Contracts to Time-and-Material or Fixed-Price Contracts. Our government contract services have three distinct pricing structures: cost-reimbursement, time-and-materials and fixed-price, representing approximately 35%, 38% and 27% of our revenues, respectively, for the nine months ended December 30, 2005, and approximately 34%, 39% and 27% of our revenues, respectively, for fiscal 2005. We believe that our profitability will continue to improve as we anticipate our customers to shift away from cost reimbursement to time-and-materials contracts and fixed-price contracts. We base our belief on recent trends in our revenues, the nature of the contracts that we are bidding on and the pricing structure in fixed-price and time-and-material contracts. We assume financial risk on time-and-materials and fixed-price contracts, because we assume the risk of performing those contracts at the stipulated prices or negotiated hourly rates. If we do not accurately estimate ultimate costs and control costs during performance of the work, we could lose money on a particular contract or have lower than anticipated margins. The movement from cost type contracts to time-and-material or fixed-price contracts, while increasing our risk, allows us the opportunity to earn higher margins.

Increased Maintenance, Overhaul, and Upgrades Needed to Support Aging Military Platforms. Another trend we monitor to determine our future strategies is the age and use of weapon systems. The high visibility/high cost new weapons systems tend to be the target of budget reductions, while the Operation and Maintenance budget continues to grow as a percentage of the total budget. The Operation and Maintenance portion of the Department of Defense budget, which includes the majority of the services we provide, is the largest and fastest growing segment of Department of Defense military spending. Also, as the purchase of new weapons systems are delayed or cancelled, the current weapon systems continue to age and require increased maintenance. This aging, combined with the increased use of the equipment, often in harsh environments, provides opportunities for the services we offer.

Competition. We believe that the favorable industry trends that could drive our future profitability may also attract additional competition by certain existing and potential competitors. Given the broad range of services that we provide, we compete with various entities across geographic and business lines. Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for contract opportunities. In addition, we are at a disadvantage when bidding for contracts put up for recompetition for which we are not the incumbent provider, because incumbent providers are frequently able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

Factors Affecting Our Results of Operations

Our future results of operations will be affected by the following factors, which may cause our results of operations to differ from those discussed under “Results of Operations.”

Debt Service. During the predecessor periods, working capital was provided by our parent at the time, and therefore there was no debt and minimal interest expense on our financial statements. As of December 30, 2005, on a pro forma basis after giving effect to the Offering Transactions, we would have had $633.6 million of outstanding debt, which generates significant interest expense. Approximately $56.3 million per year of our cash flow will be required for interest and principal payments annually for fiscal 2007 through 2010. This will limit the amount of cash that is available for working capital requirements, or other uses.

Stand-Alone Operating Costs. During fiscal 2004, we paid Computer Sciences Corporation $12.7 million, and during the period from April 3, 2004, through February 11, 2005, we paid Computer Sciences Corporation $11.9 million for executive oversight and other services such as treasury, tax, insurance, legal, consolidation accounting, public affairs and information technology. In addition, under the transition services agreement, we have incurred approximately $1.4 million of expenses during the nine months ended December 30, 2005. We have put in place people and/or other resources to provide the services previously provided by corporate resources from either Computer Sciences Corporation (March 8, 2003 through February 11, 2005) or DynCorp (prior to March 7, 2003). While a one-to-one comparison is difficult due to organizational differences, in total, our SG&A forecast for fiscal 2006 is slightly lower than the actual expenditures from fiscal 2005.

Purchase Accounting Adjustments. The 2005 Acquisition was accounted for under the purchase method and, accordingly, the preliminary purchase price of the 2005 Acquisition was allocated to the net assets acquired based on preliminary estimates of the fair values at the date of the 2005 Acquisition and are subject to future adjustments. We have engaged a third party to provide an independent appraisal of the fair values of certain intangible assets. We have received preliminary estimates for the intangible assets, and the amounts will be finalized with the anticipated completion of the third-party review during the second quarter of fiscal 2006.

2005 Working Capital Adjustment. The purchase price for the 2005 Acquisition was $937.0 million after giving effect to a net working capital adjustment in favor of Computer Sciences Corporation in the amount of $65.55 million and $6.1 million of accumulated dividends in connection with the preferred stock issued for satisfaction of the working capital adjustment. Of the $937.0 million purchase price, $775.0 million was paid in cash, $140.6 million was paid to Computer Sciences Corporation in the form of our preferred equity, $6.1 million in accumulated dividends on the preferred stock issued in connection with the working capital adjustment and the remaining amounts were transaction expenses.

Explanation of Reporting Periods and Basis of Presentation

On March 7, 2003, DynCorp and its subsidiaries, including our operating company, were acquired by Computer Sciences Corporation. The formation of our reorganized operating company is the result of transfers of net assets and other wholly owned legal entities by entities under Computer Sciences Corporation and DynCorp’s common control. The financial statements prior to March 7, 2003 are referred to as the “original predecessor period” statements.

On February 11, 2005, our operating company was sold by Computer Sciences Corporation to an entity controlled by Veritas Capital. The financial statements from March 8, 2003 to February 11, 2005, the period of Computer Sciences Corporation ownership, are referred to as the “immediate predecessor period” statements. We refer to financial statements from and after February 12, 2005 as the “successor period” statements.

The historical financial statements and information included herein include the consolidated accounts of DynCorp International and its subsidiaries. This presentation is on the historical cost basis of accounting with the application of purchase accounting related to the Computer Sciences Corporation Acquisition and the 2005 Acquisition in the applicable periods presented. Information from the original predecessor period represents the consolidated financial position of our operating company for the period prior to the Computer Sciences Corporation Acquisition on March 7, 2003. This presentation is on the historical cost basis of accounting without the application of purchase accounting related to the Computer Sciences Corporation Acquisition in those periods presented.

The DynCorp International financial statements for the period from April 3, 2004 to February 11, 2005, fiscal 2004, the 21 days ended March 28, 2003 and the period from March 30, 2002 to March 7, 2003 are based on the historical assets, liabilities, sales and expenses of our operating company, including the allocation to our operating company of a portion of our corporate expenses and income taxes. During the period from March 30, 2002 to March 7, 2003, the 21 days ended March 28, 2003, fiscal 2004 and the period from April 3, 2004 to February 11, 2005, our operating company’s predecessor parents allocated $11.8 million, $0.6 million, $12.7 million and $11.9 million, respectively, of expenses it incurred for providing executive oversight and corporate headquarter functions, consolidation accounting, treasury, tax, legal, public affairs, human resources, information technology and other services. Of the $11.8 million, $10.0 million and $1.8 million were allocated to SG&A, and costs of services, respectively. Of the $600,000, $550,000 and $50,000 were allocated to SG&A and costs of services, respectively. Of the $12.7 million, $9.4 million and $3.3 million were allocated to SG&A and costs of services, respectively. Of the $11.9 million, $9.8 million and $2.1 million were allocated to SG&A and costs of services, respectively. These allocations are considered to be reasonable reflections of the utilization of services provided or the benefit received by our operating company. Computer Sciences Corporation continues to perform certain of these functions under a transition services agreement. For a discussion on our transition services agreement, see “2005 Acquisition—Transition Services Agreement.”

The results of operations for the 21-day period (March 8, 2003 to March 28, 2003), the 49-day period (February 12, 2005 to April 1, 2005), the nine months ended December 31, 2004 and the nine months ended December 30, 2005, are not necessarily indicative of the results to be expected for a full year or any future period. We have not addressed the 21-day period under the “Results of Operations” as this period did not include any meaningful trends, results or developments not otherwise reflected in the period from March 30, 2002 to March 7, 2003. We have addressed the 49-day period from February 12, 2005 to April 1, 2005 (successor period), in summary only and not compared it to a prior period due to the limited duration on this period and lack of a comparable prior period.

The 2005 Acquisition

On December 12, 2004, we and our equity sponsor Veritas Capital, entered into a purchase agreement with Computer Sciences Corporation and DynCorp whereby we agreed to acquire our operating company, a wholly owned subsidiary of DynCorp. We assigned our rights to acquire our operating company to DI Finance LLC, or DI Finance, our wholly owned subsidiary. Immediately after the consummation of the 2005 Acquisition, DI Finance was merged with and into our operating company, our operating company survived the merger and is now our wholly owned subsidiary.

As a result of the 2005 Acquisition, our assets and liabilities have been adjusted to their preliminary estimated fair value as of the closing. The excess of the total purchase price over the value of our assets at the closing of the 2005 Acquisition has been allocated to goodwill and other intangible assets, some of which will be amortized, and will be subject to annual impairment review.

Backlog

We track contracted backlog in order to assess our current business development effectiveness and to assist us in forecasting our future business needs and financial performance. Backlog consists of orders and options under our contracts. We define contracted backlog as the estimated value of contract awards received from customers that have not been recognized as sales. Our backlog consists of funded and unfunded backlog. Funded backlog is based upon amounts actually appropriated by a customer for payment of goods and services less actual revenue recorded as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options. Most of our U.S. government contracts allow the customer the option to extend the period of performance of a contract for a period of one or more years. These options may be exercised at the sole discretion of the customer. It has been our historical experience, however, that the customer had exercised contract options.

Because of appropriation limitations in the federal budget process, firm funding for our contracts is usually made for only one year at a time, with the remainder of the years under the contract expressed as a series of one-year options. As is the case with the base period of our U.S. government contracts, option periods are subject to the availability of funding for contract performance. The U.S. government is legally prohibited from ordering work under a contract in the absence of funding. Our historical experience has been that the government generally has funded the option periods of our contracts.

The following table sets forth our contracted backlog as of the dates indicated:

	March 28, 2003	April 2, 2004	April 1, 2005	December 30, 2005
	(dollars in millions)
Funded Backlog	$467	$991	$1,140	$1,053
Unfunded Backlog	1,561	1,173	900	1,639

Total Backlog	$2,028	$2,164	$2,040	$2,692

For additional information on backlog, see “Business—Backlog.”

Fiscal Periods

We use a 52/53-week fiscal year ending on the closest Friday to March 31. The period from April 3, 2004 to February 11, 2005 is a 45-week period. The fiscal year ended April 2, 2004 was a 53-week year. The period from March 30, 2002 to March 7, 2003 included 49 weeks. During the original predecessor period, DynCorp used a calendar year. Accordingly, the financial statements covered by that period were restated to 52/53-week fiscal year ends.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with GAAP. The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Management evaluates these estimates and assumptions on an ongoing basis, including those relating to revenue recognition and cost estimation on long-term contracts, determination of goodwill and customer-related intangible assets, goodwill impairment and accounting for contingencies and litigation. Our estimates and assumptions have been prepared on the basis of the most current available information. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could materially differ from these estimates under different assumptions and conditions.

We have several critical accounting policies that are both important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Typically, the circumstances that make these judgments complex and difficult have to do with making estimates about the effect of matters that are inherently uncertain. Our critical accounting estimates are as follows:

Revenue Recognition and Cost Estimation on Long-Term Contracts

We provide our services under cost-reimbursement, time-and-materials and fixed-price contracts. The form of contract, rather than the type of service offering, is the primary determinant of revenue recognition. Revenues are recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured. For fiscal 2005 and the nine months ended December 30, 2005, approximately 34%, 39%, 27% and approximately 35%, 38% and 27% of our revenues were derived from cost-reimbursement, time-and-materials and fixed-price contracts, respectively. For more information on our contract types, see “Business—Contract Types.”

Revenue on fixed-price contracts is generally recognized ratably over the contract period, measured by methods appropriate to the services or products provided. Such “output measures” include: period of service, such as for aircraft fleet maintenance; units delivered, such as vehicles; and units produced, such as aircraft for which modification has been completed.

Revenue on fixed-price construction or production-type contracts, when they occur, is recognized on the basis of the estimated percentage of completion. Progress towards completion is typically measured based on achievement of specified contract milestones, when available, or based on costs incurred as a proportion of estimated total costs. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract. This method can result in the deferral of costs or profit on these contracts. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Revenue on fixed-unit contracts that have a duration of less than six months is recognized on the completed contract method. Work in progress is classified as a component of inventory.

We provide for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Amounts billed but not yet recognized as revenue under certain types of contracts are deferred. Unbilled receivables are stated at estimated realizable value. Contract costs on U.S. government contracts, including indirect costs, are subject to audit and adjustment by negotiations between us and government representatives. Substantially all of our indirect contract costs have been agreed upon through 2004. Contract revenues on U.S. government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Contract costs are expensed as incurred, except as described above and on certain other production-type fixed-price contracts, where costs are deferred until such time that associated revenue is recognized.

Client contracts may include the provision of more than one of our services. For revenue arrangements with multiple deliverables, revenue recognition includes the proper identification of separate units of accounting and the allocation of revenue across all elements based on relative fair values.

Many of our contracts are time-and-materials or fixed hourly/daily rate contracts. For these contracts, revenue is recognized each month based on actual hours/days charged to the program during that month multiplied by the fixed hourly/daily rate in the contract for the type of labor charged. Any material or other direct charges are recognized as revenue based on the actual direct cost plus Defense Contract Audit Agency-approved indirect rates.

Cost-reimbursement type contracts can be either Cost Plus Fixed Fee, or Cost Plus Award Fee. Revenue recognition for these two contract types is very similar. In both cases, revenue is based on actual direct cost plus

Defense Contract Audit Agency-approved indirect rates. In the case of Cost Plus Fixed Fee, the fixed fee is recognized based on the ratio of the fixed fee for the contract to the total estimated cost of the contract. In the case of Cost Plus Award Fee contracts, the fee is made up of two components, base fee and award fee. Base fee is recognized in the same manner as the fee on Cost Plus Fixed Fee contracts. The award fee portion is recognized based on an average of the last two award fee periods or award experience for similar contracts for new contracts that lack specific experience.

Determination of Goodwill and Customer-Related Intangible Assets

The Computer Sciences Corporation Acquisition was accounted for under the purchase method and, accordingly, the purchase price was allocated to the net assets acquired based on estimates of the fair values at the acquisition date. In addition, Computer Sciences Corporation obtained an independent appraisal of the fair values for certain intangible assets. In order to determine the appropriate value of goodwill to be allocated to us, an estimate was made of the relative fair value of our operating company to the remaining portion of DynCorp as of March 7, 2003. The value of the intangible assets reflected in the balance sheet is the sum of the independently appraised value of the customer contracts and related customer relationships for contracts being performed by us, less amortization expense.

The 2005 Acquisition was accounted for using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include reserves for litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Third-party valuation firms will assist management in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by our professionals from legal, finance, human resources, information systems, program management and other disciplines. In addition, purchase price allocations are subject to refinement until all pertinent information is obtained. The purchase agreement established a procedure for determining the net working capital adjustment after the closing, with any dispute regarding such calculations to be resolved by an independent accounting firm. The purchase price for the 2005 Acquisition was $937.0 million after giving effect to a net working capital adjustment in favor of Computer Sciences Corporation in the amount of $65.55 million. We issued to Computer Sciences Corporation 65,550 shares of our preferred stock as payment for the working capital adjustment. The preferred shares issued accumulate dividends from the date of acquisition, February 11, 2005. Of the $937.0 million purchase price, $775.0 million was paid in cash, $140.6 million was paid to Computer Sciences Corporation in the form of our preferred equity and the remaining amounts were transaction expenses other than the $6.1 million in accumulated dividends which is currently owed on the preferred stock issued in connection with the working capital adjustment. The adjustment to the purchase price was recorded as an adjustment to goodwill. Upon consummation of this offering, we intend to redeem all of our currently outstanding preferred stock and the preferred stock issued to Computer Sciences Corporation, see “Use of Proceeds.”

Accounting for Contingencies and Litigation

We are subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising out of the normal course of business. The consolidated financial statements reflect the treatment of claims and contingencies based on our view of the expected outcome. We consult with legal counsel on issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, we accrue a liability in accordance with SFAS No. 5, “Accounting for Contingencies.” Significant changes in the estimates or assumptions used in assessing the likelihood of an adverse outcome could have a material effect on our consolidated financial results.

Results of Operations

The following tables set forth, for the periods indicated, our historical results of operations, both in dollars and as a percentage of revenues:

	Immediate Predecessor Period		Successor Period
	Nine Months Ended December 31, 2004		Nine Months Ended December 30, 2005
	(dollars in thousands)
Revenues	$1,400,054	100.0%	$1,418,245	100.0%

Costs of Services	1,263,414	90.2	1,262,255	89.0
Selling, General and Administrative Expenses	46,452	3.3	59,874	4.2
Depreciation and Amortization	5,095	0.4	32,763	2.3

Total Costs and Expenses	1,314,961	93.9%	1,354,892	95.5%

Interest Expense	—	—	42,278	3.0
Interest on Mandatory Redeemable Shares	—	—	14,149	1.0
Interest Income	(130)	0.0	(166)	0.0

Income Before Taxes	85,223	6.1	7,092	0.5
Provision for Income Taxes	30,779	2.2	5,607	0.4

Net Income	$54,444	3.9%	$1,485	0.1%

	Original Predecessor Period		Immediate Predecessor Period				Successor Period		Pro Forma for the Year Ended April 1, 2005
	Period from March 30, 2002 to March 7, 2003		For the Fiscal Year Ended April 2, 2004		Period from April 3, 2004 to February 11, 2005		Period from February 12, 2005 to April 1, 2005
	(dollars in thousands)
Revenues	$859,112	100.0%	$1,214,289	100.0%	$1,654,305	100.0%	$266,604	100.0%	$1,920,909	100.0%

Costs of Services	787,649	91.7	1,106,571	91.1	1,496,109	90.4	245,406	92.0	1,741,515	90.7
Selling, General and Administrative Expenses	40,316	4.7	48,350	4.0	57,755	3.5	8,408	3.2	65,388	3.4
Depreciation and Amortization	351	0.0	8,148	0.7	5,922	0.4	5,605	2.1	40,969	2.1

Total Costs and Expenses	828,316	96.4%	1,163,069	95.8%	1,559,786	94.3%	259,419	97.3%	1,847,872	96.2%

Interest Income	(43)	(0.1)%	(64)	(0.1)%	(170)	(0.1)%	(7)	0.0	(177)	0.0
Interest Expense	—	—	—	—	—	—	10,236	3.8	52,732	2.7

Income (Loss) Before Taxes	30,839	3.6	51,284	4.2	94,689	5.7	(3,044)	(1.1)	20,482	1.1
Provision for Income Taxes	11,973	1.4	19,924	1.6	34,956	2.1	60	0.0	7,531	0.4

Net Income (Loss)	$18,866	2.2%	$31,360	2.6%	$59,733	3.6%	$(3,104)	(1.2)%	$12,951	0.7%

Nine Months Ended December 30, 2005, Compared to Nine Months Ended December 31, 2004

Consolidated

Revenues. Total revenues increased from $1,400.1 million in the nine months ended December 31, 2004 to $1,418.2 million for the nine months ended December 30, 2005, an increase of $18.1 million or 1.3%. Revenues from our Field Technical Service segment increased from $513.2 million for the nine months ended

December 31, 2004 to $522.0 million for the nine months ended December 30, 2005, or an increase of 1.7%. The Field Technical Services increase of $8.8 million was primarily driven by the Life Cycle Contractor Support program increase of $17.6 million due to the addition of the Global Air Traffic Management avionics modification to the contract, an increase in the Army Pre-Positioned Stocks program of $9.4 million and the ramp-up of the Attack Helicopter-1 / Utility Helicopter-1, or AH-1/UH-1, program, which increased $12.7 million since initial contract award during the first quarter of fiscal 2005. Partially offsetting this increase was the Contract Field Teams program, which decreased by $11.6 million mainly as a result of reduced workload for maintenance, repair and refurbishment of weapons systems, and the end of the Al Salam program, which reduced revenue by $12.3 million. We withdrew from the Al Salam program due to unfavorable contract terms offered by the customer, consequently, the customer decided to self perform the maintenance we had been providing. In addition, the Holloman contract decreased by $4.7 million due to the removal of the German F-4’s from the contract.

International Technical Services revenue increased from $886.8 million for the nine months ended December 31, 2004 to $896.3 million for the nine months ended December 30, 2005, an increase of $9.5 million or 1.1%. Increases in this segment include $46.6 million of revenue under the International Narcotics and Law Enforcement Airwing program as a result of a new contract that went into effect on November 1, 2005 for operation, and added work to provide helicopter support for ground eradication efforts in Afghanistan, $16.8 million of new work providing hurricane relief efforts along the gulf coast, $19.1 million due to added work under our Africa Peacekeeping contract with the Department of State, and $36.2 million of additional construction work under the Worldwide Personal Protective Services program. These increases were partially offset by a reduction of $35.8 million under the Civilian Police program due to the timing of various construction efforts in the Middle East, and $52.7 million from a series of contracts to provide security and logistics support to various U.S. government construction efforts in the Middle East as a subcontractor. This type of subcontract effort was typically short term with delayed payments, and therefore we decided to exit this line of business until it can be performed in a more stable environment with improved financial terms. Further offsetting the increases described above was a reduction in our DynMarine Services of Virginia LLC business of $28.0 million due to the discontinuance of our work under the Oceangraphics Ships contract.

Costs of services. Costs of services are comprised of direct labor, direct material, subcontractor costs, other direct costs and overhead. Other direct costs include travel, supplies and other miscellaneous costs. Cost of services decreased from $1,263.4 million for the nine months ended December 31, 2004 to $1,262.3 million for the nine months ended December 30, 2005, or a decrease of $1.1 million or 0.1%. As a percentage of revenue, costs of services dropped from 90.2% in the nine months ended December 31, 2004 to 89.0% for the nine months ended December 30, 2005. This reduction as a percentage of revenue was due to improved program performance and the impact of shifting from cost type contracts to more time and material or fixed unit price contracts.

Selling, general and administrative expenses. Selling, general and administrative expenses primarily relate to functions such as management, legal, financial accounting, contracts and administration, human resources, management information systems, purchasing and business development. Selling, general and administrative expenses for the nine months ended December 31, 2004 were $46.5 million and increased to $59.9 million for the nine months ended December 30, 2005, an increase of 28.8%. This increase was primarily related to selling expenses, non-cash compensation expense related to the issuance of equity-based compensation (see Note 7 in the accompanying notes to the condensed consolidated financial statements) and the added cost of security in the Middle East for selling, general and administrative personnel. As a percentage of revenue, selling, general and administrative expenses increased from 3.3% for the nine months ended December 31, 2004 to 4.2% for the nine months ended December 30, 2005. Included in the nine months ended December 30, 2005 were one-time retention bonuses of $2.9 million related to the 2005 Acquisition. This amount was forecasted and funded as part of the transaction expenses, but for accounting purposes the one-time retention bonuses were required to be expensed over the six months following the close of the 2005 Acquisition. Adjusting for the one-time retention expenses, selling, general and administrative expenses as a percentage of revenue would have increased from 3.3% for the nine months ended December 31, 2004 to 4.0% for the nine months ended December 30, 2005.

Depreciation and amortization. Depreciation and amortization increased from $5.1 million for the nine months ended December 31, 2004 to $32.8 million for the nine months ended December 30, 2005, or an increase of $27.7 million. This increase was primarily due to higher amortization expense. Amortization in the nine months ended December 31, 2004 was based on the DynCorp International portion of the amortization related to the Computer Sciences Corporation purchase of DynCorp in March 2003. The amortization for the nine months ended December 30, 2005 was based on the 2005 Acquisition, which included a step-up in basis of our customer-related intangibles resulting in increased amortization. An independent valuation study was done to allocate the purchase price between goodwill and intangibles.

Interest Expense. During the nine months ended December 30, 2005, $42.3 million of interest expense was incurred related to our senior secured credit facility, the revolving credit facility, and our senior subordinated notes. This interest expense includes interest costs applicable to the nine month period as well as amortization of deferred financing fees. During the nine months ended December 31, 2004, we did not incur any interest expense because it was recorded at the Computer Sciences Corporation corporate level and not allocated to the operating entities.

Interest on mandatory redeemable shares. Interest on the mandatory redeemable shares, or preferred stock, was $14.1 million for the nine months ended December 30, 2005. These shares were not outstanding during the nine months ended December 31, 2004, so there was no interest during the comparable period. This interest is accrued, but unpaid.

Income tax expense. We had income tax expense for the nine months ended December 30, 2005 of $5.6 million, which is a decrease of $25.2 million or 81.8% from income tax expense of $30.8 million for the nine months ended December 31, 2004. The interest expense related to the Preferred shares is non deductible for tax purposes resulting in the taxable position for the nine months ended December 30, 2005. The primary reason for the decrease relates to the factors previously mentioned resulting in lower earnings before taxes in the current year. In addition to the decline in current year tax expense attributable to lower earnings before tax, the current year tax expense includes the reversal of a deferred tax valuation allowance recorded in prior periods.

Our Segments

The following table sets forth the revenues and earnings before interest and taxes for our International Technical Services and Field Technical Services operating divisions, both in dollars and as a percentage of our consolidated revenues for segment revenue and as a percentage of segment specific revenue for earnings before interest and taxes, for the nine months ended December 30, 2005 as compared to the nine months ended December 31, 2004.

	Immediate Predecessor Period		Successor Period
	Nine Months Ended December 31, 2004		Nine Months Ended December 30, 2005
	(dollars in thousands)
Revenues
Field Technical Services	$513,197	36.7%	$521,963	36.8%
International Technical Services	886,758	63.3	896,282	63.2
Other(1)	99	0.0	—	—

Consolidated	$1,400,054	100.00%	$1,418,245	100.00%

Earnings before Interest and Taxes
Field Technical Services	$32,981	6.4%	$19,001	3.6%
International Technical Services	52,756	5.9%	48,690	5.4%
Other(1)	(644)	NA	(4,338)	NA

Consolidated	$85,093	6.1%	$63,353	4.5%

(1)	Primarily consists of joint venture revenues not allocated to a specific segment.

Field Technical Services

Revenues. Revenues for the nine months ended December 30, 2005 were $522.0 million, an increase of $8.8 million, or 1.7%, from $513.2 million for the nine months ended December 31, 2004. This revenue increase was primarily from the Global Air Traffic Management avionics modification under the Life Cycle Contractor Support program, increases on Army Prepositioned Stocks Afloat program workload and ramp-up of the AH-1/UH-1 program. These increases were partially offset by reduced workload under Contract Field Teams, and the withdrawal from the Al Salam contract due to unfavorable contract terms offered by the customer, consequently, the customer decided to self perform the F-15 maintenance we had been providing.

Earnings before interest and taxes. Earnings before interest and taxes for the nine months ended December 30, 2005 were $19.0 million, a decrease of $14.0 million, or 42.4%, from $33.0 million for the nine months ended December 31, 2004. Earnings before interest and taxes as a percentage of revenue for the nine months ended December 30, 2005 was 3.6% compared to 6.4% for the nine months ended December 31, 2004. The decrease in earnings before interest and taxes is primarily the result of increased amortization of customer intangibles due to the 2005 Acquisition.

International Technical Services

Revenues. Revenues for the nine months ended December 30, 2005 were $896.3 million, an increase of $9.5 million, or 1.1%, from $886.8 million for the nine months ended December 31, 2004. The revenue increase was due to additional revenue under the International Narcotics and Law Enforcement Airwing program as a result of a new contract that went into effect on November 1, 2005 for operation, and added work to provide helicopter support for ground eradication efforts in Afghanistan, new work providing hurricane relief efforts along the gulf coast, added work under our Africa Peacekeeping contract with the Department of State, and additional construction work under the Worldwide Personal Protective Services program. These increases were partially offset by a reduction of revenue under the Civilian Police program due to the timing of various construction efforts in the Middle East, and from a series of contracts to provide security and logistics support to various U.S. Government construction efforts in the Middle East as a subcontractor. This type of subcontract effort was typically short term with delayed payments, and therefore we decided to exit this line of business until it can be performed in a more stable environment with improved financial terms. Further offsetting the increases described above was a reduction in our DynMarine Services of Virginia LLC business due to the discontinuance of our work under the Oceangraphics Ships contract.

Earnings before interest and taxes. Earnings before interest and taxes for the nine months ended December 30, 2005 were $48.7 million, a decrease of $4.1 million, or 7.8%, from $52.8 million for the nine months ended December 31, 2004. Earnings before interest and taxes as a percentage of revenue for the nine months ended December 30, 2005 and December 31, 2004 was 5.4% and 5.9%, respectively. Despite lower revenues during the current fiscal year, the decrease in earnings before interest and taxes is primarily the result of increased amortization of customer intangibles due to the 2005 Acquisition partially offset by higher margins due to the change in contract mix. In addition to the benefit provided by the shift in contract mix, the current year includes the recognition of an equitable adjustment related to our civilian police program. The equitable adjustment has resulted in earnings of $5.5 million during the current year and has improved the margin on earnings before interest and taxes by 0.6% for the nine months ended December 30, 2005.

Fiscal Year Ended April 1, 2005 Pro Forma Compared to the Fiscal Year Ended April 2, 2004

The following discussion provides a comparison of the pro forma results of operations for the successor company for the fiscal year ended April 2, 2005 with the historical results of the immediate predecessor company for the fiscal year ended April 2, 2004. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. The information in this section should be read in conjunction with the consolidated financial statements, summary consolidated historical and pro forma financial data, and the related notes contained elsewhere in this prospectus.

Consolidated

Revenues. Revenues for the fiscal year ended April 1, 2005 pro forma were $1,920.9 million, an increase of $706.6 million, or 58.1%, from $1,214.3 million for the fiscal year ended April 2, 2004. The largest amount of this increase was $494.6 million under the Civilian Police program, which includes both the current Civilian Police contract that was awarded in February 2004 as well as predecessors contracts for similar police training activity in support of the Department of State. This increase was primarily due to additional and expanded task orders in the Middle East to provide police and other law enforcement training. Other revenue increases occurred on the Worldwide Personal Protective Services contract of $72.9 million as a result of additional work in the Middle East, and $72.8 million on the Contract Field Teams program due to higher manning requirements. These higher manning requirements were primarily due to increased equipment maintenance due to higher usage. These revenue increases were offset by decreases on DynMarine programs of $15.7 million and the Al Salam contract of $13.5 million. The decrease in DynMarine revenue was a result of the loss of the Oceangraphics Ship contract, and the decrease on the Al Salam contract was a result of the customer not extending the contract and performing the work itself.

Costs of services. Costs of services for the fiscal year ended April 1, 2005 pro forma were $1,741.5 million, an increase of approximately $634.9 million, or 57.4%, from approximately $1,106.6 million for fiscal year ended April 2, 2004. For the fiscal year ended April 1, 2005, pro forma costs of services as a percentage of revenue decreased to 90.7% from 91.1% for the fiscal year ended April 2, 2004. This decrease was due to increased overhead absorption resulting from higher revenues and a change in the contract mix. The contract mix in the fiscal year ended April 2, 2004 was 44% cost reimbursable, with the balance being either time-and-material or fixed price. The percentage of cost reimbursable dropped to 34% for the entire fiscal year ending April 1, 2005 pro forma, with a resulting increase in the time-and-material or fixed price portion.

Selling, general and administrative. Selling, general, and administrative for the fiscal year ended April 1, 2005 pro forma were $65.4 million, an increase of $17.0 million, or 35.1%, from $48.4 million for the fiscal year ended April 2, 2004. For the fiscal year ended April 1, 2005, pro forma selling, general and administrative expense as a percentage of revenue decreased to 3.4% from 4.0% for the fiscal year ended April 2, 2004. This decrease was due to lower increases as a percentage of sales for business development spending as revenue growth accelerated.

Depreciation and amortization. Depreciation and amortization expense for the fiscal year ended April 1, 2005 pro forma was $41.0 million, an increase of $32.9 million, or 406.2%, from $8.1 million for fiscal year ended April 2, 2004. This increase was primarily due to the amortization of intangible assets. Intangible assets valued in connection with the 2005 Acquisition were significantly higher than previous values assigned in connection with the Computer Sciences Corporation Acquisition. A third party assisted us in determining the amount for amortization of intangible assets.

Income tax expense. Income tax expense for the fiscal year ended April 1, 2005 pro forma was $7.5 million, a decrease of $12.4 million from $19.9 million for the fiscal year ended April 2, 2004. This decrease is primarily the result of reduced income before tax as a result of the addition of interest expense, which was not pushed down to the operating units during the immediate predecessor period, and the increase in amortization discussed above, as the effective tax rates for the fiscal years ended April 1, 2005 and April 2, 2004 were 36.7% and 38.9%, respectively. The reduction in the overall effective tax rate is a result of a greater percentage of the income before tax being from outside the United States, so the overall state tax is reduced as a percentage of income before tax.

The Period April 3, 2004 to February 11, 2005 and the Period February 12, 2005 to April 1, 2005

Other items impacting the immediate predecessor period April 3, 2004 to February 11, 2005 or the successor period February 12, 2005 to April 1, 2005 are discussed below:

Depreciation and Amortization. During the immediate predecessor period, the amortization of intangibles was based on appraised values of the customer contracts and related customer relationships that were determined on a by-contract basis done at the time of the Computer Sciences Corporation purchase of DynCorp with the assistance of a third party. As a result of the 2005 Acquisition, preliminary estimates for the intangible assets have been received, and the amounts will be finalized with the anticipated completion of the third-party review during the second quarter of fiscal 2006.

Interest Expense. During the immediate predecessor period, interest expense was recorded at the parent level and was not allocated down to the operating units. As a result of the 2005 Acquisition, significant long-term debt has been incurred.

Our Segments

The following table sets forth the revenues and earnings before interest and taxes for our International Technical Services and Field Technical Services operating divisions, both in dollars and as a percentage of our consolidated revenues for segment revenue and as a percentage of segment specific revenue for earnings before interest and taxes, on a pro forma basis for the fiscal year ended April 1, 2005 as compared with the fiscal year ended April 2, 2004, as well as for the period April 3, 2004 to February 11, 2005, and the period February 12, 2005 to April 1, 2005:

	Immediate Predecessor Period				Successor Period		Pro Forma for the Year Ended April 1, 2005
	For the Fiscal Year Ended April 2, 2004		Period from April 3, 2004 to February 11, 2005		Period from February 12, 2005 to April 1, 2005
	(dollars in thousands)
Revenues
International Technical Services	$631,672	52.0%	$1,059,713	64.1%	$173,007	64.9%	$1,232,720	64.2%
Field Technical Services	582,476	48.0	594,480	35.9	93,674	35.1	688,154	35.8
Other(1)	141	0.0	112	0.0	(77)	0.0	35	0.0

Consolidated	$1,214,289	100.0%	$1,654,305	100.0%	$266,604	100.0%	$1,920,909	100.0%

Earnings before Interest and Taxes
International Technical Services	$26,189	4.1%	$68,198	6.4%	$3,447	2.0%	$50,235	4.1%
Field Technical Services	25,144	4.3	27,755	4.7	3,662	3.9	24,425	3.5
Other(1)	(113)	NA	(1,434)	NA	76	NA	(1,623)	NA

Consolidated	$51,220	4.2%	$94,519	5.7%	$7,185	2.7%	$73,037	3.8%

(1)	Consists of joint venture revenues not allocated to a specific segment.

International Technical Services

Revenues. Revenues for the fiscal year ended April 1, 2005 pro forma were $1,232.7 million, an increase of $601.0 million, or 95.1%, from $631.7 million for the fiscal year ended April 2, 2004. This increase was primarily due to an increase in revenues from our Civilian Police and Worldwide Personal Protective Services programs. The revenue increase under our Civilian Police program was due to our entering into a new Civilian Police contract in February 2004, reflecting initial stages of law enforcement training in the Middle East. The revenue increase under our Worldwide Personal Protective Services program was due to increased security contracts in Iraq. These increases were partially offset by a decrease in our War Reserve Materials program revenues as activity under this program has returned to historical levels after a short term increase due to recent wartime activity.

Earnings before interest and taxes. Earnings before interest and taxes for the fiscal year ended April 1, 2005 pro forma were $50.2 million, an increase of $24.0 million, or 91.6%, from $26.2 million for the fiscal year ended April 2, 2004. Earnings before interest and taxes as a percentage of revenue for the fiscal year ended April 1, 2005 pro forma and for the year ended April 2, 2004, was 4.1%. The earnings before interest and taxes as a percentage of revenue did not change, however the increased amortization resulting from the transaction was offset by an improvement in contract margin due to the change in the mix of contracts types with a greater percentage of our programs performed under time-and-material or fixed price contracts versus lower margin cost reimbursable contracts.

Field Technical Services

Revenues. Revenues for the fiscal year ended April 1, 2005 pro forma were $688.2 million, an increase of $105.7 million, or 18.1%, from $582.5 million for the fiscal year ended April 2, 2004. This increase was primarily due to increased revenues under our Contract Field Teams program and, to a lesser extent, our Army Prepositioned Stocks Afloat, or Army Pre-Positioned Stocks Afloat, program. This was offset by a reduction in revenue under the Al Salam contract, which was not extended.

Earnings before interest and taxes. Earnings before interest and taxes for the fiscal year ended April 1, 2005 pro forma were $24.4 million, a decrease of $0.7 million, or 2.8%, from $25.1 million for the fiscal year ended April 2, 2004. Earnings before interest and taxes as a percentage of revenue for the fiscal year ended April 1, 2005 pro forma was 3.5% compared to 4.3% for the fiscal year ended April 2, 2004. This reduction was due to the increased amortization resulting from the Transactions and offset by an improvement in contract performance on the Contract Field Teams contract due to increased absorption of fixed costs.

Fiscal Year Ended April 2, 2004 Compared to Period from March 30, 2002 to March 7, 2003

Consolidated

Revenues. Revenues for the year ended April 2, 2004 were $1,214.3 million, an increase of $355.2 million, or 41.3%, from $859.1 million for the period from March 30, 2002 to March 7, 2003. The period from March 30, 2002 to March 7, 2003 had 28 fewer days than the fiscal year ended April 2, 2004. The average revenue per day during the period March 30, 2002 to March 7, 2003 was $2.5 million per day or $70.0 million for 28 days or 19.7% of the total revenue increase. The increase was primarily due to increased revenues generated from our Contract Field Teams, Civilian Police and War Reserve Materials programs. The revenue increase under our Contract Field Teams program was due to the long-term trends of increased government outsourcing and increased equipment maintenance due to higher usage. The revenue increase under our Contract Field Teams Civilian Police program was due to our entering into a new Civilian Police contract in February 2004, reflecting the initial stages of law enforcement training in the Middle East. The revenue increase from our War Reserve Materials contract was primarily due to the repositioning of Air Force equipment to support the war in Iraq. These increases were partially offset by decreases in our Logistics Civil Augmentation Program and Army Pre-Positioned Stocks Afloat programs. The decrease in revenue from our Logistics Civil Augmentation Program was due to the expiration of the contract. The decrease in revenue from our Army Pre-Positioned Stocks Afloat program was due to a temporary drop related to increased equipment deployed to Iraq, therefore creating less maintenance work on equipment in depots.

Cost of services. Cost of services for the year ended April 2, 2004 was approximately $1,106.6 million, an increase of $319.0 million, or 40.5%, from approximately $787.6 million for the period from March 30, 2002 to March 7, 2003. For the year ended April 2, 2004, cost of services as a percentage of revenue decreased to 91.1% from 91.7%. This decrease was primarily due to certain contracts that contain contract volume pricing where at higher volumes revenues are positively impacted. This improvement was partially offset by lower margins on certain new programs.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended April 2, 2004 were $48.4 million, an increase of $8.1 million, or 20.1%, from $40.3 million for the period from March 30, 2002 to March 7, 2003. For the year ended April 2, 2004, the selling, general and administrative expense as a percentage of revenue decreased to 4.0% from 4.7%. This decrease was primarily due to lower increases in spending as revenue growth accelerated.

Depreciation and amortization. Depreciation and amortization expense for the year ended April 2, 2004 was $8.1 million, an increase of $7.7 million, or 1925%, from $0.4 million for the period from March 30, 2002 to March 7, 2003. This increase was primarily due to the amortization associated with definite life intangible assets that resulted from Computer Sciences Corporation’s purchase of DynCorp. The amortization associated with definite life intangible assets was $7.9 million for the fiscal year ended April 2, 2004.

Income tax expense. Income tax expense for the year ended April 2, 2004 was $19.9 million, an increase of $7.9 million, or 65.8%, from $12.0 million for the period from March 30, 2002 to March 7, 2003. This increase is consistent with the increase in net income before tax as the effective tax rate for the year ended April 2, 2004 and the period from March 30, 2002 to March 7, 2003 was 38.9% and 38.8%, respectively.

Our Segments

The following table sets forth the revenues and earnings before interest and taxes for our Field Technical Services and International Technical Services operating divisions, both in dollars and as a percentage of our consolidated revenues for segment revenue and as a percentage of segment specific revenue for earnings before interest and taxes, for the fiscal year ended April 2, 2004 as compared to the period from March 30, 2002 to March 7, 2003.

	Immediate Predecessor Period		Original Predecessor Period
	Fiscal Year Ended April 2, 2004		Period from March 30, 2002 to March 7, 2003
	(dollars in thousands)
Revenues
International Technical Services	$631,672	52.0%	$411,552	47.9%
Field Technical Services	582,476	48.0	447,721	52.1
Other(1)	141	0.0	(161)	0.0

Consolidated	$1,214,289	100.0%	$859,112	100.0%

Earnings before interest and taxes
International Technical Services	$26,189	4.1%	$18,702	4.5%
Field Technical Services	25,144	4.3	15,969	3.6
Other(1)	(113)	NA	(3,875)	NA

Consolidated	$51,220	4.2%	$30,796	3.6%

(1)	Consists of joint venture revenues not allocated to a specific segment.

International Technical Services

Revenues. Revenues for the year ended April 2, 2004 were $631.7 million, an increase of $220.1 million, or 53.5%, from $411.6 million for the period from March 30, 2002 to March 7, 2003. The period from March 30, 2002 to March 7, 2003 had 28 fewer days than the fiscal year ended April 2, 2004. The average revenue per day for the International Technical Services Segment during the period March 30, 2002 to March 7, 2003 was approximately $1.2 million or $33.6 million for 28 days or 15.3% of the total revenue increase. The higher revenue was primarily due to increased revenues from our Civilian Police, War Reserve Materials, Worldwide Personal Protective Services and International Narcotics & Law Enforcement programs. The increased revenue under our Civilian Police program was due to our entering into a new Civilian Police contract in February 2004, reflecting the initial stages of law enforcement training in the Middle East. The increase revenue under our War Reserve Materials program was primarily due to the repositioning of Air Force equipment to support the war in Iraq. The increased revenue under our Worldwide Personal Protective Services program was due to increased security contracts in Iraq. The increase in revenue from our International Narcotics & Law Enforcement contract was due to activities related to illegal drug eradication. These increases were partially offset by a decrease in revenues from our Logistics Civil Augmentation Program program due to the expiration of the contract.

Earnings before interest and taxes. Earnings before interest and taxes for the year ended April 2, 2004 were $26.2 million, an increase of $7.5 million, or 40.1%, from $18.7 million for the period from March 30, 2002 to March 7, 2003. Earnings before interest and taxes as a percentage of revenue for the year ended April 2, 2004 was 4.1% compared to 4.5% for the period from March 30, 2002 to March 7, 2003. This decrease was due to several lower performance-based payments, a non-recurring cost associated with our War Reserve Materials contract and certain start-up costs associated with other contracts.

Field Technical Services

Revenues. Revenues for the year ended April 2, 2004 were $582.5 million, an increase of $134.8 million, or 30.1%, from $447.7 million for the period from March 30, 2002 to March 7, 2003. The period from March 30, 2002 to March 7, 2003 had 28 fewer days than the fiscal year ended April 2, 2004. The average revenue per day for the Field Technical Services Segment during the period March 30, 2002 to March 7, 2003 was $1.3 million or $36.4 million for 28 days or 27.0% of the total revenue increase. The higher revenues were primarily due to increased revenues under our Contract Field Teams and Life Cycle Contractor Support programs. The increased revenue from our Contract Field Teams program was due to long-term trends of increased government outsourcing and increased equipment maintenance due to higher usage. The revenue increase in our Life Cycle Contractor Support program was due to higher deployment levels. These increases were partially offset by a reduction in revenue in our Army Pre-Positioned Stocks Afloat program due to a temporary drop related to increased equipment deployed to Iraq, therefore creating less maintenance work on equipment in depots.

Earnings before interest and taxes. Earnings before interest and taxes for the year ended April 2, 2004 were $25.1 million, an increase of $9.1 million, or 56.9%, from $16.0 million for the period from March 30, 2002 to March 7, 2003. Earnings before interest and taxes as a percentage of revenue for the year ended April 2, 2004 was 4.3% compared to 3.6% for the period from March 30, 2002 to March 7, 2003. This improvement was due to certain contracts that achieved higher volumes that contain contract volume pricing where at higher volumes the margins are positively impacted.

Liquidity and Capital Resources

The following table sets forth cash flow data for the periods indicated therein:

	Original Predecessor Period	Immediate Predecessor Period		Successor Period	Immediate Predecessor Period	Successor Period
	Period from March 30, 2002 to March 7, 2003	Fiscal Year Ended April 2, 2004	Period from April 3, 2004 to February 11, 2005	49 Days Ended April 1, 2005	Nine Months Ended December 31, 2004	Nine Months Ended December 30, 2005
	(dollars in thousands)
Net Cash (Used in) Provided by Operating Activities	$(10,331)	$(6,756)	$(2,092)	$(31,240)	$(13,147)	$54,162
Net Cash Used in Investing Activities	(920)	(2,292)	(10,707)	(869,394)	(8,401)	(3,538)
Net Cash Provided by (Used in) Financing Activities	13,191	11,017	14,325	906,072	32,884	(39,295)

Historically, we financed our capital and working capital requirements through a combination of cash flows from operating activities and transfers from the predecessor parent companies. We did not incur interest-bearing debt during the two years ended April 2, 2004, the nine months ended December 31, 2004, and the period from April 3, 2004 to February 11, 2005. In connection with the 2005 Acquisition, we entered into a $75.0 million revolving credit facility available to fund working capital and other cash requirements not funded from ongoing operations. Leading up to the 2005 Acquisition, Computer Sciences Corporation accelerated collection of receivables where possible and delayed payments to vendors and subcontractors. As a result, we had to draw $20.0 million on the revolving credit facility shortly after the closing of the 2005 Acquisition, and as of April 1, 2005 the outstanding balance was $35.0 million. We repaid our revolving credit facility during the nine months ended December 30, 2005.

Cash and cash equivalents as of December 30, 2005 were $24.8 million compared to $13.5 million as of April 1, 2005. Concurrently with, and as a condition to, the offering of our senior subordinated notes, we entered into a senior secured credit facility. Our senior secured credit facility provided us with a $345.0 million term loan, maturing in 2011, and up to $75.0 million in available revolving loan borrowings, maturing in 2010. As of December 30, 2005, our revolving credit facility was undrawn, and, on a pro forma basis after giving effect to the Offering Transactions, we would have had $633.6 million of indebtedness including the senior subordinated notes and excluding interest accrued thereon, of which $342.4 million was secured. On the same date, we had approximately $67.2 million available under our senior secured credit facility (which gives effect to $7.8 million of outstanding letters of credit). For more information regarding our senior secured credit facility, see “Description of Material Indebtedness.”

During the nine months ended December 30, 2005, $56.4 million of interest expense was incurred and included both the interest costs applicable to the nine months, as well as amortization of the deferred financing fees resulting from the 2005 Acquisition. This interest expense includes the interest on the senior secured credit facility, the revolving credit facility, the senior subordinated notes and the accrued and unpaid dividends for the preferred stock.

Upon consummation of the offering, we will use cash on hand to pay special cash bonuses of $3.125 million in the aggregate to our executive officers and certain other members of management. Of that amount, Messrs. Cannon, Gorman, Thorne and Rosenkranz will receive $1,000,000, $750,000, $500,000 and $100,000, respectively. Theses bonuses are intended to reward management for their efforts in connection with the successful consummation of this offering.

Cash Flows

Net cash provided by operating activities for the nine months ended December 30, 2005 was $54.2 million, while net cash required by operating activities for the nine months ended December 31, 2004 was $(13.1) million. Cash provided by operating activities for the nine months ended December 30, 2005, consisted of $96.1 million of operating income before considering depreciation and amortization, less $35.9 million of cash paid for interest and normal short-term payment timing of trade receivables and payables.

Net cash used in operating activities for the period February 12, 2005 through April 1, 2005 was $31.2 million. This cash requirement during the seven week period was primarily the result of a $58.3 million increase in accounts receivable, partially offset by increases in accounts payable and accruals of $12.0 million, and prepaid expenses and other current assets of $9.9 million. The primary driver behind the increase in accounts receivable was the timing of collections before and after the 2005 Acquisition. Net cash used in operating activities for the period April 3, 2004 to February 11, 2005 was $2.1 million, while net cash used in operating activities for the fiscal year ended April 2, 2004 was $6.8 million. This decrease in operating cash flows was due primarily to a significant increase in accounts receivable more than offset by an increase in net income and accounts payable and accruals also related to growth in our revenues. The increase in accounts receivable was related to overall growth in our revenue and an increase in unbilled receivables for revenue under our Civilian Police program, which we were not able to bill until we received contract modification.

Net cash used in operating activities for the year ended April 2, 2004 was $6.8 million, while net cash used in operating activities for the period from March 30, 2002 to March 7, 2003 was $10.3 million. The period from

March 30, 2002 to March 7, 2003 had 28 fewer days than the fiscal year ended April 2, 2004. This decrease in net cash used in operating activities was due primarily to increased net income due to a significant increase in revenue resulting from new contracts, an increase in accounts payables and accruals and an increase in depreciation and amortization expense, offset by an increase in accounts receivable.

Net cash used in investing activities was $3.5 million, $8.4 million, $10.7 million, $2.3 million, and $0.9 million for the nine months ended December 30, 2005, the nine months ended December 31, 2004, the period April 3, 2004 to February 11, 2005, the fiscal year ended April 2, 2004, and the period from March 30, 2002 to March 7, 2003, respectively. This use of cash is due primarily to the purchase of property and equipment.

Net cash (used in) provided by financing activities was $(39.3) million and $32.9 million for the nine months ended December 30, 2005 and December 31, 2004, respectively. The cash used in financing activities during the nine months ended December 30, 2005 is due to the repayment of borrowings under our revolving credit facility in the amount of $35.0 million, scheduled repayment of our bank note borrowings in the amount of $2.6 million, payment for offering expenses of $1.2 million and the purchase of an interest rate cap for $0.5 million, which limits our exposure to upward movements in variable rate debt. Net cash provided by financing activities was $14.3 million, $11.0 million, and $13.2 million for the period April 3, 2004 to February 11, 2005, the fiscal year ended April 2, 2004, and the period from March 30, 2002 to March 7, 2003, respectively. This cash flow is due to net transfers from our predecessor parents.

We expect that cash generated from operating activities and availability under our senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facility in an amount sufficient to enable us to repay our indebtedness, including the notes, or to fund our other liquidity needs. Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on the notes.

Debt and Other Obligations

Concurrently with the offering of our senior subordinated notes, we entered into a senior secured credit facility. Our senior secured credit facility provided us with a $345.0 million term loan, maturing in 2011, and up to $75.0 million in available revolving loan borrowings, maturing in 2010. As of December 30, 2005, our revolving credit facility was undrawn, and, on a pro forma basis after giving effect to the Offering Transactions, we would have had $633.6 million of indebtedness including the senior subordinated notes and excluding interest accrued thereon, of which $342.4 million was secured. On the same date, we had approximately $67.2 million available under our senior secured credit facility (which gives effect to $7.8 million of outstanding letters of credit which reduced our availability by that amount).

Our senior secured credit facility contains financial covenants, including a minimum interest coverage ratio and a maximum total debt to EBITDA ratio, and places certain restrictions on our ability to make capital expenditures. These financial ratios include a minimum interest coverage ratio and a leverage ratio. The interest coverage ratio is the ratio of EBITDA (as defined in our senior revolving credit facility) to cash interest expense for trailing quarters. The minimum interest coverage ratio increases from 2:1 to 3.2:1 during the term of the senior secured credit facility. The maximum leverage coverage ratio decreases from 6:1 to 3:1 during the term of the senior secured credit facility. The senior secured credit facility also restricts the maximum amount of our capital expenditures during each year of the senior credit facility. Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the “purchase of property and equipment.” Our senior secured credit facility is secured by substantially all of our assets and the assets of our domestic subsidiaries, and by a pledge of all of the capital stock of our domestic subsidiaries, and 65% of the capital stock of our first tier foreign subsidiaries. The initial borrowings thereunder are subject to customary closing conditions. For more information regarding our senior secured credit facility, see “Description of Material Indebtedness.”

On January 9, 2006, we entered into a first amendment and waiver of our senior secured credit facility. The first amendment and waiver increases the revolving commitment under our senior secured credit facility by $15.0 million to $90.0 million, which includes an increase in the sub-limit for letters of credit equal to the same amount. The first amendment and waiver also permits us to: (i) pay a transaction fee to Veritas Capital related to the initial public offering of up to $10.0 million; (ii) pay a distribution to the holders of our Class B common stock in an amount equal to the sum of (x) $100.0 million plus (y) the proceeds, if any, of the underwriters over-allotment option, net of discount and estimated offering expenses; (iii) redeem all of our currently outstanding preferred stock, of which approximately $212.8 million in stated amount including accrued and unpaid dividends thereon was outstanding as of December 30, 2005; and (iv) redeem up to $65.0 million of the $320.0 million aggregate principal amount of the senior subordinated notes. The first amendment and waiver waives the requirement in the senior secured credit facility that we use 50% of the net cash proceeds from the initial public offering to prepay loans under the senior secured credit facility and/or permanently reduce the revolving commitments. Although the first amendment and waiver of our senior secured credit facility permits us to pay a transaction fee to Veritas Capital of up to $10.0 million, as consideration for planning, structuring and related services with respect to the Offering Transactions, we will pay Veritas Capital a transaction fee of $5.0 million.

In February 2005, our operating company completed an offering of $320.0 million of its 9.50% senior subordinated notes due 2013. See “Description of Material Indebtedness—Senior Subordinated Notes” for additional information.

Our capital expenditures are primarily related to contractual requirements. We spent an aggregate of approximately $1.3 million and $8.7 million for capital expenditures primarily relating to the purchase of vehicles, equipment and for certain leasehold improvements in the nine months ended December 30, 2005, and in fiscal 2005, respectively. We customarily lease our vehicles and equipment, however, our former parent elected to purchase certain equipment in fiscal 2005. As a result, fiscal 2005 capital expenditures of $8.7 million were significantly higher than fiscal 2004 capital expenditures of $2.0 million due to this one time vehicle and equipment purchases for the Andrews contract, and leasehold improvements requested for the AH-1/UH-1 contract. We intend to continue our practice of leasing our vehicles and equipment in the future. Our senior secured credit facility limits our annual capital expenditures to $4.0 million. We do not expect this limitation to have a material effect on our business. In addition, the senior secured credit facility contains various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness and guarantee obligations; (iii) repay other indebtedness; (iv) pay certain restricted payments and dividends; (v) create or prohibit the creation of liens on assets; (vi) make investments, loans or advances; (vii) restrict distributions to our company from our subsidiaries; (viii) make certain acquisitions; (ix) engage in mergers or consolidations; (x) enter into sale and leaseback transactions; (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facility or with affiliates; or (xii) amend the terms of the notes and otherwise restrict corporate activities.

These covenants limit our ability to, among other things:

•	incur additional indebtedness or guarantee obligations;

•	repay indebtedness (including the senior subordinated notes) prior to stated maturities;

•	pay dividends or make certain other restricted payments;

•	make investments or acquisitions;

•	create liens or other encumbrances; and

•	transfer or sell certain assets or merge or consolidate with another entity.

Contractual Commitments

The following table represents our contractual commitments associated with our debt and other obligations as of December 30, 2005 (after giving effect to the Offering Transactions):

	Last three months of Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Thereafter	Total
	(dollars in millions)
Contractual Obligations:
Senior Secured Credit Facility
Term Loan	$—	$3.5	$3.5	$4.2	$3.4	$327.8	$342.4
Revolving Credit Facility(1)	—	—	—	—	—	—	—
Senior Subordinated Notes	—	—	—	—	—	259.3	259.3
Operating Leases(2)	3.1	4.0	3.6	2.0	1.8	11.9	26.4
Interest on Indebtedness(3)	13.9	52.8	52.6	52.3	52.1	93.9	317.6
Management Fee(4)	0.0	0.3	0.3	0.3	0.3	0.3	1.5

Total Contractual Obligations	$17.0	$60.6	$60.0	$58.8	$57.6	$693.2	$947.2

(1)	Assumes that our revolving credit facility will be undrawn. Also does not include outstanding letters of credit which, as of December 30, 2005, were approximately $7.8 million.
(2)	For additional information about our operating leases, see Note 10 to our condensed consolidated financial statements presented elsewhere in this prospectus.
(3)	Represents interest expense calculated using interest rates of: (i) 7.40% on our $345.0 million term loan; and (ii) 9.50% on the senior subordinated notes after giving effect to the Offering Transactions. Assumes no repayment on indebtedness except for giving effect to the Offering Transactions.
(4)	For additional information on the management fee, see “Certain Relationships and Related Transactions—Management Fee.”

Off Balance-Sheet Arrangements

As of December 30, 2005, other than the operating leases discussed above, we had no off-balance-sheet arrangements.

Qualitative and Quantitative Information about Market Risk

We have exposure to financial market risks, including changes in interest rates, foreign currency exchange rates and other relevant market prices.

Interest Rate Risk

We have interest rate risk relating to changes in interest rates on our variable rate debt. Our policy is to manage interest rate exposure through the use of a combination of fixed and floating rate debt instruments. Our senior secured credit facility is a variable rate arrangement. The interest rate is based on a floating eurodollar benchmark rate plus a fixed spread. As of December 30, 2005, on a pro forma basis we would have had $633.6 million of indebtedness including the senior subordinated notes and excluding interest thereon, of which $342.4 million was secured. On the same date, we had approximately $67.2 million available under our senior secured credit facility (which gives effect to $7.8 million of outstanding letters of credit). Each quarter point change in interest rates results in approximately $0.9 million change in annual interest expense on the term loan and, assuming the entire revolving loan were drawn, an approximately $0.2 million change in annual interest expense on the revolving loan. Subsequent to April 1, 2005, we entered into an interest rate cap agreement that caps the maximum interest rate for 50% of the term loan over the next three years.

The table below provides information about our fixed rate and variable rate long-term debt agreements as of December 30, 2005.

	Expected Maturity As of December 30, 2005 Fiscal Year							Average Interest Rate
	2006	2007	2008	2009	2010	Thereafter	Total
	(dollars in millions)
Fixed rate	$—	$—	$—	$—	$—	$320.0	$320.0	9.5%
Variable rate	—	3.5	3.5	4.2	3.4	327.8	342.4	7.4%

Total debt	$—	$3.5	$3.5	$4.2	$3.4	$647.8	$662.4

The carrying amount of our borrowings under the senior secured credit facility approximates fair value based on the variable interest rates of this debt. The carrying value of our other long-term debt approximates fair value based on its recent issuance. The above table does not give effect to $7.8 million of outstanding letters of credit as of December 30, 2005.

Foreign Currency Exchange Rate Risk

We are exposed to changes in foreign currency rates. At present, we do not utilize any derivative instruments to manage risk associated with currency exchange rate fluctuations. We have determined local currencies are the functional currencies of certain foreign operations. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as accumulated other comprehensive (loss) income, or OCI. As of March 28, 2003, April 2, 2004, April 1, 2005 and December 30, 2005, the balance of currency translation adjustment included in OCI was an unrealized gain of $9,000, $7,000, $22,000 and $(60,000), respectively. Currency exchange rate fluctuations may also affect our competitive position in international markets as a result of their impact on our profitability and the pricing offered to our non-US customers.

Effects of Inflation

We have generally been able to anticipate increases in costs when pricing our contracts. Bids for longer-term fixed-price and time-and-materials type contracts typically include sufficient labor and other cost escalations in amounts expected to cover cost increases over the period of performance. Consequently, because costs and revenues include an inflationary increase commensurate with the general economy where we operate in, net income as a percentage of revenues have not been significantly impacted by inflation.

Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) revised Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock Based Compensation.” The revised SFAS 123 (SFAS 123(R)), “Share-Based Payment,” supersedes Accounting Principles Board No. 25 (APB No. 25), “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The effective date of SFAS 123(R) for nonpublic entities is as of the beginning of the first annual reporting period that begins after December 15, 2005. The effective date for a nonpublic entity that becomes a public entity after June 15, 2005 and does not file as a small business issuer is the first annual reporting period beginning after the entity becomes a public entity. Effective October 1, 2005, the Company adopted SFAS 123(R) using the modified prospective application transition method. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and restricted stock grants related to the company’s incentive plans, to be based on fair values. SFAS 123(R) supersedes the

Company’s previous accounting for these plans under APB 25 for the periods beginning October 1, 2005. The adoption of SFAS 123(R) did not have a material impact on the Company’s consolidated financial statements. Financial statements for prior interim periods, fiscal years and predecessor periods do not reflect any restated amounts as a result of this adoption in accordance with the modified prospective application transition method under SFAS 123(R).

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47) “Accounting for Conditional Retirement Obligations,” which clarifies the term “conditional asset retirement obligations,” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event and if the liability’s fair value can be reasonably estimated. If the liability’s fair value cannot be reasonably estimated, then the entity must disclose a description of the obligation, the fact that a liability has not been recognized, and the reasons why the liability cannot be reasonably estimated. The requirements of FIN 47 are effective for fiscal periods ending after December 15, 2005. The Company is currently evaluating the impact of the adoption of FIN 47.

BUSINESS

We are a leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies as measured in terms of revenues generated by our direct competitors with respect to the outsourcing of technical services for the U.S. government’s fiscal year ended December 31, 2004. Our leading position is not based on our percentage of revenues compared to the overall defense budget. Our specific global expertise is in law enforcement training and support, security services, base operations, and aviation services and operations. We also provide logistics support for all of our services. Our predecessors have provided critical services to numerous U.S. government departments and agencies since 1951. We operated as a separate subsidiary of DynCorp from December 2000 to March 2003 and Computer Sciences Corporation from March 2003 until February 2005. Our current customers include the Department of State; the Army, Air Force, Navy and Marine Corps (collectively, the Department of Defense); the Department of Homeland Security and commercial customers and foreign governments. As of December 30, 2005, we had over 14,000 employees in 35 countries, 45 active contracts ranging in duration from three to ten years and over 100 task orders.

Our revenues, net income and earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal 2004 as compared with fiscal 2003, increased at an annual growth rate of 32.2%, 56.1% and 75.8%, respectively. In fiscal 2005, on a pro forma basis after giving effect to the Offering Transactions we generated revenues, EBITDA and net income of $1.9 billion, $115.4 million and $13.0 million, respectively, as compared with $1.2 billion, $60.1 million and $31.4 million, respectively, in fiscal 2004. Furthermore, our revenues and EBITDA for fiscal 2005 as compared with fiscal 2004 increased at an annual growth rate of 58.2% and 92.1%, respectively while our net income decreased 58.7% during the same time period. Our fiscal 2005 revenue and EBITDA growth was primarily driven by increasing demand for outsourced technical services and other non-combat-related functions, such as reconstruction, peace-keeping, logistics and other support activities. Our fiscal 2005 net income decline occurred primarily due to higher interest expense and intangible amortization related to the 2005 Acquisition. For the nine months ended December 30, 2005, on a pro forma basis after giving effect to the Offering Transactions, we generated revenues, EBITDA and net income of $1.4 billion, $99.8 million and $16.7 million, respectively, as compared with $1.4 billion, $91.0 million and $54.4 million, respectively, for the nine months ended December 31, 2004. Our revenue and EBITDA for the nine months ended December 30, 2005, when compared to the nine months ended December 31, 2004, increased 1.3% and 9.7%, respectively, while our net income decreased 69.4% during the same time period. The decline in our revenue and EBITDA growth rates for these periods was due to our decision to exit a series of contracts to provide security and logistic support to various U.S. government construction projects in the Middle East as a subcontractor, a decline in construction and equipment purchases and the discontinuation of two contracts providing other support activities. Our net income decline during the nine months ended December 30, 2005 occurred due to higher interest expense and intangible amortization related to the 2005 Acquisition.

As of December 30, 2005, we had a total backlog of approximately $2.7 billion and, historically, virtually our entire backlog has been converted into revenue at or above stated contract values. Backlog does not take into account any expenses associated with the contracts and converting backlog into revenue would not reflect income associated with contracts. In addition to our backlog as of December 30, 2005, we had $18.5 billion of currently available ceiling under our existing indefinite delivery, indefinite quantity contracts. From the beginning of fiscal 2003 through December 30, 2005, we have won a total of 83%, or $11.8 billion out of $14.1 billion, of the aggregate estimated value of new or renewed contracts on which we bid.

Business Strengths

We believe our core strengths include the following:

Leading Market Position. We are a leading provider of specialised mission-critical outsourced technical services to civilian and military government agencies as measured in terms of revenues generated by our direct competitors with respect to the outsourcing of technical services for the U.S. government’s fiscal year ended December 31, 2004. Our leading position is not based on our percentage of revenues compared to the overall defense budget. We are one of the few providers with the ability to perform large-scale, complex programs in our targeted service areas. Our global presence and highly specialized personnel enable us to meet our customers’ specifications anywhere in the world, with one of the fastest response times in the industry. As of December 30, 2005, we had over 14,000 employees in 35 countries. We also maintain a proprietary database of approximately 3,000 qualified civilian police personnel who can be mobilized for global deployment on an as-needed basis. We believe that our global presence and worldwide infrastructure across multiple service offerings distinguish us from most of our competitors and positions us to capture an increased share of the growing government outsourcing market. As a result, we have been chosen to participate in many high-priority U.S. government service programs. For example, our operating company’s predecessors were pioneers in the Contract Field Teams program and we believe that we are currently the largest provider of Contract Field Teams services to the Department of Defense. We also are the sole contractor under the International Narcotics and Law Enforcement Air-Wing program, and we believe we have performed in excess of 90% of the dollar value of awarded task orders for the Civilian Police program since its inception.

Attractive Industry Fundamentals. Consistent with the past 15 years, the U.S. government is expected to continue to downsize and replace government employees with more cost-effective commercial vendors. In addition, the global deployment of the U.S. military in support of the war on terror and overall military transformation are constraining existing government resources. As a result, outsourcing to private contractors has increased and is expected to continue to do so. The O&M portion of the Department of Defense budget, which includes the majority of the services we provide, is the largest and fastest growing segment of Department of Defense military spending. Similarly, there has been significant growth in the Department of State and Department of Homeland Security budgets. The U.S. government budget for international development and humanitarian and international security assistance coordinated by the Department of State has grown from approximately $15 billion in fiscal 2000 to an expected $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4% from fiscal 2005 to fiscal 2009). The Department of Homeland Security budget is estimated at $33 billion for fiscal 2006.

Long-Standing and Strong Customer Relationships. Strong customer relationships are critical to success in our industry. Our management has a long-standing record of providing services in support of a broad array of highly complex platforms and systems that are vital to our customers’ operations. For example, our operating company and its predecessors have been a participant in the Contract Field Teams program for 54 years, and have participated in a number of high-priority U.S. government programs for over a decade. Our key executives have developed long-standing and strong relationships with U.S. military and government officials, and we believe that the longevity and depth of our customer relationships has positioned us as a contractor of choice for our customers.

Global Business Development Capability. In addition to benefiting from the strong recent growth in the end markets we serve, we proactively pursue new business opportunities from governments and commercial enterprises worldwide. Our operating company and its predecessors have a long-standing presence in the Middle East. In addition, we have frontline sales and marketing personnel in the United States, Europe, Africa and Asia-Pacific. As of December 30, 2005, we had marketing offices in the following 8 countries: the United Kingdom, Germany, Australia, Afghanistan, Iraq, the United Arab Emirates, Kenya and Italy. We also market through relationships with military and government officials and at international trade shows.

Strong and Stable Platform for Growth. We have a growing revenue base derived from 45 active contracts and over 100 active task orders as of December 30, 2005, with different agencies of the U.S. government that are spread over a diverse mix of activities, services and platforms. The terms of our contracts generally range from three to ten years and, as of December 30, 2005, we had a total contracted backlog of approximately $2.7 billion. From March 30, 2002 through December 30, 2005, we won 99.6% of the aggregate dollar value of re-competes on which we bid, and currently we have bid on or are preparing bids on new and renewal contracts with an estimated value of approximately $10.6 billion. We expect to continue to see increases in government outsourcing, particularly in technical support services and other non-combat related functions such as reconstruction, peace-keeping and other support activities, as well as increased spending in our targeted end-markets. We believe that we are particularly well positioned to develop new business from this agency given our experience in providing outsourcing services to other government agencies.

Attractive Cash Flow Dynamics. Due to the nature of the services that we provide, we benefit from low capital expenditure requirements, which contributes to our ability to generate cash flow. We believe that our ability to generate cash flow provides us with a substantial degree of operating flexibility beyond servicing our debt, thereby allowing us to fund our growth initiatives. In addition, due to substantial tax-deductible intangibles and goodwill, we believe we will have favorable tax attributes for the next several years.

Experienced Management Team and Distinguished Board. Our operating company’s senior management team has extensive industry expertise and has been with our operating company and its predecessors for an average of 13 years, with an average of 27 years of experience working in our industry. Many members of our management and our board of directors have had military and government experience and have long-standing relationships with U.S. military and U.S. government officials.

Business Strategy

Our objective is to leverage our leading market position to further increase our revenues and earnings. We intend to achieve this objective through the following strategies:

Exploit Current Business Opportunities and Backlog. As of December 30, 2005, our contracted backlog was approximately $2.7 billion. In addition to servicing our contracted backlog, we intend to leverage our existing contract base to expand the scope of our activities as a result of contract renewals, favorable contract modifications and new task orders. For example, in February 2004, we were awarded a new Civilian Police contract by the Department of State, which expanded our existing program that had been in place since 1994. This contract has an estimated value of $1.75 billion over the five-year term of the program through February 2009. In addition, we plan to expand the scope of services we provide to our existing customers. We have a long-standing record of providing services in support of a broad array of highly complex platforms and systems that are vital to our customers’ operations and together with our operating company’s predecessors have provided support services to the U.S. government for 54 years. We believe that the longevity and depth of our customer relationships have positioned us as a contractor of choice for our customers, creating a unique advantage and opportunity to cross-sell our capabilities to capture additional contract opportunities.

Capitalize on Industry Trends. We intend to continue to capitalize on the U.S. government’s increasing reliance on outsourcing and increased spending in our targeted end-markets. The Commercial Activities Panel of the Government Accountability Office reported in fiscal 2002 that outsourcing to commercial providers of non-combat related functions has resulted in savings of 20% or more to the military. We believe that we are well positioned to benefit from these trends given our breadth of services and experience, global reach and strong operating performance. The U.S. government budget for international development and humanitarian and international security assistance coordinated by the Department of State has grown from approximately $15 billion in fiscal 2000 to an expected $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4% from fiscal 2005 to fiscal 2009). The Department of Defense budget for fiscal 2007, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $419 billion, representing a 42% increase over Fiscal 2001. Fiscal 2005 Department of Defense actual spending excluding supplemental funding relating to operations in Iraq and Afghanistan was $400.1 billion.

Pursue Commercial Business and Foreign Government Opportunities. While we have historically primarily served the U.S. government, we believe there is significant potential to increase the business we generate from commercial and foreign government customers. For example, we have recently been selected as preferred bidder on two programs (UK Defense Estates and Australia Defense Forces) and we were awarded two contracts to provide base and contingency support and program management of airport construction and entry/exit security control services support in Iraq and Afghanistan, respectively. We believe that commercial customers will increasingly seek out our services as a result of our efforts to bring proven systems, processes and capabilities from our government experts to commercial customers in need of similar services. We believe many foreign governments around the world are demonstrating the same outsourcing trends as the U.S. government. In particular, certain oil- and natural gas-rich nations have indicated a desire to increase spending for security, logistics and aviation services which are often unavailable domestically. We believe our international business acumen, cultural understanding and significant experience in the Middle East and other parts of the world will allow us to effectively compete for such contracts.

Expand Domestic Service Offerings. As a subsidiary of Computer Sciences Corporation, we primarily sought to provide our services internationally. We intend to compete for business opportunities domestically, including in the homeland security, domestic aviation, base operations and range services markets. We believe that our strengths in providing our services internationally will allow us to also compete effectively for additional domestic contracts.

Increase Profitability and Operating Efficiency. We believe that our profitability will continue to improve as our customers shift away from cost-reimbursement to time-and-materials contracts and fixed-price contracts. We base our belief on the fact that we are currently bidding on more fixed-price and time-and-material contracts. In addition, although the portion of our revenue comprised of fixed-price contracts decreased from 30% in fiscal 2003 to 24% in fiscal 2004, our recent revenue trends support the fact that fixed-price and time-and-material contracts comprise a greater portion of our revenues. For example, the increased percentage of fixed-price contracts in our business mix was 24% in fiscal 2004 and increased to 27% for the nine months ended December 30, 2005. In addition, time-and-materials contracts have increased from 31% of our revenues in fiscal 2003 to 38% for the nine months ended December 31, 2005. As a result of our extensive experience and understanding of the cost and pricing structure in fixed price and time and material contracts, we believe that such contracts have the potential to be more profitable for us than cost-reimbursement contracts. We believe that these recent trends have contributed to a growth in EBITDA margin from 4.9% in fiscal 2004 to 6.0% for fiscal 2005. Further, we will continue to focus on increasing cash flows and achieving operating efficiencies.

Selectively Pursue Acquisitions. Our industry remains highly fragmented and consists of a large number of relatively small, independent businesses servicing discrete markets. Some of these businesses may represent attractive acquisition candidates. We intend to evaluate and pursue acquisitions on a strategic basis, with a view to increasing our revenues, improving our profitability and strengthening our competitive position through adding complementary skills and customers.

Industry Trends

Outsourcing is the organizational practice of contracting for services from an external entity while retaining control over assets and oversight of the services being sourced. Consistent with the past 15 years of practice the U.S. government is expected to continue outsourcing technical services as it downsizes and replaces government employees with more cost-effective commercial vendors. According to the Office of Personnel Management, the non-postal federal civilian workforce (including the Department of State) has decreased from approximately 2.2 million in fiscal 1988 to 1.9 million in fiscal 2004. In addition, the Department of Defense estimates that over 40% of civilian personnel in military depots and industrial facilities will be eligible to retire by fiscal 2009. Due to this downsizing and expected retirement, some agencies may need to rely more heavily on outsourcing to provide skilled workers. According to the Secretary of Defense, Donald H. Rumsfeld, approximately 300,000 military personnel are performing work that can be outsourced to commercial contractors. The Commercial Activities Panel of the Government Accountability Office reported in fiscal 2002 that outsourcing to commercial providers of non-combat related functions has resulted in savings of 20% or more to the military.

In addition to the increase in government spending on outsourcing, particularly in our markets, our end-markets are also growing. The Department of Defense budget for fiscal 2007, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $439.3 billion, representing a 48% increase over Fiscal 2001. Fiscal 2005 Department of Defense actual spending excluding supplemental funding relating to operations in Iraq and Afghanistan was $400.1 billion. This growth is expected to continue, with the Department of Defense forecasting its budget to grow to over $499 billion (excluding supplemental funding) by fiscal 2011. The U.S. government budget for international development and humanitarian and international security assistance coordinated by the Department of State has grown from approximately $15 billion in fiscal 2000 to an expected $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4% from fiscal 2005 to fiscal 2009). These services include law enforcement training, eradication of international narcotics, certain contingency services and security services. Similarly, there has been significant growth in the Department of Homeland Security budget, estimated at $33 billion for fiscal 2006, which represents a 17% CAGR since fiscal 2000.

We believe the following industry trends will further increase demand for outsourced services in our target markets:

•	Transformation of military forces, leading to increases in outsourcing of non-combat functions. During the post-Cold War era, the military has transformed its focus to meet new and unanticipated threats. This transformation includes changing the method of force deployment, adjusting the structure of the military to facilitate a more flexible, adaptable force and extending the military’s presence worldwide. The emphasis on U.S. military personnel focusing on combat-related tasks rather than non-combat functions such as depot-level maintenance, facility security and logistics operations has led to a direct increase of outsourcing of non-combat functions. In addition, congressional limitations on the overall size of the military force have served as a further impetus for the U.S. government to outsource certain defense-related functions. Increasing military and related security personnel costs are also driving an increased demand for outsourced employees from more cost-effective commercial vendors. According to the Government Accountability Office, the total annual government spending on military pay, allowances and benefits increased 29%, or $35 billion, from fiscal 2000 to fiscal 2004.

•	Increased level and frequency of overseas deployment and peace-keeping operations. Between fiscal 1990 and fiscal 2003, the U.S. government engaged in approximately 140 military operations around the world, excluding purely humanitarian responses. The international security environment and the unpredictability of post-Cold War adversaries have resulted in an increase in U.S. government overseas military operations. Due to the decreased size of the U.S. military and current difficulty in meeting recruiting goals for military personnel, the Department of State and U.S. military are increasingly looking to outsourced vendors in an effort to provide services for peace-keeping and other military and security operations, especially after the departure of U.S. military personnel.

Specifically, the U.S. General Accounting Office estimates that establishing viable Afghan army and police forces could cost up to $7.2 billion and approximately $600 million annually to sustain.

•

Growth in U.S. military budget driven by operations and maintenance spending. Unlike historical increases in U.S. military spending, the current growth is driven by increases in the operations and maintenance, or O&M, portion of the budget, rather than weapons and other procurement or research and development. The O&M portion of the Department of Defense budget, which includes the majority of the services we provide to the U.S. military, such as logistics, support services, military facility operations, aviation services, aviation engineering and aviation ground equipment support is the largest and fastest growing segment of the Department of Defense military spending. For fiscal 2006, the Department of Defense has budgeted O&M spending to be $147 billion, which represents 35% of the total of the Department of Defense military budget, and is projected by the Department of Defense to increase 4% annually, on average, through fiscal 2009 to $165 billion. Furthermore, according to the Government Electronics & Information Technology Association, the outsourced O&M addressable market (excluding provision of fuel and other consumables) of the Department of Defense’s budget is estimated to account for $34 billion of the fiscal 2006 O&M budget, representing a 7% compound annual growth rate since fiscal 2000. Overall, Government Electronics & Information Technology Association estimates that the outsourced O&M addressable market will increase to $42 billion in fiscal 2009 and increase as a percentage of the total O&M budget from approximately 24% to 26% over the same period.

•	Increased maintenance, overhaul and upgrade needs to support aging military platforms. Budget restrictions over the past decade have limited the U.S. military’s ability to replace or augment substantial portions of its aircraft, vehicles and support equipment. The average age of many major platforms has steadily increased since fiscal 1990 and was generally between 6 and 17 years in fiscal 1990 as compared to between 14 and 25 years in fiscal 2004. As the military equipment ages, increased levels of repair, overhauls and upgrades are necessary. Moreover, heavy use of equipment in conflict areas such as Iraq, Afghanistan and the Balkans has greatly increased the equipment’s wear and tear.

Our Services

We provide government technical services and outsourced solutions to our customers. Our primary services are provided through our two core operating divisions, International Technical Services and Field Technical Services.

Our International Technical Services operating division offers the following services:

•	Law Enforcement Training. Our services in this area include international policing and police training, judicial support, immigration support and base operations.

•	International Narcotics Eradication. Drug eradication and interdiction, host nation pilot and crew training.

•	Contingency Services. We provide peace-keeping support, humanitarian relief, de-mining, worldwide contingency planning, warehousing and heavy equipment inspections. We have the ability to provide these services on a rapid response basis.

•	Logistics Support Services. We offer procurement, parts tracking, inventory and equipment maintenance, property control, data entry and mobile repair services. We are able to support the deployment of personnel and equipment on extremely short timelines of 30 days or less.

•	Security Services. Our services include security for diplomats, personal protection, security system design, installation and operations and cultural training. Using a database of approximately 3,000 qualified individuals, we have the ability to recruit and assemble large security contingents on short notice.

•	Military Facility Operations. Facility and equipment maintenance and control, civil, electrical, environmental and mechanical engineering, custodial and administrative services.

•	Infrastructure Development. Infrastructure engineering and construction management.

•	Marine Services. Ship logistics, range ship maintenance, communications services and oil spill response fleet operations. We provide these services for both government agencies and commercial customers.

•	Security Technology. Security technology services include installation, maintenance and upgrades of physical and software access control points and servers and development of security software, smart cards and biometrics for use by government agencies and commercial customers.

Our Field Technical Services operating division offers the following services:

•	Aviation Services and Operations. Our aviation services and operations include aircraft fleet maintenance, depot augmentation, aftermarket logistics support, aircrew services and training, ground equipment maintenance and modifications, quality control, Federal Aviation Administration certification, facilities and operations support, aircraft scheduling and flight planning and the provisioning of pilots, test pilots and flight crews. Services are provided from both main base locations and forward operating locations.

•	Aviation Engineering. Our technicians design, manufacture and install aircraft modification programs for a broad range of weapons systems and more than 70 engine types, updating entire fleets to mission-readiness status. We provide services such as engineering design, kit manufacturing and installation, field installations, configuration management, avionics upgrades, cockpit and fuselage redesign and technical data, drawings and manual revisions.

•	Aviation Ground Equipment Support. Our services in this area include ground equipment support, maintenance and overhaul, modifications and upgrades, corrosion control, engine rebuilding, hydraulic and load testing and service ability inspections. We provide these services in the United States and abroad and offer both short and long duration field teams. We employ over 850 mechanics, technicians and support personnel who perform depot level overhaul of ground support equipment for U.S. Navy and Coast Guard programs and provide depot level ground support equipment support at 20 worldwide locations.

•	Ground Vehicle Maintenance. Our ground vehicle maintenance services include vehicle maintenance, overhaul and corrosion control and scheduling and work flow management. We perform maintenance and overhaul on wheeled and tracked vehicles for the U.S. Army and U.S. Marine Corps, in support of their pre-positioning programs. We also provide overall program management, logistics support, tear down and inspection of equipment cycled off of prepositioned ships.

Contract Types

Our contracts typically have a term of three to ten years consisting of a base period of one year with multiple one-year options. Our contracts typically are awarded for an estimated dollar value based on the forecast of the work to be performed under the contract over its maximum life. In addition, we have historically received additional revenues through increases in program scope beyond that of the original contract. These contract modifications typically consist of “over and above” requests derived from changing customer requirements. The government is not obligated to exercise options under a contract after the base period. At the time of completion of the contract term of a government contract, the contract is recompeted to the extent that the service is still required. Since March 30, 2002 through December 30, 2005, we have won a total of 83%, or $11.8 billion out of $14.1 billion, of the aggregate estimated value of new or renewed contracts on which we bid.

Contracts between us and the U.S. government or the government’s prime contractor (to the extent that we are a subcontractor) generally contain standard provisions for termination at the convenience of the government or the prime contractor. Government contracts generally also contain provisions that allow the U.S. government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

Many government contracts are indefinite delivery, indefinite quantity contracts, which are often awarded to multiple contractors. An indefinite delivery, indefinite quantity contract does not represent a firm order for services. Our Civilian Police and Contract Field Teams programs are examples of indefinite delivery, indefinite quantity contracts. In fiscal 2005 and for the nine months ended December 30, 2005, 56.3% and 58.2% of our revenues were attributable to indefinite delivery, indefinite quantity contracts. When a customer wishes to order services under an indefinite delivery, indefinite quantity contract, it issues a task order. Requests for proposal are often submitted to all of the contract awardees and task orders are typically awarded under a best-value approach. Many indefinite delivery, indefinite quantity contracts also permit the customer to direct work to a particular contractor. Additionally, the contractor may identify specific projects and propose to perform the service for a customer covered by the indefinite delivery, indefinite quantity contract, although the customer is not obligated to order the services.

Our business generally is performed under cost-reimbursement, time-and-materials or fixed-price contracts. Each of these is described generally below:

•	Time-and-Materials Contracts. In a time-and-materials contract, we operate under fixed per-hour labor rates and receive reimbursement for allowable direct and indirect costs. Time-and-materials contracts generally have shorter billing and collection terms than other contract types.

•	Cost-Reimbursement Contracts. We are reimbursed for allowable incurred costs, plus a fixed fee. In addition, under some cost-reimbursement contracts, we may receive additional award fees or incentive fees based upon various objective and subjective criteria such as aircraft mission capability rates and meeting cost targets.

•	Fixed-Price Contracts. In a fixed-price contract, the price is not subject to adjustment based on costs incurred.

We believe that our profitability will continue to improve as we anticipate our customers to shift away from cost reimbursement to time-and-materials contracts and fixed-price contracts. We base our belief on recent trends in our revenues, the nature of the contracts that we are bidding on and the pricing structure in fixed-price and time-and-material contracts.

Our historical contract mix by type for the last three fiscal years and nine months ended December 30, 2005, as a percentage of revenue, is indicated in the table below:

	Fiscal Year			Nine Months Ended December 30, 2005
Contract Type	2003	2004	2005
Time-and-Materials	31%	32%	39%	38%
Cost-Reimbursement	39	44	34	35
Fixed-Price	30	24	27	27

	100%	100%	100%	100%

Many of our contracts involve subcontracts with other companies upon which we rely to perform all or a portion of the services we must provide to our customers. Often we enter into subcontract arrangements in order to meet government requirements to award certain categories of services to small businesses. We use subcontractors primarily for non-core functions such as construction and catering. For fiscal 2004 and 2005 and for the nine months ended December 30, 2005, we paid our subcontractors $95.4 million, $174.9 million and $180.1 million, respectively.

Principal Customers and Contracts

Our principal customers are U.S. government department agencies, including the Department of State and Department of Defense. Over the last decade, we have expanded our customer base to include foreign governments and commercial customers, such as EarthTech, Fluor, the Kuwaiti Air Force, Lucent, Parsons, the Royal Saudi Air Force and Washington Group International. For fiscal 2005, we derived 1.0% of our revenue from contracts directly with foreign governments or with commercial customers. During the nine months ended December 30, 2005, and during fiscal 2005 and 2004, we derived substantially all of our revenues from contracts and subcontracts with the U.S. government and its agencies, Department of Defense and Department of State and their respective agencies. Contracts with agencies of the Department of State represented approximately 51%, 49% and 29% of our revenues for the nine months ended December 30, 2005, and fiscal 2005 and 2004 and contracts with agencies of the Department of Defense represented approximately 45%, 49% and 63%, respectively, of our revenues over the same period respectively. For fiscal 2005 and for the nine months ended December 30, 2005, Civilian Police, Contract Field Teams and International Narcotics and Law Enforcement contracts accounted for 27.4%, 18.0% and 8.1%, and 29.5%, 17.6% and 11.7% of our revenues, respectively.

For fiscal 2005 and for the nine months ended December 30, 2005, approximately 5.9% and 2.4% of our revenues, respectively, were derived from services that we provided as a subcontractor.

Key International Technical Services Contracts

Civilian Police. The principal contract of our International Technical Services operating division is our Civilian Police contract. This contract, awarded to us by the Department of State in February 2004, which expanded upon our operating company and predecessors existing contracts that had been ongoing since 1994. Through the Civilian Police program, we have deployed civilian police officers from the United States to 12 countries to train and offer logistics support to the local police and assist them with infrastructure reconstruction. Our first significant deployment of civilian police personnel began in the Balkans in 1996, where our predecessors helped train local police and provided support during the height of the conflict. The Kosovo peace accord was signed in our fiscal 2000 and we remained in the region through our fiscal 2005 year, generating aggregate revenue in the country of Kosovo of approximately $91.7 million during our fiscal years 1999 through 2001 and revenue of approximately $56.5 million, $53.2 million, $47.2 million and $18.4 million for our fiscal years of 2002, 2003, 2004 and 2005, respectively. In addition, we have been awarded multiple task orders under the Civilian Police program, including assignments in Iraq, Afghanistan, and Haiti. The number of International Police Liaison Officers under the Civilian Police program has increased from approximately 35 to 565 and from approximately 15 to 260 for Iraq and Afghanistan, respectively, from January 2004 to April 2006. Our Civilian Police contract has an estimated value of $1.75 billion over the five-year term of this program, through February 2009.

International Narcotics Eradication and Law Enforcement. In November of 2005, the Department of State awarded us a new contract in support of the International Narcotics and Law Enforcement Air-Wing program to aid in the eradication of illegal drug operations. We are the sole awardee of this contract, which has an estimated value of $575 million for the first three years of this ten-year contract through May 2015. This program has been ongoing since 1991 in cooperation with multiple Latin American countries and we recently commenced a similar program in Afghanistan.

Worldwide Personal Protective Services. Through our Worldwide Personal Protective Services contract, we provide personal and physical security protection for diplomats, negotiators and foreign officials. Our predecessor entered into the initial contract in April 1998, and were awarded a new contract in June 2005.

The following table sets forth certain information for our principal International Technical Services contracts, including the respective estimated values of the current contracts as of December 30, 2005:

Contract	Principal Customer	Initial/Current Award Date	Recompete Date	Estimated Value
Civilian Police Program	Department of State	Feb. 1994/Feb. 2004	February 2009	$1.75 billion	(1)
International Narcotics and Law Enforcement	Department of State	Jan. 1991/May 2005	October 2015	$575 million	(2)
War Reserve Material	U.S. Air Force	May 2000	December 2006	$506 million
Forward Operating Locations	U.S. Air Force	March 2002	December 2006	$141 million
Qatar Security	U.S. Army	Aug. 1997/Feb. 2003	September 2007	$92 million
Sudan	Department of State	May 2001	Not Applicable	$27 million	(1)
Worldwide Personal Protective Services	Department of State	April 1998/June 2005	June 2010	$1 million	(3)

(1)	These contracts are indefinite delivery, indefinite quantity contracts. For more information about indefinite delivery, indefinite quantity contracts, see “—Contract Types.”
(2)	Estimated value for the first three years of this ten-year contract through May 2015.
(3)	Estimated value is for the priced, program management portion of the contract only. Potential task orders are not included in this estimated value. This contract has a ceiling of $500 million.

Key Field Technical Services Contracts

Contract Field Teams. Contract Field Teams is the most significant program in our Field Technical Services operating division and our operating company and its predecessors have provided this service for over 54 consecutive years. This program deploys highly mobile, quick-response field teams to customer locations to supplement a customer’s workforce. Services under a Contract Field Teams contract generally include providing mission support to aircraft and weapons systems in addition to depot-level repair. The principal customer for our Contract Field Teams program is the Department of Defense. Our Contract Field Teams contract is up for recompetition in September 2007. This contract has a $1.87 billion estimated value over a ten-year term through September 2007.

Life Cycle Contractor Support. This Field Technical Services program consists of contracts with both the U.S. Army and Navy. Under the Life Cycle Contractor Support-Army contracts, our operating company provides aircraft maintenance and logistics for 165 C-12/RC-12 and 27 UC-35 aircraft, as well as services for a major avionics suite upgrade of 39 aircraft for Global Air Traffic Management compliance. Under our Life Cycle Contractor Support-Navy contracts, our operating company and its predecessors provide aircraft maintenance and logistics for the U.S. Navy’s 6 UC-35 aircraft. We entered into the Life Cycle Contractor Support-Army and Life Cycle Contractor Support-Navy contracts in August 2000 and the Global Air Traffic Management portion of our Army contract in March 2003. The Life Cycle Contractor Support-Army and Life Cycle Contractor Support- Navy contracts are up for recompetition in January 2010. These contracts have estimated values of $911 million and $33 million, respectively, for Life Cycle Contractor Support-Army and Life Cycle Contractor Support-Navy.

Attack Helicopter-1/Utility Helicopter-1 (“AH-1/UH-1”). The AH-1/UH-1 program provides worldwide helicopter support to foreign governments that acquired AH-1 and UH-1 helicopters. Services include program management, sustaining engineering, training, maintenance and refurbishment, logistics and material management. The U.S. Army is our principal customer for this program. We entered into our AH-1/UH-1 contract in March 2004 and the contract is up for recompetition in March 2014. This contract has a $406 million estimated value.

Andrews Air Force Base. Under the Andrews Air Force Base contract, our operating company performs aircraft maintenance and base supply functions, including full backshop support, organizational level maintenance, fleet fuel services and supply, launch and recovery and FAA repair services. Our principal customer under this contract is the U.S. Air Force. We entered into this contract in January 2001 and it is up for recompetition in December 2011. This contract has a $324 million estimated value.

The following table sets forth certain information for our principal Field Technical Services contracts, including the respective estimated values of the current contracts as of December 30, 2005:

Contract	Principal Customer	Initial/Current Award Date	Recompete Date	Estimated Value
Contract Field Teams	Department of Defense	Oct. 1951/Oct. 1997	September 2007	$1.94 billion	(1)
Life Cycle Contractor Support	U.S. Army and U.S. Navy	August 2000	January 2010	$944 million
AH-1/UH-1	U.S. Army/FMS	March 2004	March 2014	$406 million	(1)
Andrews Air Force Base	U.S. Air Force	January 2001	December 2011	$324 million
Columbus Air Force Base	U.S. Air Force	Oct. 1998/July 2005	September 2012	$245 million
Army Prepositioned Stocks Afloat	U.S. Army	February 1999	February 2009	$214 million
Holloman Air Force Base	U.S. Air Force	September 1999	September 2006	$101 million
Eglin Air Force Base	U.S. Air Force	November 2002	November 2010	$77 million
F/A-18	Kuwaiti Air Force(2)	Sept. 1997/Dec. 2005	December 2010	$66 million
California Department of Forestry	State of California	January 2002	June 2007	$65 million
Ft. Hood Logistics	U.S. Army	July 1995/June 2005	June 2006	$23 million	(3)

(1)	These contracts are indefinite delivery, indefinite quantity contracts. For more information about indefinite delivery, indefinite quantity contracts, see “—Contract Types.”
(2)	Reflects end users under the contract rather than the contract party.
(3)	A new, separate twelve month contract was awarded for Ft. Hood to bridge the program until a formal re-competition can be conducted by the Army for the new contract, expected to have a duration of 5-7 years.

Backlog

Backlog consists of orders and options under our contracts. We define backlog as the estimated value of contract awards received from customers that have not been recognized as sales. Our backlog consists of funded and unfunded backlog. Funded backlog is based upon amounts actually appropriated by a customer for payment of goods and services less actual revenue recorded as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options. Anticipated revenues from indefinite delivery, indefinite quantity contracts are not included in unfunded backlog. Backlog is only a measure of funded contract values, and unfunded contract options, less any revenue recognized to that point. Backlog does not take into account any expenses associated with contractual performance and converting backlog into revenue would not reflect net income associated with the contracts. See “Risk Factors—Our U.S. government contracts may be terminated by the U.S. government at any time prior to their completion and contain other unfavorable provisions, which could lead to unexpected loss of revenues and reduction in backlog.”

Our backlog is spread over a diverse mix of activities, services and platforms. In addition, contracts and task orders awarded thereunder are with different agencies within the U.S. government.

The following table sets forth our contracted backlog as of the dates indicated:

	March 28, 2003	April 2, 2004	April 1, 2005	December 30, 2005
	(dollars in millions)
Funded Backlog	$467	$991	$1,140	$1,053
Unfunded Backlog	1,561	1,173	900	1,639

Total Backlog	$2,028	$2,164	$2,040	$2,692

Regulatory Matters

Contracts with the U.S. government are subject to certain regulatory requirements. Under U.S. government regulations, certain costs, including certain financing costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under cost-reimbursement contracts. The U.S. government also regulates the methods by which allowable costs may be allocated under U.S. government contracts.

Services under government contracts are subject to audits at various points in the contracting process. Pre-award audits are performed at the time a proposal is submitted to the U.S. government for cost-reimbursement contracts. The purpose of a pre-award audit is to determine the basis of the bid and provide the information required for the U.S. government to negotiate the contract effectively. In addition, the U.S. government may perform a pre-award audit to determine our capability to perform under a contract. During the performance of a contract, the U.S. government has the right to examine any labor charges, material purchases and overhead charges. Upon a contract’s completion, the U.S. government performs an incurred cost audit of all aspects of contract performance for cost-reimbursement contracts to ensure that we have performed the contract in a manner consistent with our proposal. The government also may perform a post-award audit for proposals that are subject to the Truth in Negotiations Act, which are proposals in excess of $550,000, to determine if the cost proposed and negotiated was accurate, current and complete as of the time of negotiations.

The Defense Contract Audit Agency performs these audits on behalf of the U.S. government. The Defense Contract Audit Agency also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. The Defense Contract Audit Agency has the right to perform audits on our incurred costs on all contracts on a yearly basis. We have Defense Contract Audit Agency auditors on site to monitor our billing and back office operations. An adverse finding under a Defense Contract Audit Agency audit could result in the disallowance of our costs under a U.S. government contract, termination of U.S. government contracts, forfeiture of profits, suspension of payments, fines and suspension and prohibition from doing business with the U.S. government. See “Risk Factors—A negative audit or other actions by the U.S. government could adversely affect our operating performance.” In the event that an audit by the Defense Contract Audit Agency results in disallowance of our costs under a contract, we have the right to appeal the findings of the audit under applicable dispute resolution provisions. Approval of submitted yearly contract incurred costs can take from one to three years from the date of submission of the contract costs. All of our contract incurred costs for U.S. government contracts completed through March 28, 2003 have been audited and approved by the Defense Contract Audit Agency, and audits are continuing on such costs for subsequent periods.

At any given time, many of our contracts are under review by the Defense Contract Audit Agency and other government agencies. We cannot predict the outcome of such ongoing audits and what, if any, impact such audits may have on our future operating performance. A recent audit report issued by the Defense Contract Audit Agency on our Air-Wing Contract to the Department of State in June 2005 that we received in August 2005 reached the conclusion that we had incorrectly included certain cost elements in base pay for purposes of calculating hazard and post-differential pay, resulting in overbilling of $1.8 million. To the extent this matter is decided against us, we will need to refund the disputed amount and our revenues will be adversely affected.

Sales and Marketing

As of December 30, 2005, we had marketing offices in the following 8 countries: the United Kingdom, Germany, Australia, Afghanistan, Iraq, the United Arab Emirates, Kenya, and Italy. We also market through relationships with military and government officials, joint ventures and international trade shows. Personnel profiles range from employees with marketing degrees to retired senior officers from the various U.S. and foreign military branches. Most senior personnel engaged in sales and marketing have long-term operations experience.

Our approach to growing and developing business is to establish marketing activities in the area or region of greatest opportunity. Currently, we have a significant organization in Dubai, UAE to pursue opportunities in the

Middle East. We also have an office in Canberra, Australia from which we pursue opportunities in Australia and the Asia Pacific region, and offices in both the United Kingdom and Germany to develop business with the UK Ministry of Defense, U.S., national and NATO military commands as well as to promote commercial business opportunities. Our operating company and its predecessors have a long-standing presence in the Middle East. In addition, we have frontline sales and marketing personnel in the United States, Europe-Africa and Asia-Pacific. In each office, we employ personnel fluent in both English and the local language, and who are familiar with local culture to assist us in the regions we serve. We also utilize focus groups to target our services to geographic markets and provide local training to our sales force. We also market through international trade shows and relationships with senior military and government officials.

Competition

We compete with various entities across geographic and business lines based on a number of factors, including services offered, experience, price, geographic reach and mobility. Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for certain contract opportunities. For example, original equipment manufacturers that also provide aftermarket support services have an advantage in obtaining service contracts for aircraft that they have manufactured, as they frequently have better access to replacement and service parts as well as an existing technical understanding of the platform they have manufactured. In addition, we are at a disadvantage when bidding for contracts put up for recompetition for which we are not the incumbent provider, because incumbent providers frequently are able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

Competitors of our International Technical Services operating division include solutions providers who typically compete in one of our International Technical Services business segments. Our three largest competitors for international law enforcement services are Civilian Police International, PAE Government Services, Inc. and Science Applications International Corporation. Our three largest competitors for international logistics and base operations services are Babcock International Group Plc, Halliburton and IAP Worldwide Services, Inc. Our three largest competitors in the personnel and physical security business are The Geo Group, Inc., ITT Industries and Kroll Inc.

Competitors of our Field Technical Services operating division typically are large defense services contractors, who offer services associated with maintenance, training and other activities. The three largest domestic competitors of Field Technical Services are Lockheed Martin Corporation, Sikorsky United Technologies and The Boeing Company. The three largest international competitors of Field Technical Services are Aerospace Industrial Development Corporation, Al Salam Aircraft Company Ltd. and Serco Group Plc.

Intellectual Property

We and our subsidiaries will hold an exclusive, perpetual, irrevocable, worldwide, royalty-free and fully paid up license to use the “Dyn International” and “DynCorp International” names in connection with aviation services, security services, technical services and marine services. We do not own any trademarks or patents and do not believe our business is dependent on trademarks or patents.

Employees

As of December 30, 2005, we had over 14,000 employees in 35 countries around the world, approximately 7,500 of which employees are located inside the United States. Of these employees, approximately 1,450 are represented by labor unions. As of December 30, 2005, we had approximately 62 collective bargaining agreements. These agreements expire between March 2006 and December 2008. We consider our employee relations to be satisfactory. We also maintain a proprietary database of approximately 3,000 qualified civilian police personnel who can be mobilized for global deployment on an as-needed basis.

Environmental Matters

Our operations include the use, generation and disposal of petroleum products and other hazardous materials. We are subject to various U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We believe that we have been and are in substantial compliance with environmental laws and regulations and that we have no liabilities under environmental requirements that would have a material adverse effect on our business, results of operations or financial condition. We have not incurred, nor do we expect to incur, material costs relating to environmental compliance.

Properties and Facilities

Our headquarters are located in Irving, Texas, where we lease approximately 52,500 square feet of space. In addition, we lease 197 commercial facilities in 18 countries used in connection with the various services rendered to our customers. Upon expiration of our leases, we do not anticipate any difficulty in obtaining renewals or alternative space. We do not own any real property.

We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear, and that our facilities have sufficient capacity to meet the current and projected needs of our business.

The following table lists our U.S. leased properties, including the inside square footage of those properties.

Size
City, State	(square feet)
Albany, Georgia	280,000
Fort Worth, Texas	119,001
Irving, Texas	52,421
Falls Church, Virginia	46,664
McClellan, California	18,837
Herndon, Virginia	10,063
Hampton, Virginia	3,437
Fredericksburg, Virginia	2,600
Huntsville, Alabama	1,200
Killeen, Texas	1,000

Legal Proceedings

On September 11, 2001, a class action lawsuit seeking $100 million on behalf of approximately 10,000 citizens of Ecuador was filed against us and several of our former affiliates in the U.S. District Court for the District of Columbia. The action alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic plant crops along the Colombian border adjacent to Ecuador. The spraying operations are conducted under our contract with the Department of State in cooperation with the Colombian government. No spraying operations are conducted in Ecuador, although the complaint alleges that sprayed material has drifted across the border into Ecuador. All of our operations in Colombia are conducted in accordance with specific instructions from the Department of State using equipment and spray material provided by the U.S. government. The State Department has publicly stated that the spray material has been demonstrated to be non- toxic to human beings. The terms of the Department of State contract provide that the Department of State will indemnify us against all obligations and liabilities arising out of the contract subject to available funding. We also are entitled to indemnification by Computer Sciences Corporation in connection with this lawsuit, subject to certain limitations. Additionally, any damage award would have to be apportioned between the other defendants and our operating company. See “Risk Factors—Proceedings against us in domestic and foreign courts could result in legal costs and adversely affect our reputation and ability to compete for business” and “The 2005 Acquisition—Purchase Agreement—Indemnification.”

In fiscal 2005, our operating company was sued in Iraq by Al-Katin, an Iraqi company, for approximately $50 million in rental fees and other payments allegedly owed by our operating company in connection with its lease of three hotels in Baghdad. We have been informed by our Iraqi counsel that the underlying dispute has been settled by the landlord of the properties to whom we were paying rent. At the request of the plaintiff, the Iraqi court dismissed the litigation on December 29, 2005, without any financial impact to the Company.

On May 29, 2003, Gloria Longest, a former accounting manager for the Company, filed suit against us under the False Claims Act and the Florida Whistleblower Statute, alleging that we submitted false claims to the government on our International Narcotics & Law Enforcement Affairs contract with the Department of State. The action, titled “U.S. ex rel Longest v. DynCorp and DynCorp International LLC” , was filed in the U.S. District Court for the Middle District of Florida under seal. The complaint does not demand any specific monetary damages. The case was unsealed in 2005, and we learned of the existence of the action on August 15, 2005 when we were served with the complaint. The U.S. government has not joined the action. In the event that a court decides against us in this lawsuit, it could have a material adverse effect on our operating performance.

We are involved in various other claims and lawsuits from time to time, including employment, breach of contract and third-party liability claims and litigation. We do not believe that the ultimate resolution of any of these other actions will have a material adverse effect on our consolidated financial position, results of operations, liquidity or capital resources. In addition, our contracts with the U.S. government are subject to various legal and regulatory requirements and, from time to time, agencies of the U.S. government may investigate the conduct of our operations in accordance with these requirements. U.S. government investigations of us, whether related to our U.S. government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. government contracting.

MANAGEMENT

The following table sets forth certain information regarding the members of our board of directors and executive officers, as of March 17, 2006. Each of the individuals has served as a member of our board of directors and as an officer, as the case may be, since the dates indicated below in their biographical data or under the heading “Board of Directors” immediately following the biographical data.

Name	Age	Position
Robert B. McKeon	51	Chairman of the board
Stephen J. Cannon	51	President, Chief Executive Officer and Director
Jay K. Gorman	48	Executive Vice President and Chief Operating Officer of our operating company
Michael J. Thorne	49	Senior Vice President and Chief Financial Officer and Treasurer
Robert B. Rosenkranz	66	President, International Technical Services of our operating company
Natale S. DiGesualdo	66	President, Field Technical Services of our operating company
Thomas J. Campbell	47	Director
Ambassador Marc Grossman	54	Director
General Richard E. Hawley (USAF Ret.)	64	Director
Herbert J. Lanese	60	Director
General Barry R. McCaffrey (USA Ret.)	63	Director
Ramzi M. Musallam	37	Assistant Secretary and Director
Admiral Joseph W. Prueher (USN Ret.)	63	Director
Charles S. Ream	62	Director
Admiral Leighton W. Smith, Jr. (USN. Ret.)	66	Director
William G. Tobin	68	Director
General Anthony C. Zinni (USMC Ret.)	62	Director

Robert B. McKeon is the Chairman of our board of directors. Mr. McKeon is a member of our compensation committee, corporate governance and nominating committee and executive committee. Mr. McKeon is the President of Veritas Capital, a New York-based private equity investment firm he founded in 1992. Mr. McKeon is on the Board of Trustees of Fordham University, a member of the Board of Fellows of Trinity College, a member of the Council on Foreign Relations and is a member of the boards of directors of several private companies. Mr. McKeon holds a Bachelor’s degree from Fordham University and a Master’s degree in business administration from Harvard Business School.

Stephen J. Cannon is our President, Chief Executive Officer, a member of our board of directors and a member of our corporate governance and nominating committee. Before assuming the role of President in 2001, Mr. Cannon served as Senior Vice President of DynCorp Technical Services. He was responsible for operational and financial management, business development and strategic planning. He has also held management positions for DynCorp’s Aerospace Operations Division, which subsequently became DynCorp Technical Services, Inc. Mr. Cannon is also on the board of directors and audit committee of Offshore Logistics, Inc. Mr. Cannon holds Bachelor’s and Master’s degrees from Virginia Polytechnic Institute and State University. As of December 30, 2005, Mr. Cannon has been employed by our operating company and its predecessors for 23 years commencing February 1982.

Jay K. Gorman is our Executive Vice President and Chief Operating Officer of our operating company. Before assuming his current position, Mr. Gorman served as Vice President of International Operations, and as Senior Vice President of DynCorp Technical Services and prior to that as Vice President of Middle East/Africa Operations within DynCorp Technical Services. He was responsible for operational and financial management, business development and strategic planning for operations in Saudi Arabia, Oman, Kuwait, Bahrain, Jordan and

the UAE. He has held management positions for our operating company’s Aerospace Operations Division, which subsequently became DynCorp Technical Services. As of December 30, 2005, Mr. Gorman has been employed by our operating company and its predecessors for 11 years commencing January 1994.

Ambassador Marc Grossman is a member of our board of directors and a member of our corporate governance and nominating committee. In 2005, Ambassador Grossman retired after he completed 29 years of public service with the State Department as the Under Secretary of State for Political Affairs. Ambassador Grossman was the Under Secretary of State for Political Affairs from 2001 to 2005 and the Director General of the Foreign Service and Director of Human Resources from 2000 to 2001. Ambassador Grossman previously served as the Assistant Secretary of State for European Affairs from 1997 to 2000 and U.S. Ambassador to Turkey from 1994 to 1997. Ambassador Grossman holds a Bachelor’s degree from the University of California, Santa Barbara and a MSc in International Relations from the London School of Economics and Political Science.

Michael J. Thorne is our Senior Vice President and Chief Financial Officer. Before assuming this position, he was vice president of contracts and a director for joint ventures in the UK (Dyn-Hibernia), Saudi Arabia (Dyn-Al Rushaid) and Puerto Rico (DynPuertoRico). Mr. Thorne’s other responsibilities have included financial forecasts, forward pricing rates, incurred cost submissions, disclosure statements, and program/contract pricing. He joined our operating company in 2001 after spending 22 years with Lockheed Martin in various key financial positions. His background includes roles at both the manufacturing and service divisions of Lockheed. In 1978, Mr. Thorne graduated from the University of Georgia with a BBA degree in Finance, and subsequently earned his MBA in Finance in 1979. As of December 30, 2005, Mr. Thorne has been employed by our operating company and its predecessors for four years commencing July 2001.

Robert B. Rosenkranz is our operating company’s President of International Technical Services. He is responsible for managing the International Technical Services Division, including law enforcement services, counter-narcotics support, contingency and logistic support services, facility operations, infrastructure development and security services. He graduated from the United States Military Academy, holds a Masters degree from the University of Pennsylvania and retired from the U.S. Army as a major general. He served as Senior Vice President for range and logistics services of operating company’s predecessor from 1995 to 2001; as Vice President and later General Manager of Beamhit from 2001 to 2004, and as a Vice President of business development for KEI Pearson, Inc. from January to August 2005. Mr. Rosenkranz joined our operating company in his current capacity on August 29, 2005.

Natale S. DiGesualdo is our operating company’s President of Field Technical Services. He is responsible for managing and directing the operations and financial management for more than 5,000 employees worldwide. Mr. DiGesualdo has more than 45 years of experience applicable to aviation maintenance and maintenance management, of which more than 40 are with our operating company’s Contract Field Teams operations. He has served in various positions, ranging from Avionics Technician to Supervisor, rising to his current position as President, Field Technical Services. Mr. DiGesualdo attended Wichita State University, under the continuing education program, toward a Bachelor’s degree in Business Administration. As of December 30, 2005, Natale DiGesualdo has been employed by our operating company and its predecessors for 43 years commencing September 1961.

Thomas J. Campbell is a member of our board of directors and a member of our executive committee. Mr. Campbell is a partner at Veritas Capital, which he has been associated with since 1992. He is also a member of the boards of directors of several private companies. Mr. Campbell holds a Bachelor’s degree in Accounting and Finance from Lehigh University.

General Richard E. Hawley (USAF Ret.) is a member of our board of directors. Since 1999, Gen. Hawley has been an independent consultant to the U.S. government and various aerospace companies. Gen. Hawley retired in July 1999 after a 35-year career in the U.S. Air Force where he served as Commander, Air Combat Command from 1996 to 1999 and as Commander, Allied Air Forces Central Europe and Commander, U.S. Air Forces Europe from 1995 to 1996. Gen. Hawley holds a Bachelor’s degree from the U.S. Air Force Academy and a Master’s degree in Economics from Georgetown University.

Herbert J. Lanese is a member of our board of directors, the Chairman of our compensation committee and a member of our audit committee. Mr. Lanese has been an independent businessman and private investor for the past five years. He is a former President of McDonnell Douglas Aircraft. Mr. Lanese also held positions of Executive Vice President and Chief Financial Officer (CFO) at McDonnell Douglas Corporation. Prior to joining McDonnell Douglas Corporation, he served as Corporate Vice President, of Tenneco, Inc., where he was responsible for strategic planning, capital structure, accounting and information systems. Earlier, he held positions as Vice President and CFO of Tenneco Inc.’s Newport News Shipbuilding business and Vice President of Finance of Tenneco Chemicals. He began his career in Engineering and Production Management at General Motors Corporation before becoming Director, U.S. Chemical Operations, at BF Goodrich Company. Mr. Lanese has been director of Atlas Air Worldwide Holdings, Inc. since 2004. Mr. Lanese holds a Bachelor’s and a Master’s degree in Business Administration from Bowling Green State University.

General Barry R. McCaffrey (USA Ret.) is a member of our board of directors. Gen. McCaffrey was Director, White House Office of National Drug Control Policy from February 1996 to January 2001, serving as a member of the President’s Cabinet and the National Security Council. During his service career, he served overseas for 13 years, including service as Commander-in-Chief, U.S. Southern Command from 1994 to 1996. Gen. McCaffrey holds a Bachelor’s degree in General Engineering from the U.S. Military Academy and holds a Master’s degree in Civil Government from American University. Gen. McCaffrey is the president of a private consulting firm. He is also a member of the boards of several private companies.

Ramzi M. Musallam is our assistant secretary, a member of our board of directors, a member of our compensation committee and a member of our executive committee. Mr. Musallam is a partner at Veritas Capital, which he has been associated with since 1997. He is also a member of the boards of directors of several private companies. Mr. Musallam holds a Bachelor’s degree from Colgate University with a double major in Economics and Mathematics and a Master’s degree in Business Administration from the University of Chicago Graduate School of Business.

Admiral Joseph W. Prueher (USN Ret.) is a member of our board of directors and the Chairman of our corporate governance and nominating committee. Admiral Prueher served as U.S. Ambassador to the People’s Republic of China from November 1999 to May 2001. His diplomatic post followed a 35-year career in the U.S. Navy, where he served as Commander-in-Chief, U.S. Pacific Command from January 1996 to February 1999. From 1989 through 1995, Admiral Prueher served as Commandant of Midshipmen at the U.S. Naval Academy at Annapolis, Commander of Carrier Battle Group ONE based in San Diego, Commander of the U.S. Mediterranean Sixth Fleet and of NATO Striking Forces and as Vice Chief of Naval Operations in the Pentagon. Admiral Prueher holds a Bachelor’s degree in Naval Science from the U.S. Naval Academy and a Master’s degree in International Relations from George Washington University. He is a member of the board of directors of Fluor Corporation, Merrill Lynch & Co, Inc., New York Life Insurance Company and Emerson Electric Co.

Charles Ream is a member of our board of directors, the Chairman of our audit committee and a member of our compensation committee. Mr. Ream has been the Executive Vice President and Chief Financial Officer of Anteon International Corporation since May 2003. Mr. Ream also served as Senior Vice President and Chief Financial Officer of Newport News Shipbuilding Inc. from October 2000 to 2001. From 2001 to 2003, Mr. Ream served on the boards of two companies. Prior to joining Newport News Shipbuilding Inc., he served as Senior Vice President, Finance of Raytheon Systems Company from 1998 to 2000. Earlier, he held a position as Chief Financial Officer at Hughes Aircraft Company. Mr. Ream holds a Master of Accountancy degree from the University of Arizona and is a Certified Public Accountant (CPA).

Admiral Leighton W. Smith, Jr. (USN. Ret.) is a member of our board of directors and a member of our audit committee. Admiral Smith was appointed to the four star rank in April 1994, became Commander-in-Chief, Allied Forces Southern Europe and concurrently assumed the command of the NATO-led Implementation Force in Bosnia in December 1995. Admiral Smith retired from the U.S. Navy after 34 years of service in October 1996. Admiral Smith serves as a Senior Fellow at the Center for Naval Analysis and is a member of the boards of directors of CAE USA Inc., and has been a member of the board of directors of Vanguard Airlines, Inc., an aviation company, since August 1998.

William G. Tobin is a member of our board of directors and a member of our compensation committee. Mr. Tobin has been a Managing Director and Chairman of the Defense & Aerospace practice of Korn/Ferry International since September 1986. From 1961 to 1981, Mr. Tobin was a professional military officer serving in a variety of command and staff positions worldwide. Mr. Tobin holds a Bachelor’s degree in Engineering from the U.S. Military Academy and advanced degrees from both George Washington University and Long Island University.

General Anthony C. Zinni (USMC Ret.) is a member of our board of directors. Gen. Zinni retired from the U.S. Marine Corps after 39 years of service in September 2000. During his military career, Gen. Zinni served as the Commanding General, the First Marine Expeditionary Force from 1994 to 1996, and as Commander-in-Chief, U.S. Central Command from 1997 to 2000. Gen. Zinni has participated in numerous humanitarian operations and presidential diplomatic missions. In November 2001, Gen. Zinni was appointed senior adviser and U.S. envoy to the Middle East by Secretary of State Colin Powell. Gen. Zinni holds a Bachelor’s degree in Economics from Villanova University and Master’s degrees in International Relations from Central Michigan University and in Management and Supervision from Salve Regina University.

Board of Directors

We have thirteen directors, including Mr. Lanese and Mr. Ream who qualify as financial experts under the rules and regulations of the SEC and New York Stock Exchange. We are a controlled company within the meaning of the New York Stock Exchange rules, and because of this we will be exempt from the New York Stock Exchange requirements that our board be composed of a majority of independent directors and that our compensation and corporate governance committees be composed entirely of independent directors. Any director may be removed from office by our stockholders. Veritas Capital is the beneficial owner of a majority of our common stock and will be able to unilaterally remove directors. Our executive officers serve at the discretion of our board of directors.

Each of our directors, other than Robert B. McKeon, Stephen J. Cannon, Thomas J. Campbell and Ramzi M. Musallam, are independent.

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. As of the date of this prospectus, the following individuals are directors and will serve for the terms indicated:

Class I Directors (term expiring in 2006)

Robert B. McKeon

General Barry R. McCaffrey

Admiral Joseph W. Prueher

Herbert J. Lanese

Admiral Leighton W. Smith, Jr.

Class II Directors (term expiring in 2007)

Stephen J. Cannon

Thomas J. Campbell

General Anthony C. Zinni

Charles S. Ream

Class III Directors (term expiring in 2008)

General Richard E. Hawley

Ramzi M. Musallam

William G. Tobin

Ambassador Marc Grossman

Generals Hawley, McCaffrey and Zinni, Admirals Prueher and Smith and Mr. Tobin are also members of the Defense & Aerospace Advisory Council of Veritas Capital.

Audit Committee. We have recently established an audit committee comprised of three directors who satisfy the independence standards promulgated under the requirements of the New York Stock Exchange and the SEC. The audit committee consists of Charles S. Ream as Chairman, Admiral Leighton W. Smith, Jr. and Herbert J. Lanese. Mr. Ream and Mr. Lanese are financial experts pursuant to the requirements of the New York Stock Exchange and the SEC. Our audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee. The compensation committee is primarily concerned with administering programs and policies regarding the compensation of executive officers and employee benefit plans. The committee is responsible for determining compensation of our executive officers and other employees and overseeing the administration of all employee benefit plans and programs. Our compensation committee is comprised of Messrs. McKeon, Musallam, Lanese (Chairman), Ream and Tobin.

Corporate Governance and Nominating Committee. The corporate governance and nominating committee is primarily concerned with identifying individuals qualified to become members of our parent’s board of directors, selecting the director nominees for the next annual meeting of the stockholders and review of our corporate governance policies. The committee is responsible for reviewing director compensation and benefits, overseeing the annual self-evaluations of our parent’s board of directors and making recommendations to the board concerning the structure and membership of the other board committees. Our corporate governance and nominating committee is comprised of Messrs. McKeon, Cannon, Prueher (Chairman) and Grossman.

Executive Committee. The executive committee is responsible for reviewing major operating, contractual and expenditure issues. Our executive committee is comprised of Messrs. McKeon, Campbell and Musallam.

Compensation of Directors

The nine outside directors, Generals Hawley, McCaffrey, and Zinni, Admirals Prueher and Smith, Mr. Grossman, Mr. Lanese, Mr. Ream and Mr. Tobin, are paid $35,000 annually, an additional fee of $2,000 for the attendance of each regular quarterly board meeting, and an additional fee of $6,250 for each meeting other than regular quarterly meetings. In addition our outside directors were granted Class B interests in DIV Holding LLC, See “—Management Incentives Plans.” We do not maintain a medical, dental, or retirement benefits plan for these directors. The remaining directors are employed either by us or by Veritas Capital and will not be separately compensated for their services as directors although they are reimbursed for expenses incurred in connection with attending board and committee meetings.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks (i.e., no executive officer serves as a member of the board or the compensation committee of another entity which has an executive officer serving on the board or on the compensation committee of such entity).

Summary Compensation Table

The following table summarizes compensation awarded or paid during 2005, 2004 and 2003 to our operating company’s President and Chief Executive Officer and our operating company’s four other most highly compensated executive officers. Compensation amounts reflect compensation paid while the individuals listed below were employed while our operating company was a subsidiary of Computer Sciences Corporation. The compensation amounts referred to below do not reflect participation in any Computer Sciences Corporation or DynCorp stock based incentive plan.

Annual Compensation
Name and Principal Position	Year(1)	Salary	Bonus	Other Annual Compensation(2)
Stephen J. Cannon President and Chief Executive Officer	2005 2004 2003	$505,286 361,072 335,906	$1,492,000 334,496 149,800	$12,185 420 10,924

Jay K. Gorman. Executive Vice President and Chief Operating Officer	2005 2004 2003	$331,219 237,900 203,766	$983,000 159,296 70,300	$5,191 397 10,319

Michael J. Thorne Senior Vice President and Chief Financial Officer	2005 2004 2003	$270,206 165,775 131,427	$640,000 75,600 46,200	$10,154 — —

Charles C. Cannon Senior Vice President, Special Programs	2005 2004 2003	$213,612 197,036 157,269	$186,450 102,981 55,800	$9,138 453 11,785

Natale S. DiGesualdo President, Field Technical Services	2005 2004 2003	$246,388 188,808 182,799	$603,400 100,807 57,000	$3,280 337 8,756

(1)	Consists of salary and bonus amount paid during the applicable calendar year period.
(2)	Includes payment of certain insurance premiums.

Employment Agreements

General

Our operating company has entered into employment agreements with each of Stephen J. Cannon, Jay K. Gorman, Michael J. Thorne and Natale S. DiGesualdo for an initial term of five years commencing on April 1, 2006 and ending at midnight on March 31, 2011. Following the initial term, each employment agreement will automatically renew for additional one-year periods each April 1, unless either our operating company or the executive delivers written notice of intent not to renew. Messrs. Cannon, Gorman, Thorne and DiGesualdo will be paid an annual base salary of $750,000, $475,000, $350,000 and $253,000, respectively. In addition, each of Messrs. Cannon, Gorman, Thorne and DiGesualdo will be eligible to receive an annual bonus of 100%, 75%, 60% and 50%, respectively, of his base salary subject to achieving performance targets.

Termination Provisions

If any of Messrs. Cannon, Gorman, Thorne or DiGesualdo is terminated without “cause” or terminates his employment for “good cause,” as those terms are defined in the applicable employment agreement, in addition to receiving accrued base salary and accrued and unused vacation earned through the date of termination and a pro rated portion of his annual bonus based on our operating company’s projected performance through the date of termination, after executing an irrevocable waiver and release of claims, he will be entitled to:

(1)

a payment equal to two times the sum of his base salary for the year of termination, payable in two equal lump sum payments, the first on the first payroll date that is six months following the date of termination and the second on the first payroll date that is twelve months following the date of termination;

(2)	exercise any vested stock options to purchase stock in our operating company or any equivalent or similar vested rights that appreciate or tend to appreciate as the value of our operating company’s common stock appreciates for a period of ninety days; and

(3)	reimbursement from our operating company for the same portion of his health insurance premium that our operating company paid during his employment until the earlier of (i) the last day that the executive is entitled to health care continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 and (ii) the date on which he becomes covered under any other group health plan (as an employee or otherwise).

If any of Messrs. Cannon, Gorman, Thorne or DiGesualdo is terminated for any other reason, other than retirement, death or disability, neither he nor his estate will be entitled to any severance payments other than accrued salary and accrued and unused vacation earned through the date of termination. If any of the executives retires, dies or becomes disabled, he or his estate, in addition to receiving accrued base salary and accrued and unused vacation earned through the date of termination, after executing an irrevocable waiver and release of claims, will be entitled to (i) receive a pro rata portion of the executive’s annual bonus based on our operating company’s projected performance through the date of termination and (ii) exercise any vested stock options to purchase stock in our operating company or any equivalent or similar vested rights that appreciate or tend to appreciate as the value of our operating company’s common stock appreciates for a period of ninety days.

Non-Solicitation Provision

Each of Messrs. Cannon, Gorman, Thorne and DiGesualdo agrees not to employ or solicit for employment any employee of our operating company during his employment and for a period of one year following his termination of employment for any reason.

Special Cash Bonus

Upon consummation of the offering, we will use cash on hand to pay special cash bonuses of $3.125 million in the aggregate to our executive officers and certain other members of management. Of that amount, Messrs. Cannon, Gorman, Thorne and Rosenkranz will receive $1,000,000, $750,000, $500,000 and $100,000, respectively. These bonuses are intended to reward management for their efforts in connection with the successful consummation of this offering.

Special Retention Plan

In connection with the 2005 Acquisition, our operating company adopted the DynCorp International LLC Special Retention Plan, under which fifteen key management employees became eligible to receive an incentive payment payable thirty days following the six-month anniversary of the consummation of the 2005 Acquisition transactions, provided they remained continuously employed by our operating company, any subsidiary, division or affiliated unit divested by DynCorp in the 2005 Acquisition transactions until six months following the closing of such transactions. Nine of the eligible employees received fixed payments aggregating $525,000. Amounts for the remaining six eligible employees were based on a percentage of the purchase price over $400 million. The total value of the payment to these six employees was $3.375 million. The retention payments paid to Stephen Cannon, Jay Gorman, James Wickham, George Fleischmann, Michael Thorne and Natale DiGesualdo on August 12, 2005 were determined based on a formula or the formula discussed above and were $900,000, $675,000, $450,000, $450,000, $450,000 and $450,000, respectively. Mr. Charles Cannon received $75,000.

Management Incentive Plans

DIV Holding LLC Class B Interests. Stephen J. Cannon, our chief executive officer, and certain other members of management, including Charles C. Cannon, Natale S. DiGesualdo, Jay K. Gorman and Michael J. Thorne, and all of our outside directors, which include Ambassador Marc Grossman, General Richard E. Hawley,

Herbert J. Lanese, General Barry R. McCaffrey, Admiral Joseph W. Prueher, Charles S. Ream, Admiral Leighton W. Smith Jr., William G. Tobin and General Anthony C. Zinni, participate in our profits through a plan that granted them Class B interests in DIV Holding LLC. We retained an independent third party to conduct a fair value analysis of the Class B interests granted to management and outside directors. Based on this analysis, the fair value of the Class B interests granted to certain management and outside directors was determined to be approximately $7.6 million of which approximately $0.2 million relates to Class B interest granted subsequent to December 30, 2005. Pursuant to the terms of the operating agreement governing DIV Holding LLC, the holders of Class B interests are entitled to receive up to 7.5% of all distributions made by DIV Holding LLC after the holders of the Class A interests in DIV Holding LLC have received a return of their invested capital (of which DIV Holding LLC has granted to date Class B interests representing the right to receive a total of 6.4% of its distributions once the holders of the Class A interests have achieved the Class A Return (as defined below), provided that the holders of the Class A interests have received an 8% per annum internal rate of return (compounded annually) on their invested capital. This return is referred to as the Class A Return. The Class B interests are subject to a five-year vesting schedule with any unvested interests reverting to the holders of Class A interests in the event they are forfeited or repurchased.

Incentive Compensation Plans. Our operating company has adopted an executive incentive plan, a management incentive plan and a key contributor plan in which certain officers and other key employees are selected to participate. The executive incentive plan and management incentive plan provide for cash awards to be paid from a budgeted bonus pool for each plan year based on the achievement of financial and non-financial objectives established at the beginning of the year. Award amounts are based on a percentage of base salary ranging from 20% to 100% under the executive incentive plan and from 10% to 40% under the management incentive plan. The key contributor plan is available to all salaried employees and cash awards ranging from $500 to $5,000 are made to employees who have been nominated by their managers and approved by their division presidents for extraordinary performance both with and in addition to their assigned responsibilities.

PRINCIPAL STOCKHOLDER

DIV Holding LLC currently owns all of our common stock. Computer Sciences Corporation and The Northwestern Mutual Life Insurance Company own our preferred stock. As of March 17, 2006, after giving effect to a net working capital adjustment in favor of Computer Sciences Corporation in connection with the 2005 Acquisition, Computer Sciences Corporation owned preferred stock having a stated value of $140.6 million, and The Northwestern Mutual Life Insurance Company owned preferred stock having a stated value of $50.0 million (in each case excluding accrued and unpaid dividends thereon through the date of redemption). As described under “Use of Proceeds,” all of our preferred stock will be redeemed in connection with this offering.

Upon the consummation of the Offering Transactions, and the conversion of our Class B common stock, our authorized capital stock will consist of 200.0 million shares of Class A common stock, par value $.01 per share, of which 57.0 million shares will be issued and outstanding (or, assuming the exercise in full of the underwriter’s option to purchase additional shares, 60.75 million shares will be issued and outstanding).

The following table sets forth information with respect to our beneficial ownership as of March 17, 2006 by:

•	each person who is known by us to beneficially own 5% or more of our outstanding equity;

•	each of our directors; and

•	each of the executive officers of our operating company named in the table under “Management—Summary Compensation Table.”

The information set forth with respect to shares beneficially owned after the offering assumes conversion of our Class B common stock into Class A common stock.

To our knowledge, each of the holders listed below has sole voting and investment power as to the membership interests owned unless otherwise noted.

	Shares Beneficially Owned Prior to the Offering (1)(2)				Shares Beneficially Owned After the Offering (1)(2)
Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent	Number of Shares of Preferred Stock	Percent	Number of Shares of Class A Common Stock	Percent
Veritas Capital Management II, L.L.C.	500,000	100%	—	—	32,000,000	56.14%
Robert B. McKeon(3)(4)	500,000	100%	—	—	32,000,000	56.14%
The Northwestern Mutual Life Insurance Company	—	—	50,000	100%	—	—
Computer Sciences Corporation	—	—	140,550	100%	—	—
Stephen J. Cannon(5)	—	—	—	—	—	—
Jay K. Gorman(5)	—	—	—	—	—	—
Michael J. Thorne(5)	—	—	—	—	—	—
Charles C. Cannon(5)	—	—	—	—	—	—
Natale S. DiGesualdo(5)	—	—	—	—	—	—
Thomas J. Campbell	—	—	—	—	—	—
Ambassador Marc Grossman	—	—	—	—	—	—
General Richard E. Hawley (USAF Ret.)(5)	—	—	—	—	—	—
Herbert J. Lanese	—	—	—	—	—	—
General Barry R. McCaffrey (USA Ret.)(5)	—	—	—	—	—	—
Ramzi M. Musallam	—	—	—	—	—	—
Admiral Joseph W. Prueher (USN Ret.)(5)	—	—	—	—	—	—
Charles S. Ream	—	—	—	—	—	—
Admiral Leighton W. Smith, Jr. (USN. Ret.)(5)	—	—	—	—	—	—
William G. Tobin(5)	—	—	—	—	—	—
General Anthony C. Zinni (USMC Ret.)(5)	—	—	—	—	—	—
All Named Executive Officers and Directors as a Group (14 Persons)(4)(5)	500,000	100%	—	100%	32,000,000	56.14%

(1)	Except as otherwise indicated, the address for each of the named security owners is 8445 Freeport Parkway, Suite 400, Irving, Texas, 75063. The address for Messrs. McKeon, Campbell and Musallam is c/o Veritas Capital, and the address for Veritas Capital is 590 Madison Avenue, New York, New York, 10022.
(2)	All of the issued and outstanding common stock is held by DIV Holding LLC, a Delaware limited liability company and an affiliate of Veritas Capital. Veritas Capital Management II, L.L.C.’s interest is held indirectly through DIV Holding LLC. The Veritas Capital Fund II, L.P., a Delaware limited partnership of which Veritas Capital Management II, L.L.C. is the general partner and the manager of DIV Holding LLC. Veritas Capital owns 86% of the Class A membership interest of DIV Holding LLC and Carlisle Ventures Inc., through VCDI Holding LLC owns 14% of the Class A membership interests. Accordingly, all shareholdings reflected in the table above reflect indirect beneficial ownership in DynCorp International held through membership interests in DIV Holding LLC. Since the ownership interests in DIV Holding, LLC are based, in part, upon distributions actually made to investors for the purposes of this table at an initial offering price of $15.00 per share and assuming that DIV Holding LLC would distribute that value as of the date of such determination. We are also assuming that the underwriters’ over-allotment option has not been exercised.
(3)	Robert B. McKeon, Chairman of our board of directors, is the managing member of Veritas Capital Management II, L.L.C., and as such may be deemed a beneficial owner of the membership interests owned by Veritas Capital Management II, L.L.C. or voted under the direction of Veritas Capital Management II, L.L.C. Mr. McKeon disclaims this beneficial ownership, except to the extent of his pecuniary interest in the Veritas Capital Fund II, L.P. and DIV Holding LLC.
(4)	Includes 100% of the Class A interests held by Veritas Capital and Carlisle Ventures, Inc. (an affiliate of The Northwestern Mutual Life Insurance Company), beneficial ownership of which may be deemed to be shared by Mr. McKeon, as the managing member of Veritas Capital Management II, L.L.C. See footnote 3 above. Mr. McKeon disclaims this beneficial ownership except to the extent of his pecuniary interest in The Veritas Capital Fund II, L.P. and DIV Holding LLC.
(5)	All of the interests in us owned by Messrs Cannon, Gorman, Thorne, Charles C. Cannon, DiGesualdo, Grossman, Hawley, Lanese, McCaffrey, Prueher, Ream, Smith Jr., Tobin and Zinni represent indirect interests in us held through Class B interests in DIV Holding LLC. Stephen J. Cannon, owns a 2.0% Class B interest in DIV Holding LLC and each of Messrs Gorman, Thorne, Charles C. Cannon, DiGesualdo, Grossman, Hawley, Lanese, McCaffrey, Prueher, Ream, Smith Jr., Tobin and Zinni own less than a 1% Class B interest in DIV Holding LLC. Pursuant to the terms of the operating agreement governing DIV Holding LLC, the holders of Class B interests are entitled to receive up to 7.5% of all distributions made by DIV Holding LLC after the holders of Class A interests in DIV Holding LLC have received a return of their invested capital, provided that the holders of Class A interests have received an 8% per annum internal rate of return (compounded annually) on their invested capital. The Class B interests are subject to a five year vesting schedule with any unvested interests reverting to the holders of Class A interests in the event they are forfeited or repurchased.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Fee

We pay Veritas Capital an annual management fee of $300,000 to provide us with general business management, financial, strategic and consulting services. The amount of the management fee is comparable to the fees we would have been charged by third parties performing similar services. We also paid to Veritas Capital a one-time transaction fee of $12.0 million at the closing of the 2005 Acquisition, as consideration for its assistance in connection with planning, structuring and consummating the 2005 Acquisition. In addition, as consideration for planning, structuring and related services with respect to the Offering Transactions, we will pay Veritas Capital $5.0 million.

DIV Holding LLC

Special Class B Distribution

Immediately prior to the consummation of this offering, we will declare an initial special Class B distribution of $100.0 million, payable upon the consummation of this offering, and an additional special Class B distribution payable on or before June 15, 2006, representing 50% of the aggregate net proceeds that we would receive from the sale of up to 3,750,000 additional shares of our Class A common stock, to the extent that the underwriters exercise their over-allotment option. We will use a portion of the net proceeds from this offering together with cash on hand to pay the special Class B distribution. The amount of the distribution to the holders of our Class B common stock which represents a portion of our profit depends on the distribution date. Based on our accumulated net profits since inception through December 30, 2005, the entire distribution to the holders of our Class B common stock would be a return of capital.

Currently, DIV Holdings LLC is the holder of our common stock and will be the only holder of our Class B common stock. Therefore, DIV Holdings LLC will be the only stockholder entitled to receive the payment of the special Class B distribution on such date. DIV Holdings LLC has Class A and Class B interests. 100% of the Class A interests are held by Veritas Capital and Carlisle Ventures, Inc. (an affiliate of The Northwestern Mutual Life Insurance Company). The Class B interests of DIV Holdings are held by Messrs. Stephen J. Cannon, Gorman, Thorne, Charles C. Cannon, DiGesualdo and other employees and outside directors. For additional information see “Principal Stockholders.” If DIV Holding LLC distributes the special Class B distribution proceeds, Veritas Capital will receive $86.0 million of the $100.0 million special Class B distribution and Carlisle Ventures, Inc. will receive the balance of $14.0 million. See “Use of Proceeds.”

Pursuant to the terms of the operating agreement governing DIV Holding LLC, the holders of Class B interests are entitled to receive up to 7.5% of all distributions made by DIV Holding LLC after the holders of the Class A interests in DIV Holding LLC have received a return of their invested capital (of which DIV Holding LLC has granted to date Class B interests representing the right to receive a total of 6.4% of its distributions once the holders of Class A interests have achieved the Class A Return), provided that the holders of the Class A interests have received an 8% per annum internal rate of return (compounded annually) on their invested capital. The Class B interests are subject to a five-year vesting schedule with any unvested interests reverting to the holders of Class A interests in the event they are forfeited or repurchased. Our named executive officers and other employees will not receive any amount of the special Class B distribution unless the underwriters exercise their over-allotment option. Assuming that 3,750,000 additional shares of our Class A common stock are sold at $15.00 per share, the initial public offering price, the members of our management as a group will receive $1,606,951 in the aggregate of the additional special Class B distribution (of which Messrs. Stephen J. Cannon, DiGesualdo, Gorman, Charles C. Cannon and Thorne will receive $528,750, $56,180, $224,719, $22,472 and $168,539, respectively).

Registration Rights Agreement

Prior to the consummation of the offering, we will enter into a registration rights agreement with DIV Holding LLC, our principal stockholder. Pursuant to that agreement, DIV Holding LLC will be entitled to registration rights and it may require us to effect the registration of any shares of our Class A common stock held by DIV Holding LLC on not more than five occasions upon demand. Under the terms of this agreement, we will be required to pay all registration expenses in connection with any demand registration. In addition, if we propose to register additional shares of Class A common stock DIV Holding LLC will be entitled to notice of the registration and is entitled to include its shares of common stock in that registration with all registration expenses paid by us.

Notwithstanding the foregoing, DIV Holding LLC has agreed that it will not exercise its registration rights until 180 days following the date of this prospectus without the prior consent of Credit Suisse Securities (USA) LLC.

Transition Services Agreement

Following the 2003 Acquisition, support for the business applications and communications technology of our operating company’s business was provided by a combination of DynCorp and our operating company’s dedicated resources and centralized Computer Sciences Corporation administrative and information technology resources. Our operating company entered into a transition services agreement with Computer Sciences Corporation upon the closing of the 2005 Acquisition, which covered support services for certain operating areas, including information technology, business systems, financial operations, payroll/HR and employee benefits. Pursuant to the agreement, Computer Sciences Corporation continues to perform personnel accounting and communication services. We provide all other services not extended under this agreement without any support from Computer Sciences Corporation. The total cost of transition services during fiscal 2005 and the nine months ended December 30, 2005, were $355,000 and $1,457,000, respectively.

Purchase Agreement

For a discussion regarding the terms of the purchase agreement between us and Computer Sciences Corporation (including ongoing indemnification obligations), see “The 2005 Acquisition.”

Special Retention Plan

Our operating company adopted a special retention plan that applies to certain members of our senior management that entitles them to receive an incentive payment payable within thirty days after the six-month anniversary of the consummation of the 2005 Acquisition, provided they remain continuously employed by us, any subsidiary, division or affiliated unit divested by DynCorp in the 2005 Acquisition transactions until six months following the closing of such transaction. Nine of the eligible employees received aggregate payments equal to $525,000. Amounts for the remaining six eligible employees were based on a percentage of the purchase price over $400 million. The total value of these six employees was $3.375 million. The retention payments paid to Stephen Cannon, Jay Gorman, James Wickham, George Fleischmann, Michael Thorne and Natale DiGesualdo on August 12, 2005 were determined based on a formula discussed above and the payments were $900,000, $675,000, $450,000, $450,000, $450,000 and $450,000 respectively. Mr. Charles Cannon received $75,000.

Preferred Stock

See “Description of Capital Stock—Preferred Stock.”

Other Relationships

Mr. Jay K. Gorman’s brother, Rock Gorman, is employed by our operating company. In 2005, Rock Gorman received compensation of $120,405.

Mr. Natale DiGesualdo’s son, Steve DiGesualdo, is employed by our operating company. In 2005, Steve DiGesualdo received compensation of $95,630.

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our operating company’s material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been filed as exhibits to our registration statement filed in connection with this offering. The following is a summary of the material terms contained in the senior secured credit facility. It does not include all of the provisions of our senior secured credit facility, copies of which have been filed as exhibits to our registration statement.

Senior Secured Credit Facility

On February 11, 2005, we entered into a $420.0 million senior secured credit facility with various lenders, including Goldman Sachs Credit Partners L.P., Bear Stearns Corporate Lending Inc. and affiliates of Credit Suisse Securities (USA) LLC and UBS Securities LLC. We are a guarantor of this facility. Affiliates of the underwriters, Goldman Sachs Credit Partners L.P. and Bear Stearns Corporate Lending Inc. are lenders under our senior secured credit facility and received customary fees upon our entering into the senior secured credit facility in February 2005. In addition, affiliates of Credit Suisse Securities (USA) LLC and UBS Securities LLC have outstanding senior secured credit facility commitments. The following is a summary of the material terms contained in the senior secured credit facility. It does not include all of the provisions of our senior secured credit facility, copies of which have been filed as exhibits to our registration statement.

Structure. The senior secured credit facility consists of:

•	a senior secured term loan, or Term Facility, of up to $345.0 million, and

•	a senior secured revolving credit facility, or Revolving Facility, of up to $90.0 million.

The full amount of the Term Facility was drawn in a single drawing at the closing to fund the 2005 Acquisition and pay related fees and expenses. See “The 2005 Acquisition.” Subject to customary conditions, including the absence of defaults under the senior secured credit facility, amounts available under the Revolving Facility may be borrowed, repaid and reborrowed after the closing, as applicable, including in the form of letters of credit and swing line loans, until the maturity date thereof. The Revolving Facility may be utilized to fund our working capital and for other general corporate purposes. The availability under our revolving credit facility is reduced by our outstanding letters of credit, which, as of December 30, 2005, were $7.8 million.

Maturity, Amortization and Prepayment. The Term Facility has a maturity of six years and amortizes in 20 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Facility during the first five years thereof, with the balance payable in four equal quarterly installments in year six. Unless terminated earlier, the Revolving Facility has a maturity of five years.

The senior secured credit facility is subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings (declining to 25%, if a leverage ratio is met); (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the senior secured credit facility); and (v) 75% of our excess cash flow, as defined in the senior secured credit facility (declining to 50%, if a leverage ratio is met). Any such prepayment is applied first to the Term Facility and thereafter to the Revolving Facility. On January 9, 2006, we obtained a waiver from our lenders with respect to the mandatory prepayment requirement referred to in clause (iii) above.

Interest and Fees. The loans under the Term Facility bear interest, at our option, at a rate per annum equal to either: (1) the base rate plus an applicable margin, or (2) the Eurodollar rate plus an applicable margin. The applicable margin is initially 1.75% for base rate term loans and 2.75% for Eurodollar rate term loans. If the senior secured credit facility receives a rating of B1 or better from Moody’s Investors Service, Inc., we are entitled to a reduction of 0.25% in the interest rate on the term loan beginning in the second year of the senior secured credit facility. As of October 26, 2005, Moody’s Investors Services Inc. had not assigned such a rating.

The base rate is a rate per annum equal to the greater of (i) the rate quoted as the “prime rate” in The Wall Street Journal (which is currently defined as the base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks) and (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published by the Federal Reserve Bank of New York plus 1/2 of 1%. The Eurodollar rate is the rate per annum equal to the average British Bankers Association Interest Settlement Rate for deposits, for the relevant interest period, adjusted for regulatory reserves.

Amounts outstanding under our Revolving Facility initially bear interest, at our option, at a rate per annum equal to either: (1) the base rate plus an applicable margin, or (2) the Eurodollar rate plus an applicable margin. Until the date on which we deliver financial statements for the first full fiscal quarter following the closing date of the senior secured credit facility, the applicable margin is 2.50% for revolving Eurodollar loans and 1.50% for revolving base rate loans.

Beginning on the date on which we deliver financial statements for the first full fiscal quarter following the closing date of the senior secured credit facility, the applicable margin for Revolving Facility is based on our leverage ratio as set forth in the following table:

Leverage Ratio	Applicable Margin For Base Rate Revolving Loans	Applicable Margin For Eurodollar Revolving Loans
>5.00:1.00	1.50%	2.50%
≤5.00:1.00	1.25%	2.25%
>4.00:1.00
≤4.00:1.00	1.00%	2.00%

The interest rates under the senior secured credit facilities bear interest at the rate determined by reference to the base rate (including the applicable margin) plus an additional 2% per annum during the continuance of an event of default.

Guarantees and Security. The senior secured credit facility is guaranteed by our parent and each of our existing and future direct and indirect subsidiaries, other than any foreign subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the senior lenders a first priority security interest in and lien on substantially all of our respective present and future property and assets to secure all of the obligations under the senior secured credit facility and any interest rate swap or similar agreements with a lender (or an affiliate of a lender) under the senior secured credit facility.

Fees. Certain customary fees are payable to the lenders and the agents under the senior secured credit facility, including, without limitation, letter of credit fees and issuer fronting fees. In addition, a commitment fee equal to 0.5% per annum times the daily average undrawn portion of the Revolving Facility shall accrue and is payable quarterly in arrears.

Covenants. The senior secured credit facility contains various covenants, customary for similar credit facilities, that limit our ability and that of our parent and their respective subsidiaries, which we refer to as the “credit parties,” and individually as a “credit party.” These covenants include but are not limited to covenants pertaining to the following:

Limitation on Incurrence of Indebtedness. The senior secured credit facility prohibits the credit parties and their subsidiaries from incurring additional indebtedness and from guaranteeing obligations other than certain indebtedness and guarantees customary for similar credit facilities which include the following:

(a) indebtedness of our subsidiaries that are guarantors of the senior secured credit facility to us or to another subsidiary that is a guarantor of the senior secured credit facility or of us to a subsidiary that is a guarantor of the senior secured credit facility;

(b) indebtedness of any subsidiary that is not a guarantor of the senior secured credit facility to us or any of our subsidiaries in an aggregate principal amount that, together with the guarantees described in clause (e) below, does not exceed $7.5 million at any time;

(c) our indebtedness and indebtedness incurred by our subsidiaries that are guarantors of the senior secured credit facility to any of our subsidiaries that are not guarantors of the senior secured credit facility;

(d) the New Notes;

(e) guaranties by us of indebtedness of our subsidiaries and guaranties by our subsidiaries of our indebtedness and indebtedness of our subsidiaries with respect to, in each case, indebtedness otherwise permitted by the senior secured credit facility provided, that the aggregate amount of indebtedness of our subsidiaries that are not guarantors of the senior secured credit facility which may be guaranteed by us and by our subsidiaries that are guarantors of the senior secured credit facility, together with indebtedness under clause (b) above, may not exceed $7.5 million at any time;

(f) indebtedness existing on the closing date of the senior secured credit facility which was not refinanced on the closing date;

(g) indebtedness with respect to capital leases and purchase money indebtedness in an aggregate amount not to exceed at any time $10.0 million; provided, any such indebtedness (i) may be secured only by the asset acquired in connection with the incurrence of such indebtedness, and (ii) must constitute not less than 95% of the aggregate consideration paid with respect to such asset;

(h) indebtedness in an amount not to exceed $10.0 million in the aggregate at any time outstanding (i) consisting of subordinated indebtedness issued to a seller in connection with an acquisition permitted under the senior secured credit facility or (ii) incurred or assumed by us and our Subsidiaries as a result of an acquisition permitted under the senior secured credit facility (A) that is unsecured or secured only by collateral consisting of property, plant and equipment of the acquired business or entity that was provided by such business or entity prior to the consummation of any such acquisition and (B) that was not incurred in anticipation of any such acquisition;

(i) other unsecured indebtedness of our parents and its Subsidiaries, which is subordinated to the obligations under the senior secured credit facility in an aggregate amount not to exceed at any time $15.0 million; and

(j) indebtedness incurred by our foreign subsidiaries in an aggregate principal amount not exceeding $5.0 million at any time.

Liens and Related Matters. The senior secured credit facility prohibits us and our subsidiaries from directly or indirectly, creating, incurring, assuming or permitting to exist any lien on or with respect to any property or asset of any kind of our parent and its subsidiaries, or any income or profits therefrom, except for certain liens that are customary for similar credit facilities which include the following:

(a) liens in favor of the collateral agent under the senior secured credit facility for the benefit of the secured parties which were granted pursuant to the senior secured credit facility;

(b) liens for taxes that are not yet required to be paid pursuant to the senior secured credit facility;

(c) liens solely on any cash earnest money deposits made by our parent or any of its subsidiaries in connection with any letter of intent or purchase agreement for a permitted acquisition;

(d) liens securing indebtedness in respect of capital leases permitted by the senior secured credit facility; provided, any such lien shall encumber only the asset acquired, constructed or improved with the proceeds of such indebtedness and substitutions and replacements thereof and accessions and attachments thereto, and extensions, renewals and replacements of such liens; provided, that any extension, renewal or replacement may be no more restrictive in any material respect than the liens so extended, renewed or replaced and does not extend to any additional property or assets;

(e) liens in favor of a credit party;

(f) liens on property, plant and equipment of an entity existing at the time such entity is merged with or into or consolidated with our parent or its subsidiaries; provided, that such liens were in existence prior to and were not incurred in connection with or in contemplation of such merger or consolidation and do not extend to any assets other than those of the entity merged into or consolidated with our parent or our subsidiaries and (ii) extensions, renewals and replacements of any liens set forth in clause (i) of this subsection (f); provided, that any such extension, renewal or replacement is no more restrictive in any material respect than the lien so extended, renewed or replaced and does not extend to any additional property or assets; and

(g) (i) liens on property, plant and equipment existing at the time they were acquired by our parent or any subsidiary of our parent, provided, that the liens were in existence prior to the acquisition and were not incurred in contemplation of the acquisition and (ii) extensions, renewals and replacements of any liens set forth in clause (i) of this subsection (g); provided, that any the extension, renewal or replacement is no more restrictive in any material respect than the lien so extended, renewed or replaced and does not extend to any additional property or assets.

Equitable Lien. If our parent or any of its subsidiaries creates or assumes any lien upon any of its properties or assets, other than the permitted liens described above, it must make or cause to be made effective provisions whereby the obligations under the senior secured credit facilities will be secured by such lien equally and ratably with any and all other indebtedness secured thereby as long as any such indebtedness shall be so secured.

No Further Negative Pledges. Except with respect to (a) specific property encumbered to secure payment of particular indebtedness or to be sold pursuant to an executed agreement with respect to a permitted sale or other disposition of assets or property, (b) the documents related to the New Notes, and (c) restrictions by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business, the credit parties and their subsidiaries may not enter into any agreement prohibiting the creation or assumption of any lien upon any of their properties or assets.

Restricted Junior Payments. Our parent and its subsidiaries and affiliates may not directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of us or our parent, except dividends payable solely in shares of that class of stock to the holders of that class of stock; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of stock of us or our parent; (iii) any payment to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of us or our parent now or hereafter outstanding; or (iv) any payment or prepayment of principal of, premium, or interest on, or redemption, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any subordinated indebtedness except our parent and its subsidiaries and affiliates may make certain payments that are customary for similar credit facilities and which include the following:

(a) regularly scheduled payments of interest on the New Notes and any other subordinated indebtedness permitted to be incurred by the senior secured credit facility in accordance with the terms of the subordination provisions contained in the indenture or other agreement pursuant to which the subordinated indebtedness was issued;

(b) so long as no default under the senior secured credit facility shall have occurred and be continuing or shall be caused by the payment, payments to our parent (i) in an aggregate amount not to exceed $750,000 in any fiscal year but only to the extent necessary to permit our parent or its parent entity to pay general administrative costs and expenses and out-of-pocket legal, accounting and filing and other general corporate overhead costs of our parent or its parent entity actually incurred by our parent or its parent entity, and (ii) to the extent necessary to permit our parent to discharge the consolidated tax liabilities of our parent and its subsidiaries and to pay franchise taxes and other fees required to maintain its existence, in each case so long as our parent applies the amount of any such payment for such purpose;

(c) payments and distributions to repurchase stock owned by our employees and employees of our subsidiaries whose employment has been terminated, provided, among other things, that the aggregate amount of such distributions shall not exceed $1.0 million in any fiscal year (unused amounts in any immediately preceding calendar year being carried over to the succeeding calendar year subject to a maximum carry-over amount of $2.0 million in any calendar year); and

(d) the redemption, repurchase or other acquisition for value of any capital stock of any foreign subsidiary that is held by any entity that is not an affiliate of us to the extent required by applicable laws, rules or regulations; provided that the amount of any such redemptions, repurchases or other acquisitions shall not exceed $5.0 million during the term of the senior secured credit facility.

Restrictions on Subsidiary Distributions. The senior secured credit facility prohibits the credit parties and their subsidiaries from creating or otherwise causing or suffering to exist or become effective any consensual encumbrance or restriction of any kind on the ability of our subsidiaries to:

(a) pay dividends or make any other distributions on a subsidiary’s capital stock owned by us or any of our other subsidiaries;

(b) repay or prepay any indebtedness owed by a subsidiary to us or any of our other subsidiaries;

(c) make loans or advances to us or any of our other subsidiaries, or

(d) transfer any of its property or assets to us or any of our other subsidiaries other than restrictions customary for similar credit facilities of this type including the following: (i) restrictions existing under the senior secured credit facility, (ii) restrictions in the documents relating to the New Notes, (iii) restrictions, customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements otherwise permitted hereunder, (iv) restrictions arising under applicable laws, rules, regulations or orders and (v) provisions in agreements or instruments that prohibit the payment of dividends or the making of other distributions with respect to capital stock other than on a pro rata basis.

Investments. The senior secured credit facility prohibits us and our subsidiaries from directly or indirectly, making or owning any investment in any entity, except investments customarily allowed in similar credit facilities which include the following:

(a) investments in cash and cash equivalents;

(b) (i) investments owned as of the closing date of the senior secured credit facility in our subsidiaries; (ii) investments made after the closing date of the senior secured credit facility in any subsidiary that is a guarantor of our senior secured credit facility; and (iii) investments made after the closing date of the senior secured credit facility in any of our subsidiaries that are not guarantors of our senior secured credit facility in an aggregate amount, together with any sales, leases, licenses and other dispositions of assets permitted under clause (b) of “Fundamental Changes; Disposition of Assets; Acquisitions”, not to exceed $7.5 million at any time;

(c) (i) loans and advances to employees of our parent and its subsidiaries made in the ordinary course of business in an aggregate principal amount not to exceed $1.0 million in the aggregate at any time; and (ii) payroll, travel and similar advances to employees to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(d) investments made in connection with acquisitions permitted by the senior secured credit facility;

(e) investments specifically listed in a schedule to the senior secured credit facility;

(f) investments under certain hedging agreements;

(g) investments in joint ventures having an aggregate value, when taken together with all other investments made pursuant to this clause (g) since the closing date of the senior secured credit facility, not to exceed $20.0 million; and

(h) other investments in an aggregate amount not to exceed at any time $5.0 million.

Fundamental Changes; Disposition of Assets; Acquisitions. The senior secured credit facility prohibits certain mergers and consolidations by the credit parties and the ability of a credit party to liquidate, wind-up or dissolve itself, or convey, sell, lease or sub-lease, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, or acquire by purchase or otherwise (other than purchases or other acquisitions of inventory, supplies, intellectual property, materials and equipment and capital expenditures in the ordinary course of business) the business, all or substantially all of the property or fixed assets of, or stock or other evidence of beneficial ownership of, any entity or any division or line of business or other business unit of any entity except for exceptions customary in similar credit facilities which include the following:

(a) any of our subsidiaries may be merged with or into us or any subsidiary that is a guarantor under the senior secured credit facility, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to us or any subsidiary that is a guarantor under the senior secured credit facility; provided, in the case of such a merger, either we or the subsidiary that is a guarantor under the senior secured credit facility, as applicable must be the continuing or surviving entity. Our subsidiaries which are not guarantors under the senior secured credit facility may be merged with or into any other subsidiary that is a guarantor under the senior secured credit facility, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions to any subsidiary that is not a guarantor under the senior secured credit facility;

(b) subject to certain customary restrictions regarding the type of consideration and application of funds, certain asset sales in which the proceeds (i) are less than $1.0 million with respect to any single asset sale or series of related asset sales and (ii) when aggregated with the proceeds of all other asset sales made within the same fiscal year, are less than $2.0 million; and

(c) certain acquisitions permitted by the senior secured credit facility so long as the aggregate consideration is less than $50.0 million during the term of the senior secured credit facility.

Disposal of Subsidiary Interests. Except as described under “Fundamental Changes; Disposition of Assets”, the senior secured credit facility prohibits the credit parties and their subsidiaries from (a) directly or indirectly selling, assigning, pledging or otherwise encumbering or disposing of any capital stock of any of their subsidiaries, except to qualify directors if required by applicable law or (b) permitting any of their subsidiaries from directly or indirectly selling, assigning, pledging or otherwise encumbering or disposing of any capital stock of any of their subsidiaries, except to another credit party, or to qualify directors if required by applicable law.

Transactions with Stockholders and Affiliates. The senior secured credit facility prohibits the credit parties and their subsidiaries from, directly or indirectly, entering into any transaction with any affiliate of our parent, on terms that are less favorable to our parent or that subsidiary, than those that might be obtained at the time from someone or somebody who is not an affiliate except certain transactions customary for similar credit facilities which include the following:

(a) any transaction (i) between us and a subsidiary that is a guarantor of the senior secured credit facility, (ii) between two or more subsidiaries that are guarantors of the senior secured credit facility, and (iii) between two or more subsidiaries that are not guarantors of the senior secured credit facility;

(b) payment of management fees to Veritas Capital and its affiliates in an amount up to $300,000 per year, which amount may be increased by an additional $300,000 per year for each permitted acquisition, up to a maximum aggregate amount of management fees of $2.0 million in any twelve-month period;

(c) reimbursement of reasonable expenses actually incurred by Veritas Capital and its affiliates; and

(d) transactions specifically listed in a schedule to the senior secured credit facility.

Amendments or Waivers of Purchase Agreement and Organizational Documents. The senior secured credit facility prohibits amendments and other modifications and waivers of material rights under the purchase agreement related to the New Notes or the terms of any of our organizational documents and those of our subsidiaries if the effect of such amendment, modification or waiver would be adverse to any credit party or the lenders under the senior secured credit facility.

Amendments or Waivers with respect to Subordinated Indebtedness. The senior secured credit facility prohibits certain amendments to subordinated debt permitted by the senior secured credit facility including increases in the applicable interest rate, changes to an earlier date on which payments of principal and interest are due, changes to defaults, and other amendments if the effect of the amendment is to materially increase the obligations of the obligor or to confer any additional rights on the holders of the subordinated indebtedness which would be adverse to any credit party or the lenders of the senior secured credit facility.

Financial Covenants. Under the senior secured credit facility, we are required to comply with a minimum interest coverage ratio, a maximum leverage ratio and a cap on our capital expenditures.

Minimum Interest Coverage Ratio. The interest coverage ratio is the ratio of EBITDA (as defined in our senior secured credit facility) to cash interest expense for the trailing 4 quarters. The minimum interest coverage ratio increases from 2:1 to 3.2:1 during the term of the senior secured credit facility.

Leverage Ratio. The Leverage Ratio is the ratio of our total debt (as defined in our senior secured credit facility) to our EBITDA for the trailing 4 quarters. The maximum permitted leverage coverage ratio decreases from 6:1 to 3:1 during the term of the senior secured credit facility.

Capital Expenditures. Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the purchase of property and equipment. Our annual capital expenditures may not exceed $4.0 million during the term of the senior secured credit facility.

Events of Default. The senior secured credit facility contains customary events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation for: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) monetary judgment defaults; (ix) certain ERISA matters; and (x) certain change of control events.

First Amendment and Waiver

On January 9, 2006, we entered into a first amendment and waiver of our senior secured credit facility. The first amendment and waiver increases the revolving commitment under our senior secured credit facility by $15.0 million to $90.0 million and also includes a corresponding $15.0 million increase in the sub-limit for letters of credit. The first amendment and waiver also permits us to: (i) pay a transaction fee to Veritas Capital related to the initial public offering of up to $10.0 million; (ii) pay a distribution to the holders of our Class B common stock in an amount equal to the sum of (x) $100.0 million plus (y) the proceeds, if any, of the underwriters over-allotment option, net of discount and estimated offering expenses; (iii) redeem all of our currently outstanding preferred stock, of which approximately $212.8 million in stated amount including accrued and unpaid dividends thereon was outstanding as of December 30, 2005; and (iv) redeem up to $112.0 million of the $320.0 million aggregate principal amount of the senior subordinated notes. The first amendment and waiver waives the requirement in the senior secured credit facility that we use 50% of the net cash proceeds from the initial public offering to prepay loans under the senior secured credit facility and/or permanently reduce the revolving commitments.

Senior Subordinated Notes

Set forth below is a description of the principal terms of the senior subordinated notes. Certain of the terms and conditions described below are subject to important limitations and exceptions.

On January 20, 2005, we completed an offering of $320.0 million in aggregate principal amount of our 9.5% senior subordinated notes due 2013.

Proceeds from the original issuance of the senior subordinated notes, net of fees, were approximately $310.0 million and were used to pay the consideration for, and fees and expenses relating to, the 2005 Acquisition.

We also entered into a Registration Rights Agreement with respect to the senior subordinated notes. Under this agreement we were required to file a registration statement for exchange notes having substantially identical terms as the senior subordinated notes by August 10, 2005, which we filed on August 9, 2005 and pursuant to this agreement, the registration statement was declared effective by November 8, 2005 and the related exchange offer expired on December 14, 2005. We exchanged approximately 99.9% of the original senior subordinated notes.

Set forth below is a description of the principal terms of the senior subordinated notes. Certain of the terms and conditions described below are subject to important limitations and exceptions.

Principal, Maturity and Interest. We currently have issued and outstanding $320.0 million principal amount of our senior subordinated notes. We may issue additional notes subject to the terms and conditions set forth in the indenture. The senior subordinated notes mature on February 15, 2013. Interest on the senior subordinated notes accrues at the rate of 9.5% per annum (calculated using a 360-day year) and is payable semi-annually on February 15 and August 15 of each year.

Ranking and Security. The indebtedness evidenced by the senior subordinated notes are our general unsecured obligations and will be subordinated to our existing and future senior debt and will rank equally with our future senior subordinated debt.

The senior subordinated notes are guaranteed by our existing and future domestic subsidiaries. The guarantees are general unsecured obligations of each guarantor and are structurally subordinated to all of the existing and future debt of our guarantor subsidiaries and ranks equally with any of our senior subordinated debt.

The senior subordinated notes are redeemable in whole or in part before February 15, 2009. Thereafter, we may redeem the senior subordinated notes at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing February 15 of the years set forth below:

Year	Percentage
2009	104.750%
2010	102.375%
2011 and thereafter	100.000%

Optional Redemption Upon Public Equity Offerings. At any time (which may be more than once) before February 15, 2008, we may, at our option, use the net cash proceeds of one or more public equity offerings to redeem up to 35% of the principal amount of the senior subordinated notes issued under the indenture at a redemption price of 109.5% of the face amount of the notes plus accrued and unpaid interest thereon, if any, to the date or redemption; provided that:

•	at least 65% of the principal amount of senior secured notes issued under the indenture remains outstanding immediately after any such redemption; and

•	we make such redemption not more than 90 days after the consummation of any such public equity offering.

In connection with this offering, we intend to redeem up to $112.0 million of our senior subordinated notes. The partial redemption of the senior subordinated notes will occur approximately 30 days after the consummation of this offering. See “Use of Proceeds.”

Covenants. The indenture restricts, among other things, our ability to incur additional debt or issue disqualified stock or preferred stock, make investments, sell assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into transactions with our affiliates and designate our subsidiaries as unrestricted subsidiaries.

Change of Control Offer. If a change of control of our company occurs, we must give holders of the senior subordinated notes the opportunity to sell us their senior subordinated notes at 101% of their face amount, plus accrued and unpaid interest.

Events of Default. The indenture contains customary events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture, (iii) cross defaults on more than $15.0 million of other indebtedness, (iv) failure to pay more than $15.0 million of judgments that have not been stayed by appeal or otherwise or (v) our bankruptcy.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material features of our capital stock. For more details, please see our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, which are exhibits to the registration statement of which this prospectus forms a part.

General

Prior to the Offering Transactions, our authorized capital stock consists of 500,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding, and 350,000 shares of authorized preferred stock. All shares of our preferred stock are designated as series A-1 or series A-2 preferred stock, of which 50,000 and 140,550 shares, respectively, are currently issued and outstanding. We intend to use a portion of the proceeds of the offering to redeem all our outstanding preferred stock, of which approximately $222.8 million in stated amount is outstanding as of May 9, 2006, and pay all accrued and unpaid dividends thereon. See “The 2005 Acquisition.”

Common Stock

Upon the consummation of this offering, and after giving effect to the mandatory conversion of our Class B common stock into Class A common stock, our authorized capital stock will consist of 200.0 million shares of Class A common stock, par value $.01 per share, of which 57.0 million shares will be issued and outstanding (or, assuming the exercise in full of the underwriter’s option to purchase additional shares, 60.75 million shares will be issued or outstanding) and (ii) 50.0 million shares of preferred stock, par value $.01 share.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will vote as a single class on all matters with respect to which the holders of our common stock are entitled to vote, except as otherwise required by law and except that, in addition to any other vote of stockholders required by law, the approval of a majority of the outstanding shares of our Class B common stock, voting as a separate class, is also required to approve any amendment to our Amended and Restated Certificate of Incorporation or Bylaws, that would adversely affect the rights of the holders of our Class B common stock.

Dividend Rights

Immediately prior to the consummation of this offering, we will declare an initial special Class B distribution of $100.0 million, payable upon the consummation of this offering, and an additional special Class B distribution representing 50% of the aggregate net proceeds that we would receive from the sale of up to 3,750,000 additional shares of our Class A common stock, to the extent that the underwriters exercise their over-allotment option. We will use a portion of the net proceeds from this offering together with cash on hand to pay the special Class B distribution. Under the terms of our Amended and Restated Certificate of Incorporation, we will be obligated to take all actions required or permitted under applicable Delaware law to permit the payment of the special Class B distribution and to pay this distribution to the extent there are funds legally available therefor.

Except for the special Class B distribution, shares of Class A common stock and Class B common stock will have the same distribution rights.

Until the payment in full of the special Class B distribution and the automatic conversion of the Class B common stock into Class A common stock, without the prior approval of the holder of the then-outstanding shares of Class B common stock, we shall not be permitted to declare dividends or otherwise make distributions on either the Class A common stock or the Class B common stock, except for the special Class B distribution and we do not intend to pay dividends on our Class A common stock in the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our Class A common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. See “Dividend Policy” and “Risk Factors—Risks Related to the Offering—We do not intend to pay dividends on our Class A common stock for the foreseeable future, and the instruments governing our current indebtedness contain various covenants that may limit our ability to pay dividends. A significant portion of the proceeds from the offering will be used to pay the special Class B distribution.”

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our Class A common stock and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Conversion Rights

The Class B common stock will automatically convert into the same number of shares of Class A common upon the payment in full of the special Class B distribution. The Class B common stock may also be converted into Class A common stock at any time prior thereto at the option of the holder. The Class A common stock has no conversion rights.

Other Matters

There are no redemption or sinking fund provisions applicable to the Class A common stock. All shares of our Class B common stock that will be outstanding at the time of the consummation of this offering will be fully paid and nonassessable, and the shares of our Class A common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, as described in “Underwriting” on page of this prospectus, will be fully paid and nonassessable.

Preferred Stock

Our Amended and Restated Certificate of Incorporation provides for the authorization of 50.0 million shares of preferred stock, $0.01 par value. The shares of preferred stock may be issued from time to time at the discretion of our board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our Amended and Restated Certificate of Incorporation. After giving effect to the redemption of all of our outstanding preferred stock as contemplated under the caption “Use of Proceeds” in this prospectus, upon consummation of this offering, no shares of our preferred stock will be outstanding, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions. The listing requirements of The New York Stock Exchange, which would apply so long as the Class A common stock remains listed on The New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of Class A common stock.

Our Existing Preferred Stock

In connection with the 2005 Acquisition, in addition to $775.0 million of cash proceeds, Computer Sciences Corporation exchanged $140.6 million of the purchase price for our preferred equity stock. In addition The Northwestern Mutual Life Insurance Company made a preferred stock investment of $50.0 million.

We intend to use the net proceeds of this offering for the redemption of all of our currently outstanding preferred stock, of which approximately $222.8 million in stated amount including accrued and unpaid dividends thereon was outstanding as of the anticipated date of redemption of May 9, 2006, and the payment of all additional accrued and unpaid dividends thereon.

Assuming a redemption date of May 9, 2006, holders of our preferred stock will receive $222.8 million. We will redeem $28.8 million of the $320.0 million aggregate principal amount of the senior subordinated notes.

Directors’ Exculpation and Indemnification

Our Amended and Restated Certificate of Incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our Amended and Restated Certificate of Incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our Amended and Restated Certificate of Incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Certain provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We will not be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with an “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder. The restrictions contained in Section 203 will not apply to us until the first time both of the following conditions apply:

•	Section 203 by its terms would apply to us; and

•	Stockholders who beneficially own 20% or more of the total voting power on the effective date of this offering cease to continue to own 20% of the total voting power.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Election and removal of directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See “Management—Board of Directors.” This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

At any time that Veritas Capital Management, L.L.C., or Veritas Capital, beneficially owns a majority of our then outstanding Class A common stock, directors may be removed with or without cause. At all other times, directors may be removed only with cause.

Board meetings

Our Bylaws provide that the chairman of the board or our secretary, at the request of any two directors, may call special meetings of the board of directors.

Stockholder meetings

Our Amended and Restated Certificate of Incorporation provides that special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president or by a resolution adopted by our board of directors. In addition, our Amended and Restated Certificate of Incorporation provides that Veritas Capital has the right to call special meetings of stockholders at any time it beneficially owns a majority of our then outstanding Class A common stock.

Requirements for advance notification of stockholder nominations and proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors or by Veritas Capital when nominating its director designees. In addition, our Bylaws provide that so long as Veritas Capital beneficially owns a majority of our then outstanding Class A common stock, the foregoing advance notice procedures for stockholder proposals will not apply to it.

Stockholder action by written consent

Our Amended and Restated Certificate of Incorporation provides that stockholder action may be taken by written consent only when Veritas Capital beneficially owns a majority of our then outstanding Class A common stock.

Amendment of certificate of incorporation and bylaw provisions

Amendment of the provisions described above in our Amended and Restated Certificate of Incorporation generally will require an affirmative vote of our directors, as well as the affirmative vote of at least a majority of our then outstanding voting stock if Veritas Capital beneficially owns a majority of our then outstanding Class A common stock or the affirmative vote of at least 80% of our then outstanding voting stock if Veritas Capital beneficially owns less than a majority of our then outstanding Class A common stock. Amendments to any other provisions of our Amended and Restated Certificate of Incorporation generally require the affirmative vote of a majority of our then outstanding voting stock. Our Bylaws may be amended by the affirmative vote of our directors or, at any time that Veritas Capital beneficially owns a majority of our then outstanding Class A common stock, the affirmative vote of a majority of our then outstanding Class A common stock. At all other times, our Bylaws may be amended by the affirmative vote of at least 80% our then outstanding Class A common stock.

Rights Agreement

We intend to adopt, prior to consummation of this offering, a rights agreement, subject to the approval of our board. Under the rights agreement, one right will be issued and attached to each share of our Class A common stock including all shares that are outstanding. Each right will entitle the holder, in the circumstances described below, to purchase from our company one one-thousandth of a share of series B junior participating preferred stock, par value of $0.01 per share, at an exercise price of $75.00, subject to adjustment in certain events.

Initially, the rights will be attached to all certificates representing outstanding shares of common stock and will be transferred with and only with these certificates. The rights will become exercisable and separately certificated only upon the distribution date, which will occur upon the earlier of the following:

•	ten days following a public announcement that a person or group other than certain exempt persons has acquired or obtained the right to acquire beneficial ownership of 15% or more of the shares of Class A common stock then outstanding; and

•	ten days, or later, if determined by our board prior to any person acquiring 15% or more of the shares of Class A common stock then outstanding, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

As soon as practicable after the distribution date, certificates will be mailed to holders of record of Class A common stock as of the close of business on the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Shares of Class A common stock issued after the distribution date will not be issued with rights, except that rights may be issued with shares of common stock issued pursuant to any of:

•	the exercise of stock options that were granted or awarded prior to the distribution date;

•	employee plans or arrangements we adopted prior to the distribution date;

•	the exercise, conversion or exchange of securities issued prior to the distribution date; or

•	our contractual obligations.

The final expiration date of the rights will be the close of business on May 3, 2015, unless earlier redeemed or exchanged by us as described below.

In the event that a person acquires 15% or more of the shares of Class A common stock then outstanding, except pursuant to a tender offer or exchange offer for all the outstanding shares of our Class A common stock approved by our board before the person acquires 15% or more of the shares of Class A common stock then outstanding, each holder of a right other than that person and certain related parties, whose rights will automatically become null and void, will thereafter be entitled to receive, upon exercise of the right, a number of shares of Class A common stock, or in certain circumstances, cash, property or other securities of our company, having a current market price averaged over the previous 30 consecutive trading days equal to two times the exercise price of the right.

If at any time on or after a person acquires 15% or more of the shares of common stock then outstanding, our company effects a merger or other business combination in which it is not the surviving entity, or any shares of our Class A common stock are changed into or exchanged for other securities, or 50% or more of our assets, cash flow or earning power is sold or transferred, then each holder of a right, except rights owned by any person who has acquired 15% or more of the shares of Class A common stock then outstanding or certain related parties, which will have become void as set forth above, will thereafter have the right to receive, upon exercise, a number of shares of Class A common stock of the acquiring company having a fair market value equal to two times the exercise price of the right.

The exercise price payable, and the number of shares of series B junior participating preferred stock, shares of Class A common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the series B junior participating preferred stock payable in shares of series B junior participating preferred stock, a subdivision or combination of the preferred stock, a grant or distribution to holders of the series B junior participating preferred stock of certain subscription rights, warrants, evidence of indebtedness, cash or other assets, or other similar events. In addition, the number of rights associated with each share of our Class A common stock is subject to adjustment in the event of a declaration of a dividend on our Class A common stock payable in Class A common stock or a subdivision or combination of our Class A common stock.

No fractional rights or shares of series B junior participating preferred stock will be issued. In lieu thereof, an adjustment in cash will be made based on the market price of the Class A common stock, right or series B junior participating preferred stock on the last trading date prior to the date of exercise. Pursuant to the rights agreement, we reserve the right to require that, prior to the occurrence of one of the events that triggers the ability to exercise the rights, upon any exercise of rights, a number of rights be exercised so that only whole shares of series B junior participating preferred stock will be issued.

We will also have the option, at any time after a person acquires 15% and before a person acquires a majority of the shares of our Class A common stock then outstanding to exchange some or all of the rights, other than rights owned by the acquiring person or certain related parties, which will have become void, at an exchange ratio of one share of Class A common stock and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.

At any time prior to the time the rights become exercisable, our company, by vote of a majority of our board, may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, shares of Class A common stock or other consideration as our board may determine. Upon redemption, the rights will terminate and holders of rights will receive only the redemption price.

For as long as the rights are redeemable, we may amend the rights agreement in any manner, including extending the time period in which the rights may be redeemed. After the time the rights cease to be redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such. Until a right is exercised, the holder, as such, will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

Each share of stock that may be issued upon exercise of the rights will be entitled to receive, when, as and if declared, cash and non-cash dividends equal to the greater of:

•	a dividend multiple of 100 times the aggregate per share amount of all cash and non-cash dividends declared or paid on the common stock, subject to adjustments for stock splits or dividends payable in common stock or reclassifications of common stock; or

•	preferential quarterly cash dividends of $0.01 per share.

Holders of series B junior participating preferred stock will have a vote multiple of 100 votes per share, subject to adjustments for dividends payable in common stock or subdivisions or combinations of common stock and, except as otherwise provided by the certificate of incorporation, or applicable law, will vote together with holders of common stock as a single class. In the event that the preferential quarterly cash dividends are in arrears for six or more quarterly dividend payment periods, holders of series B junior participating preferred stock will have the right to elect two additional members of our board.

In the event of the liquidation, dissolution or winding up of our company, after provision for liabilities and any preferential amounts payable with respect to any preferred stock ranking senior to the series B junior participating preferred stock, the holders of any series B junior participating preferred stock will be entitled to receive liquidation payments per share in an amount equal to the following:

•	$1.00 plus an amount equal to accrued and unpaid dividends and distributions thereon to the date of payment; and

•	a proportionate share, on equal terms with the holders of common stock, of the assets remaining after payment described above and a nominal payment to the holders of Class A common stock.

The rights of the series B junior participating preferred stock as to dividends, voting and liquidation are protected by antidilution provisions.

In the event of a consolidation, merger or other transaction in which the shares of capital stock are exchanged, holders of shares of series B junior participating preferred stock will be entitled to receive an amount per share equal to 100 times the amount of stock, securities, cash or other property for which each share of Class A common stock is exchanged. The shares of series B junior participating preferred stock are not redeemable at the option of our company or any holder thereof.

The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire our company without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire our company, even if that acquisition may be in the best interests of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights will not interfere with a merger or other business combination approved by our board.

The rights agreement excludes Veritas Capital, as well as transferees of at least 15% of our then outstanding Class A common stock from Veritas Capital, from being considered an acquiring person.

Listing

Our Class A common stock has been approved for listing on The New York Stock Exchange under the trading symbol “DCP.”

Transfer Agent And Registrar

The transfer agent and registrar for our Class A common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Based on the number of shares outstanding at December 30, 2005, upon completion of this offering, we will have an aggregate of 57.0 million shares of Class A common stock outstanding on a fully diluted basis assuming no exercise of the underwriters’ option to purchase additional shares from us. If the underwriters exercise their option to purchase additional shares in full, we will have 60.75 million shares of Class A common stock outstanding on a fully diluted basis. All of the shares that we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining 32.0 million shares of our Class A common stock that are outstanding after this offering (after giving effect to the automatic conversion of the Class B common stock into Class A common stock), or 52.7% of our Class A common stock, assuming the underwriters exercise their option to purchase additional shares in full, will be restricted shares under the terms of the Securities Act. All of these shares are subject to lock-up agreements as described in “Underwriting.” Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Sales of Restricted Securities

Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, discussed below.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of Class A common stock then outstanding, which will equal approximately 570,000 shares immediately after this offering and conversion of the Class B common stock, or the average weekly trading volume of our Class A common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As a result of lock-up agreements and the provisions of Rule 144, 32.0 million additional shares may be available for sale in the public market after the expiration of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limits.

Effects of Sales of Shares

No predictions can be made as to the effect, if any, that sales of shares of our Class A common stock from time to time, or the availability of shares of our Class A common stock for future sale, may have on the market price for shares of our Class A common stock. Sales of substantial amounts of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to obtain capital through an offering of equity securities.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following summary describes the material United States Federal income and estate tax consequences of the ownership of Class A common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States Federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States Federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the United States Federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States Federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Class A common stock are urged to consult their own tax advisors concerning the United States Federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. If a partnership holds the Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding Class A common stock are urged to consult their tax advisors. As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of common stock that is, for United States Federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	an estate whose income is not subject to United States Federal income tax on a net income basis, or

•	a trust, if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions.

Dividends

Distributions, if any made to a Non-U.S. Holder out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes. Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.

A Non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete Internal Revenue Service, or IRS, Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States Federal income tax with respect to gain recognized on a sale or other disposition of Class A common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the company is or has been a “United States real property holding corporation” for United States Federal income tax purposes. The company believes it is not, has not been and does not anticipate becoming a “United States real property holding corporation” for United States Federal income tax purposes.

An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States Federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States Federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Class A common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

The company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of Class A common stock within the United States or conducted through United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States Federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated May 3, 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as representatives and book-running managers, the following number of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	8,750,000
Goldman, Sachs & Co. .	7,500,000
Bear, Stearns & Co. Inc.	3,750,000
CIBC World Markets Corp.	1,250,000
Jefferies Quarterdeck, a division of Jefferies & Company, Inc.	1,250,000
UBS Securities LLC	1,250,000
Wachovia Capital Markets, LLC	1,250,000

Total	25,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 3.75 million additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.54 per share on sales to other broker/dealers. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions Paid by Us	$0.90	$0.90	$22,500,000	$25,875,000
Expenses Payable by Us	$0.24	$0.24	$6,000,000	$6,000,000

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or exercise any right with respect to the filing of a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge disposition or filing without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up”

period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up’ will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. waive, in writing, such an extension.

Our officers, directors, senior management and stockholder have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘lock-up’ period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up’ will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to 1,250,000 shares of the Class A common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

Our Class A common stock has been approved for listing on The New York Stock Exchange under the symbol “DCP.”

In connection with the listing of the Class A common stock on The New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

Affiliates of Credit Suisse Securities (USA) LLC and CIBC World Markets Corp. have indirect interests of less than 10% each in DIV Holding LLC, our parent and the existing holder of all of our common stock, through investments in The Veritas Capital Fund II, L.P. Credit Suisse Securities (USA), LLC owns interests aggregating approximately 8.1%, through five affiliated funds: Battelle Memorial Institute Pension Fund, L.P., CSFB/Lupton Private Equity Partnership, L.P., CSG Fund Investment Program II, DLJ Fund Investment Partners III, L.P, MERS Investment Partnership, L.P. CIBC World Markets Corp. owns such indirect interest, in the amount of approximately 3.75%, through CIBC Capital Corp. (Merchant Banking). Affiliates of Goldman Sachs Credit Partners L.P. and Bear Stearns Corporate Lending Inc. are lenders under our senior secured credit facility and received customary fees upon the entering of the senior secured credit facility by us in February 2005. In addition, affiliates of Credit Suisse Securities (USA) LLC and UBS Securities LLC have outstanding senior secured credit facility commitments. As of December 30, 2005, no amounts had been drawn under the funding commitments of either party.

We and our subsidiaries may from time to time enter into other investment banking relationships with the underwriters or their affiliates pursuant to which the underwriters will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. We expect that any arrangement will include provisions for the indemnification of the underwriters against a variety of liabilities, including liabilities under the federal securities laws.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

•	the information included in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospects for our business, our past and present operations;

•	the history and prospects for the industry in which we compete;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in businesses similar to ours; and

•	the general condition of the securities markets.

There can be no assurance that the initial public offering price will correspond to the price at which our Class A common stock will trade in the public market subsequent to this offering or that an active trading market will develop and continue after this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotments involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Each of the underwriters has represented and agreed that: (a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA); (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and (c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no

advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The underwriters will not offer or sell any of our shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representations of Purchasers

By purchasing Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Class A common stock, for rescission against us in the event that this circular contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Class A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Class A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Class A common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Class A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF THE CLASS A COMMON STOCK

The validity of the shares of Class A common stock offered hereby has been passed upon for us by Schulte Roth & Zabel LLP, New York, New York, and for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated balance sheets as of April 2, 2004 (immediate predecessor period) and April 1, 2005 (successor period), and the related consolidated statements of operations, shareholder’s equity, and cash flows for the period from March 30, 2002 to March 7, 2003 (original predecessor period operations), the 21 days ended March 28, 2003, the fiscal year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005 (immediate predecessor period operations), and the 49 days ended April 1, 2005 and financial statement schedule, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the new bases of accounting beginning March 8, 2003 and February 12, 2005), and have been so included in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and our common stock in our SEC filings and the registration statement. Our SEC filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains our SEC filings.

DynCorp International Inc.

INDEX TO FINANCIAL STATEMENTS

Page
DynCorp International Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the period from March 30, 2002 to March 7, 2003 (Original Predecessor), for the 21 days ended March 28, 2003, for the fiscal year ended April 2, 2004, for the period from April 3, 2004 to Feb. 11, 2005 (Immediate Predecessor) and the 49 Days ended April 1, 2005 (Successor)

F-3

Consolidated Balance Sheets as of April 2, 2004 (Immediate Predecessor) and April 1, 2005 (Successor)	F-4

Consolidated Statements of Cash Flows for the period from March 30, 2002 to March 7, 2003 (Original Predecessor), for the 21 days ended March 28, 2003, for the fiscal year ended April 2, 2004, for the period from April 3, 2004 to Feb. 11, 2005 (Immediate Predecessor) and the 49 Days ended April 1, 2005 (Successor)

F-6

Consolidated Statements of Shareholder’s Equity for the period from March 30, 2002 to March 7, 2003 (Original Predecessor), for the 21 days ended March 28, 2003, for the fiscal year ended April 2, 2004, for the period from April 3, 2004 to Feb. 11, 2005 (Immediate Predecessor) and the 49 Days ended April 1, 2005 (Successor)

F-7

Notes to Consolidated Financial Statements	F-8

Schedule I—Condensed Financial Information of Registrant	F-32

Nine Months Ended

Condensed Consolidated Statements of Income (Unaudited) for the nine months ended December 31, 2004 (Immediate Predecessor) and the nine months ended December 30, 2005 (Successor)	F-35

Condensed Consolidated Balance Sheets as of April 1, 2005 (Successor) and (unaudited) as of December 30, 2005 (Successor)	F-36

Condensed Consolidated Statements of Cash Flows (Unaudited) for the nine months ended December 31, 2004 (Immediate Predecessor) and the nine months ended December 30, 2005 (Successor)	F-38

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of DynCorp International Inc.:

We have audited the accompanying consolidated balance sheets of DynCorp International Inc. and subsidiaries (the “Company”) as of April 2, 2004 (Immediate Predecessor Company) and April 1, 2005 (Successor Company), and the related consolidated statements of operations, shareholder’s equity, and cash flows for the period from March 30, 2002 to March 7, 2003 (Original Predecessor Company operations), the 21 days ended March 28, 2003, the fiscal year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005 (Immediate Predecessor Company operations), and the 49 days ended April 1, 2005 (Successor Company operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, DynCorp International LLC was a wholly owned subsidiary of DynCorp, which was acquired by Computer Sciences Corporation on March 7, 2003, and subsequently acquired by the newly formed entity, DynCorp International Inc., on February 11, 2005. As a result, the periods presented in the accompanying financial statements reflect new bases of accounting beginning March 8, 2003, and February 12, 2005.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Immediate Predecessor Company and the Successor Company as of April 2, 2004 and April 1, 2005, respectively, and the results of their operations and their cash flows for the 21 days ended March 28, 2003, the fiscal year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005 (Immediate Predecessor Company operations), and the 49 days ended April 1, 2005 (Successor Company operations), in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Original Predecessor Company financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from March 30, 2002 to March 7, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

Fort Worth, Texas

September 27, 2005

DYNCORP INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Original Predecessor Period	Immediate Predecessor			Successor
In thousands, except per share data	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Revenues	$859,112	$59,240	$1,214,289	$1,654,305	$266,604

Costs of services	787,649	53,482	1,106,571	1,496,109	245,406
Selling, general, and administrative	40,316	3,414	48,350	57,755	8,408
Depreciation and amortization	351	265	8,148	5,922	5,605

Operating income	30,796	2,079	51,220	94,519	7,185
Other expense (income):
Interest expense	—	—	—	—	8,054
Interest on mandatory redeemable shares	—	—	—	—	2,182
Interest income	(43)	(2)	(64)	(170)	(7)

Income (loss) before income taxes	30,839	2,081	51,284	94,689	(3,044)
Provision for income taxes	11,973	852	19,924	34,956	60

Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(3,104)

Net loss per common share:
Basic and diluted					$(6.21)

Weighted average common shares outstanding:
Basic and diluted					500,000

Pro forma net loss per share (Note 12 and unaudited):
Basic and diluted					$(0.08)

Pro forma weighted average shares outstanding (Note 12 and unaudited):
Basic and diluted					38,250,000

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

In thousands	Immediate Predecessor April 2, 2004	Successor April 1, 2005
Current assets:
Cash and cash equivalents	$6,510	$13,474
Receivables, net of allowance for doubtful accounts of $1,188 and $4,500 at April 2, 2004 and April 1, 2005, respectively	237,700	422,514
Prepaid expenses and other current assets	24,039	26,248

Total current assets	268,249	462,236

Property and equipment at cost, less accumulated depreciation of $ 648 and $227 at April 2, 2004 and April 1, 2005, respectively	3,522	10,657

Other assets:
Goodwill	259,689	344,545
Trade name	—	18,318
Customer-related intangibles, net of accumulated amortization of $8,174 and $5,094 at April 2, 2004 and April 1, 2005, respectively	47,876	285,287
Other intangibles, net of accumulated amortization of $16 and $383 at April 2, 2004 and April 1, 2005, respectively	6	7,083
Deferred financing costs, net of accumulated amortization of $ 383 at April 1, 2005	—	19,438
Other assets	487	629

Total other assets	308,058	675,300

Total assets	$579,829	$1,148,193

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

LIABILITIES AND SHAREHOLDER’S EQUITY

In thousands	Immediate Predecessor April 2, 2004	Successor April 1, 2005
Current liabilities:
Current portion of long-term debt	$—	$37,588
Accounts payable	65,639	135,677
Accrued payroll and employee costs	51,535	56,187
Accrued expenses—related party	—	8,866
Other accrued expenses	23,791	23,491
Income taxes	22,949	60

Total current liabilities	163,914	261,869

Long-term debt—less current portion	—	662,412
Deferred income taxes	19,342
Other long-term liabilities	—	4
Shares subject to mandatory redemption Series A preferred stock, stated value $125,000; 350,000 shares authorized; 125,000 shares issued and outstanding; redemption value of $127,182 at April 1, 2005	—	126,990
Commitments and contingencies
Shareholder’s equity:
Common stock, $0.01 par value—500,000 shares authorized; 500,000 shares issued and outstanding at April 1, 2005	—	5
Additional paid-in capital	—	99,995
Accumulated deficit	—	(3,104)
Parent’s net investment	396,566	—
Accumulated other comprehensive income	7	22

Total	396,573	96,918

Total liabilities and shareholder’s equity	$579,829	$1,148,193

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Original Predecessor Period	Immediate Predecessor Period			Successor Period
In thousands	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb 11, 2005	49 Days Ended April 1, 2005
Cash flows from operating activities:
Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(3,104)
Depreciation and amortization	942	301	8,788	6,637	6,087
Noncash interest expense (redeemable preferred stock dividends)	—	—	—	—	2,182
Loss on disposition of assets	255	—	14	21	—
Provision for losses on accounts receivable	882	—	—	4,338	—
Income from equity joint ventures	(61)	(4)	(135)	(65)	(4)
Deferred taxes	12,723	29	8,729	225	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(35,399)	(6,223)	(85,190)	(133,185)	(58,344)
Prepaid expenses and other current assets	1,639	—	(17,948)	(20,672)	9,866
Accounts payable and accruals	(10,870)	17,340	47,736	80,658	12,017
Income taxes payable	692	(130)	(110)	218	60

Net cash (used in) provided by operating activities	(10,331)	12,542	(6,756)	(2,092)	(31,240)

Cash flows from investing activities:
Net cash paid for businesses acquired	—	(360,931)	—	—	(865,053)
Purchases of property and equipment	(1,011)	(11)	(2,047)	(8,473)	(244)
Dividends received	192	—	—	—	—
Other assets	(101)	(19)	(245)	(2,234)	(4,097)

Net cash used in investing activities	(920)	(360,961)	(2,292)	(10,707)	(869,394)

Cash flows from financing activities:
Net transfers from parent company	13,191	348,854	11,017	14,325	—
Proceeds from capital contributions	—	—	—	—	224,825
Issuance of acquisition debt	—	—	—	—	665,000
Deferred financing costs	—	—	—	—	(18,753)
Net proceeds from credit line	—	—	—	—	35,000

Net cash provided by financing activities	13,191	348,854	11,017	14,325	906,072

Net increase in cash and cash equivalents	1,940	435	1,969	1,526	5,438
Cash and cash equivalents at beginning of period	2,166	4,106	4,541	6,510	8,036

Cash and cash equivalents at end of period	$4,106	$4,541	$6,510	$8,036	$13,474

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

In thousands	Parent’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total
Original Predecessor
Balance at March 29, 2002	$63,711	$—	$63,711

Net income	18,866	—	18,866
Net transfers to DynCorp	13,191	—	13,191

Balance at March 7, 2003	$95,768	$—	$95,768

Immediate Predecessor
Initial Capitalization at March 8, 2003	$365,037	$—	$365,037

Comprehensive income:
Net income	1,229	—	1,229
Currency translation adjustment	—	9	9

Comprehensive income			1,238

Net transfers to CSC	(12,077)	—	(12,077)

Balance at March 28, 2003	354,189	9	354,198

Comprehensive income:
Net income	31,360	—	31,360
Currency translation adjustment	—	(2)	(2)

Comprehensive income			31,358

Net transfers from CSC	11,017	—	11,017

Balance at April 2, 2004	396,566	7	396,573

Comprehensive income:
Net income	59,733	—	59,733
Currency translation adjustment	—	60	60

Comprehensive income	—	67	59,793

Net transfers from CSC	14,325	—	14,325

Balance at February 11, 2005	$470,624	$67	$470,691

	Common Stock
In thousands	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Successor
Initial Capitalization at February 12, 2005	5,000	$5	$99,995	$—	$—	$100,000

Comprehensive loss:
Net loss			—	(3,104)	—	(3,104)
Currency translation adjustment			—	—	22	22

Comprehensive loss			—	(3,104)	22	(3,082)

Balance at April 1, 2005	5,000	$5	$99,995	$(3,104)	$22	$96,918

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Period From March 30, 2002 to March 7, 2003, 21 Days Ended March 28, 2003,

Year Ended April 2, 2004,

Period From April 3, 2004 to February 11, 2005, and 49 Days Ended April 1, 2005

(Dollars in Thousands)

Note 1—Summary of Significant Accounting Policies

Description of Business and Organization

DynCorp International Inc. through its subsidiaries (together, the “Company”) provides defense and technical services and government outsourced solutions primarily to U.S. government agencies throughout the United States and internationally. Key offerings include aviation services, including maintenance and related support, as well as base maintenance/operations and personal and physical security services. Primary customers include the U.S. Departments of Defense and State, but also include other government agencies, foreign governments, and commercial customers.

DynCorp International LLC and its former parent, DynCorp, were acquired by Computer Sciences Corporation (“CSC”) on March 7, 2003. On February 11, 2005, CSC and DynCorp sold DynCorp International LLC to DynCorp International Inc. (the “Successor Parent”), a newly formed entity controlled by The Veritas Capital Fund II, L.P. and its affiliates (“Veritas”). The successor parent has no operations independent of DynCorp International LLC. The primary reason for the acquisition and most significant factor contributing to the preliminary goodwill value is the Company’s ability to leverage its infrastructure and management expertise in addressing the government outsourcing trend. Prior to the February 11, 2005 acquisition, the entities to be sold were reorganized under DynCorp International LLC by transfers of net assets and other wholly owned legal entities by companies under common control. The reorganization was recorded at historical cost and accounted for on an “as if pooled” basis. Accordingly, the accompanying consolidated financial statements give retroactive effect to such transactions as of the beginning of the first period presented. All significant intercompany balances and transactions were eliminated.

The two acquisitions were accounted for under the purchase method, and accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the dates of the acquisitions and, for the second acquisition, are subject to future adjustments. (See Note 3 for further discussion.) Therefore, the periods presented in the accompanying financial statements reflect new bases of accounting beginning March 8, 2003 and February 12, 2005. The financial statements prior to March 8, 2003, are referred to as the “original predecessor period” statements, the statements from March 8, 2003 to February 11, 2005, are referred to as the “immediate predecessor period” statements and the statements from February 12, 2005, forward are referred to as the “successor period” statements.

The consolidated financial statements have been prepared from the separate records maintained by divisions comprising the Company and may not necessarily be indicative of the conditions that would have existed, or the results of operations if the Company had been operated as a separate company prior to February 12, 2005.

The historical financial statements prior to February 12, 2005, do not reflect the impact of many significant events and changes that have occurred as a result of the separation from CSC, including, but not limited to, the establishment of a stand-alone capital structure; the issuance of the debt securities necessary to effect the sale (and the related incurrence of interest expense); and the creation of independent information technology, purchasing, banking, insurance, and employee benefits programs.

Historically, the Company has relied upon DynCorp and CSC to provide it with certain services more fully described in Note 2. As a separate entity, the Company must develop and implement the systems and infrastructure necessary to support current and future business. The Company and CSC have entered into a Transition Services Agreement (see Note 2) whereby CSC continues to provide some of these functions to the

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Company for a specified period following the closing of the sale. Following the expiration of the Transition Services Agreement, the Company will be required to perform such functions internally or purchase them from unaffiliated vendors or both. Management estimates that the stand-alone costs for all of the various functions performed by CSC approximate the amounts allocated. It is possible that the Company may not be able to (a) obtain services from unaffiliated providers or (b) employ staff to handle these functions internally at the same costs or other terms and conditions as those enjoyed as a subsidiary of CSC or pursuant to the Transition Services Agreement.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. All wholly owned subsidiaries have been included in the financial statements. Investments in which the Company owns a 20% to 50% ownership interest are accounted for by the equity method. These investments are in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies. The Company has no investments in business entities of less than 20%. Equity method investment income is immaterial for all periods presented.

The Company’s 50% ownership in joint ventures and companies that are not consolidated into the Company’s financial statements as of April 2, 2004 and April 1, 2005, is $487 and $629, respectively, and is accounted for by the equity method. The Company has the right to elect half of the board of directors or other management body.

Industry Segments

The Company operates in two principal operating segments, International Technical Services (“ITS”), and Field Technical Services (“FTS”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, including those relating to allowances for doubtful accounts, fair value and impairment of intangible assets and goodwill, income taxes, profitability on contracts, anticipated contract modifications, contingencies, and litigation. Actual results could differ from those estimates.

Parent Net Investment

Parent net investment represents DynCorp’s and CSC’s respective net investments in DynCorp International LLC for the original predecessor and immediate predecessor periods. No intercompany interest income or expense was allocated to or included in the accompanying financial statements.

Revenue Recognition

The Company provides its services under cost-reimbursable, time-and-materials, and fixed-price contracts. The form of contract, rather than the type of service offering, is the primary determinant of revenue recognition. Revenues are recognized when persuasive evidence of an arrangement exists, services or products have been

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenues by contract type for fiscal 2004 and the combined periods in fiscal 2003 and 2005 were as follows:

	2003	2004	2005
Cost reimbursable	39%	44%	34%
Time and materials	31	32	39
Fixed price	30	24	27

Total	100%	100%	100%

For cost-reimbursable contracts, revenue is recorded as reimbursable costs are incurred, including a pro-rata share of probable and estimable fees. For such fees, an estimated factor is applied to costs as incurred, such factor being determined by the contract provisions and prior experience.

For time-and-materials contracts, revenue is recorded at agreed-upon billing rates at the time services are provided, plus materials and other reimbursable costs incurred.

Revenue on fixed-price contracts, including fixed-price-per-unit contracts, is recognized ratably over the contract period, measured by methods appropriate to the services or products provided. Such “output measures” include period of service, such as for aircraft fleet maintenance; units delivered, such as vehicles; and units produced, such as aircraft for which modification has been completed.

Revenue on fixed-price construction or production-type contracts, when they occur, is recognized on the basis of the estimated percentage-of-completion. Progress toward completion is typically measured based on achievement of specified contract milestones, when available, or based on costs incurred as a proportion of estimated total costs. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract. This method can result in the deferral of costs or profit on these contracts. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Revenue on fixed- unit contracts that have a duration of less than six months is recognized on the completed contract method. Work in progress is classified as a component of inventory.

The Company provides for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Amounts billed but not yet recognized as revenue under certain types of contracts are deferred. Unbilled receivables are stated at estimated realizable value. Contract costs on U.S. government contracts, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Substantially all of the Company’s indirect contract costs have been agreed upon through March 28, 2003. Contract revenues on U.S. government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Contract costs are expensed as incurred, except as described above and on certain other production-type fixed-price contracts, where costs are deferred until such time that associated revenue is recognized.

Client contracts may include the provision of more than one of the Company’s services. For revenue arrangements with multiple deliverables, revenue recognition includes the proper identification of separate units of accounting and the allocation of revenue across all elements based on relative fair values.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Property and Equipment

The Company’s depreciation and amortization policies are as follows:

Property and equipment:

Computer and related equipment	3 to 5 years
Furniture and other equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or useful life

The cost of property and equipment, less applicable residual values, is depreciated using the straight-line method. Depreciation commences when the specific asset is complete, installed, and ready for normal use. As part of the purchase accounting, which resulted from the acquisitions of DynCorp by CSC and of DynCorp International LLC by the Successor Parent, all fixed assets were adjusted to fair value on March 7, 2003 and February 11, 2005, thus resetting accumulated depreciation to $0 at each date. See Note 3 for further discussion of the acquisitions.

Indefinite Lived Assets

Indefinite-lived assets are not amortized but are subject to an annual impairment test. The first step of the impairment test, used to identify potential impairment, compares the fair value of each of the Company’s reporting units with its carrying amount including indefinite-lived assets. If the fair value of a reporting unit exceeds its carrying amount, indefinite-lived assets of the reporting unit are not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test shall be performed to measure the amount of the impairment loss, if any. Effective March 28, 2003, April 2, 2004 and April 1, 2005, the Company completed its annual impairment tests. Based on the results of these tests, no impairment losses were identified.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances indicate a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that case, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Income Taxes

The Company’s operating results historically have been included in CSC’s or DynCorp’s consolidated U.S. and state income tax returns and in tax returns of certain CSC and DynCorp foreign subsidiaries. Operating results from February 12, 2005 forward will be included in such returns of DynCorp International Inc. Deferred tax assets and liabilities are recognized for expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Cash Flows

For purposes of reporting cash and cash equivalents, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Cash payments (refunds) for taxes on income (loss) are as follows. Amounts are for foreign taxes on income (loss). Domestic payments were processed and paid by CSC between March 8, 2003 and February 11, 2005, and by DynCorp prior to March 7, 2003.

	Original Predecessor	Immediate Predecessor			Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Taxes on income (loss)	$1,253	$10	$2,446	$(10)	$2

The Company paid interest of $322 during the 49 days ended April 1, 2005.

Foreign Currency

The Company has determined local currencies are the functional currencies of certain foreign operations. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as accumulated other comprehensive (loss) income (OCI). As of April 2, 2004 and April 1, 2005, the balance of currency translation adjustment included in OCI was an unrealized gain of $7 and $22, respectively.

Stock-Based Compensation

At times, CSC issued stock options to employees, including Company employees, which are described more fully in Note 12. The Company accounts for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the following pro forma net income information for the immediate predecessor periods is presented as if the Company had accounted for stock-based employee compensation using the fair-value-based method. Under the fair-value method, the estimated fair value of stock incentive awards is charged against income on a straight-line basis over the vesting period.

	Immediate Predecessor
	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005
Net income, as reported	$31,360	$59,733
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(170)	(53)

Pro forma net income	$31,190	$59,680

No CSC stock options were granted to Company employees prior to fiscal 2004. The pro forma impact on net income for the original predecessor period from March 30, 2002 to March 7, 2003 of DynCorp stock-based employee compensation was de minimis.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

The weighted-average fair value of stock awards granted during fiscal 2004 and the period from April 3, 2004 to February 11, 2005, was $14.60 and $15.96, respectively. The fair value of each stock award was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Immediate Predecessor
	Fiscal Year 2004	Period From April 3, 2004 to Feb. 11, 2005
Risk-free interest rate	2.32%	3.58%
Expected volatility	48.00%	48.00%
Expected option term (for volatility calculation)	6.55 Years	6.52 Years
Expected lives (for Black-Scholes model input)	3.66 Years	3.90 Years
Annual rate of quarterly dividends	0%	0%

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board revised SFAS No. 123. SFAS No. 123(R), Share-Based Payment, supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The effective date of SFAS No. 123(R) for nonpublic entities is as of the beginning of the first annual reporting period that begins after December 15, 2005. The effective date for a nonpublic entity that becomes a public entity after June 15, 2005, and does not file as a small business issuer is the first annual reporting period beginning after the entity becomes a public entity. The Company is still evaluating the effects this pronouncement will have on its consolidated financial position and results of operation, and has not yet determined its timing or method of adoption.

Note 2—Transactions Between Parents and the Company

During the period from March 30, 2002 to March 7, 2003, the 21 days ended March 28, 2003, fiscal 2004, and the period from April 3, 2004 to February 11, 2005, the Company’s predecessor parents allocated $11,800, $600, $12,700, and $11,900 respectively, of expenses to the Company incurred for providing executive oversight and corporate headquarter functions, consolidation accounting, treasury, tax, legal, public affairs, human resources, information technology and other services. The Company considers the allocations to be reasonable reflections of the utilization of services provided or the benefit received by the Company. CSC will continue to perform certain of these functions under a transition services agreement, described below, until the Company assumes full responsibility for them as a separate company. Until then, the Company’s costs for these functions will include both charges from CSC under the Transition Services Agreement and the Company’s own costs to initiate and perform these functions.

Transition Services Agreement

The Company and CSC entered into a Transition Services Agreement (“Agreement”) at the closing of the sale of the Company on February 11, 2005. The Agreement sets forth the terms and conditions under which the Company and CSC provide certain services to each other.

The Agreement commenced on the closing of the sale, and each party is obligated to provide specified services for terms ranging from six months to ten years following the closing, unless terminated earlier by either party.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Fees are generally payable on an hourly basis for services performed by individuals or on a fixed monthly charge for the use of systems and related support.

Under the Agreement, the Company is obligated to provide, upon CSC’s request, consultative services relating to legacy employee benefit plans and related matters, and is required to continue to host electronic mail services for specified units of DynCorp that remain as subsidiaries of CSC.

Under the Agreement, CSC agreed to provide the Company with the following significant services:

•	Infrastructure and application support for the Company’s financial and enterprise resource planning systems

•	Payroll tax processing services for a significant portion of the employees of the Company through May 2005

•	Upon request of the Company, consultative services in the areas of accounting, government contract compliance, treasury services, and risk management

Client Service Agreements—CSC and the Company have agreed to continuation and transition terms for certain areas where the two entities support each other’s clients.

Intellectual Property Agreements—CSC has entered into various Intellectual Property Agreements (“IP Agreements) with the Company for certain CSC-owned intellectual property, such as trade name and software license agreements. There is no fee for the granting of the identified licenses to the Company. The IP Agreements were recorded at fair value on February 11, 2005 (see Note 3). The IP Agreements generally provide the Company with an exclusive, perpetual, irrevocable (but terminable) worldwide, royalty-free, fully paid up license to use the intellectual properties. The term of the IP Agreements commenced on the date of the sale of the Company to the Successor Parent and continues as long as the licensee continues to use any of the intellectual property, unless sooner terminated. The IP Agreements may be terminated if an acquisition of the Company takes place or the Company submits in writing to CSC a request to terminate the contract, and CSC may terminate if the Company commits a material breach of these IP Agreements, as described in the IP Agreements.

Transactions under the above agreements were as follows for the 49 days ended April 1, 2005:

Service Provider
CSC	$355

Company	$3

Management Fee

The Company has agreed to pay Veritas an annual management fees of $300. The Company recorded $25 of these fees during the 49 days ended April 1, 2005.

Note 3—Acquisitions

March 7, 2003 Transaction

On March 7, 2003, CSC completed the acquisition of all of the outstanding equity securities of DynCorp, a predecessor parent of the Company. The acquisition was accounted for under the purchase method, and accordingly, the purchase price of the acquisition was allocated to the net assets acquired based on estimates of

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

the fair values at the date of the acquisition. In addition, CSC utilized an independent appraisal in its assessment of the fair values of certain intangible assets. Identified intangible assets including customer contracts and related customer relationships acquired were valued at $159,300, and CSC recognized goodwill of $738,200.

As the Company was never integrated into CSC’s operations, goodwill was allocated to the Company based on an estimate of the relative fair value of the Company to the remaining portion of DynCorp as of March 7, 2003. In addition, the independently appraised value of the customer contracts and related customer relationships was determined on a by-contract basis and thus was specifically identified for the Company.

A summary of the Company assets acquired and liabilities assumed in the March 7, 2003 transaction is as follows:

Estimated Fair Value
Accounts receivable	$146,287
Intangible assets	56,050
Other assets	12,680
Accounts payable and accrued expenses	(87,130)
Other long-term liabilities	(22,539)
Goodwill	259,689

Purchase price	365,037
Less cash received	4,106

Purchase price, net of cash received	$360,931

The $56,050 of intangible assets for customer contracts and related customer relationships had a weighted-average useful life of approximately 10 years and was being amortized based on the estimated timing of related cash flows.

The goodwill recognized of $259,689 was assigned to the reportable segments as follows: FTS—$120,115 and ITS—$139,574. None of the goodwill was deductible for tax purposes.

February 11, 2005 Transaction

On February 11, 2005, the Successor Parent completed the acquisition of all of the outstanding equity securities of DynCorp International LLC for a purchase price of $865,288, including $775,000 of cash, preferred stock of the Successor Parent valued at $75,000, and transaction expenses. The cash payment and transaction expenses were financed through the issuance of the 9.5% Senior Subordinated Notes, borrowings under the Credit Facility (see Note 10), and the issuance of common stock and preferred stock for $100,000 and $50,000, respectively.

Purchase price allocations are subject to refinement until all pertinent information is obtained. The purchase price is subject to an adjustment to the extent that the defined net working capital acquired differs from an agreed-upon level. As required under the Purchase Agreement, CSC delivered to the Company a draft calculation of the net working capital on April 6, 2005. The Company delivered to CSC a notice objecting to the draft calculation on May 5, 2005. The Company and CSC are conducting discussions to resolve the Company’s objections to CSC’s draft calculation. Any adjustment to the purchase price would result in an increase or decrease to the shares of preferred stock of the Successor Parent issued to DynCorp, and would be recorded as an adjustment to goodwill.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

The acquisition was accounted for under the purchase method, and accordingly, the preliminary purchase price of the acquisition was allocated to the net assets acquired based on preliminary estimates of the fair values at the date of the acquisition which are subject to future adjustments. The Company has engaged a third party to provide an independent appraisal of the fair values of certain intangible assets. The Company has received preliminary estimates for the intangible assets, and the amounts will be finalized with the anticipated completion of the third-party review during the second quarter of fiscal year 2006.

A preliminary summary of the assets acquired and liabilities assumed in the acquisition is as follows:

Estimated Fair Values
Accounts receivable	$364,170
Prepaid expenses and other current assets	36,008
Intangible assets	312,068
Property and equipment	10,640
Other assets	8,639
Accounts payable and accrued expenses	(210,778)
Other long-term liabilities	(4)
Goodwill	344,545

Purchase price	865,288
Less cash received	8,036

Purchase price, net of cash received	$857,252

The preliminary estimate of intangible assets includes customer relationships and internally developed technologies of $290,381 and $3,369, respectively. The customer relationships have a weighted-average estimated useful life of approximately eight and one-half years and are amortized based on the estimated timing of related cash flows. The internally developed technologies have an estimated useful life of two years and are amortized ratably over the useful life.

The preliminary estimate of recognized goodwill of $344,545 is assigned to the reportable segments as follows: FTS—$82,214 and ITS—$262,331. The goodwill is not amortized for financial reporting purposes but is deductible for tax purposes.

In connection with the acquisition, Veritas was paid a $12,100 transaction fee and reimbursed for $880 of expenses. The Company also expects to pay $3,900 of employee retention bonuses, which are being expensed as earned over a six-month period beginning February 12, 2005.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Note 4—Goodwill and Trade Name

A summary of the changes in the carrying amount of indefinite-lived assets by segment is as follows:

	FTS	ITS	Total
Original Predecessor
Balance as of March 29, 2002	$7,133	$15,385	$22,518
Adjustments	(7,133)	(15,385)	(22,518)

Balance as of March 7, 2003	$—	$—	$—

Immediate Predecessor
Balance as of March 8, 2003	$120,115	$139,574	$259,689
Additions	—	—	—

Balance as of March 28, 2003	120,115	139,574	259,689
Additions	—	—	—

Balance as of April 2, 2004	120,115	139,574	259,689
Adjustments	(120,115)	(139,574)	(259,689)

Balance as of February 11, 2005	$—	$—	$—

Successor
Balance as of February 12, 2005	$83,254	$279,609	$362,863
Additions	—	—	—

Balance as of April 1, 2005	$83,254	$279,609	$362,863

Adjustments are to remove prior goodwill upon the acquisitions of the Company by CSC and the Successor Parent on March 7, 2003 and February 11, 2005, respectively. Goodwill as of March 8, 2003 is the allocated amount of CSC’s goodwill to the Company related to the acquisition of DynCorp. Indefinite-lived assets as of February 12, 2005 are the result of the Successor Parent’s acquisition of DynCorp International LLC as of February 11, 2005.

Note 5—Other Intangible Assets

A summary of amortizable intangible assets as of April 2, 2004, and April 1, 2005 is as follows:

	April 2, 2004
Immediate Predecessor	Weighted Average Amortization Period	Gross Carrying Value	Accumulated Amortization	Net
Customer-related intangible asset	10	$56,050	$(8,174)	$47,876
Other	2	22	(16)	6

		$56,072	$(8,190)	$47,882

	April 1, 2005
Successor	Weighted Average Amortization Period	Gross Carrying Value	Accumulated Amortization	Net
Customer-related intangible asset	8.5	$290,381	$(5,094)	$285,287
Other	2.0	7,466	(383)	7,083
Deferred financing cost	7.1	19,821	(383)	19,438

		$317,668	$(5,860)	$311,808

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Amortization expense related to intangible assets was $0, $259, $7,915, $5,300, and $5,860 for the period from March 30, 2002 to March 7, 2003, the 21 days ended March 28, 2003, the fiscal year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005, and the 49 days ended April 1, 2005, respectively. Estimated amortization related to intangible assets at April 1, 2005 for each of the subsequent five years, fiscal 2006 through fiscal 2010, is as follows: $42,905, $42,679, $40,729, $37,560 and $37,488, respectively.

Note 6—Income Taxes

The sources of income (loss) before taxes, classified as between domestic entities and those entities domiciled outside of the United States are as follows:

	Original Predecessor	Immediate Predecessor			Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year 2004	Period From April 3, 2004 to February 11, 2005	49 Days Ended April 1, 2005
Domestic operations	$30,223	$2,038	$50,865	$94,334	$(693)
Operations outside the United States	616	43	419	355	(169)

	$30,839	$2,081	$51,284	$94,689	$(862)

The provision (benefit) for taxes on income (loss) classified between current and deferred and between taxing jurisdictions consist of the following:

	Original Predecessor	Immediate Predecessor			Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year 2004	Period From April 3, 2004 to February 11, 2005	49 Days Ended April 1, 2005
Current portion:
Federal	$(864)	$742	$9,446	$32,658	$—
State	(91)	71	1,540	1,627	—
Foreign	205	10	209	446	60

	(750)	823	11,195	34,731	60

Deferred portion:
Federal	10,937	28	7,505	214	(349)
State	1,786	1	1,224	11	(14)

	12,723	29	8,729	225	(363)

Total provision (benefit) for income taxes before valuation allowance	11,973	852	19,924	34,956	(303)
Valuation allowance	—	—	—	—	363

	$11,973	$852	$19,924	$34,956	$60

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

The major elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

	Original Predecessor	Immediate Predecessor			Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year 2004	Period From April 3, 2004 to February 11, 2005	49 Days Ended April 1, 2005
Statutory rate	35.0%	35.0%	35.0%	35.0%	(35.0)%
State income tax, less effect of federal deduction	3.6	2.3	3.5	1.7	(4.6)
Other	0.2	3.6	0.4	0.2	0.4
Nondeductible preferred stock dividends	—	—	—	—	29.8
Valuation allowance	—	—	—	—	11.4

Effective tax rate	38.8%	40.9%	38.9%	36.9%	2.0%

The Company’s blended state tax rate has been computed by using the same weighted apportionment factor as DynCorp, which is not expected to be materially different than the Company’s expected state tax rate on a separate basis.

The tax effects of significant temporary differences that comprise deferred tax balances are as follows:

	Immediate Predecessor	Successor
	April 2, 2004	April 1, 2005
Deferred tax (liabilities) assets:
Customer intangibles	$(19,342)	$184
Contract accounting	(24,868)	(297)
Net operating loss carryforwards	—	146
Foreign tax credit carryforwards	—	60
Other	2,265	270
Valuation allowance	—	(363)

Total deferred taxes	$(41,945)	$—

Immediate predecessor deferred tax liabilities associated with customer intangibles are classified as long-term liabilities on the balance sheet. The remaining deferred balances are current deferred taxes and are included with foreign income tax liabilities in current income tax liabilities. As the Company’s federal and state taxable income have been combined with that of other entities in the predecessor parents’ consolidated returns, and the associated tax payments were processed and paid by CSC or DynCorp, federal and state current tax liabilities are reflected in the intercompany account, which is included in parent’s net investment in the original predecessor and immediate predecessor periods. The Company has a net operating loss carryforward for regular U.S. federal tax purposes of approximately $397 (expiring in fiscal year 2025).

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Note 7—Receivables

Receivables consist of the following:

	Immediate Predecessor	Successor
	April 2, 2004	April 1, 2005
Billed	$99,935	$169,229
Unbilled	135,390	243,362
Unbilled—related party	—	6,409
Other receivables	2,375	3,514

	$237,700	$422,514

Unbilled receivables at April 2, 2004 and April 1, 2005 include $8,906 and $54,484, respectively, related to costs incurred on projects for which the Company has been requested by the customer to begin work under a new contract or extend work under an existing contract, and for which formal contracts or contract modifications have not been executed at the end of the year. The Company records revenue, to the extent of costs, for these anticipated contract modifications. The balance of unbilled receivables consists of costs and fees billable on contract completion or other specified events, the majority of which is expected to be billed and collected within one year. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. government and, once billed, are subject to audit and approval by outside third parties. Consequently, the timing of collection of retention balances of $59 and $40 as of April 2, 2004 and April 1, 2005, respectively is outside the Company’s control. Based on the Company’s historical experience, the majority of the retention balance is expected to be collected beyond one year.

Note 8—Comprehensive Income (Loss)

The components of comprehensive income (loss), net of tax, are as follows (in thousands):

	Original Predecessor	Immediate Predecessor			Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year 2004	Period From April 3, 2004 to February 11, 2005	49 Days Ended April 1, 2005
Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(3,104)
Foreign currency translation adjustment	—	9	(2)	60	22

Comprehensive income (loss)	$18,866	$1,238	$31,358	$59,793	$(3,082)

Accumulated other comprehensive income (loss) presented on the accompanying consolidated balance sheets consists of accumulated foreign currency translation adjustments.

Note 9—Savings Plans

Defined Contribution Savings Plans

For the periods presented through February 11, 2005, substantially all domestic Company employees and certain foreign employees were able to participate in (a) one of two legacy defined contribution savings plans sponsored by DynCorp until July 1, 2004, and (b) after July 1, 2004, in a defined contribution savings plan sponsored by CSC, into which the legacy plans merged. The plans allowed employees to contribute a portion of their earnings in accordance with specified guidelines. For the plans sponsored by parent DynCorp at April 2,

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

2004, plan assets included 6,703,868 shares of CSC’s common stock, of which 3,073,632 shares were held for Company participants. During the years ended March 28, 2003, and April 2, 2004, and the period from April 3, 2004 to February 11, 2005, the Company contributed $7,135, $7,838, and $6,783, respectively.

In 2000, DynCorp had a Savings and Retirement Plan (“SARP”) that was intended to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). The plan allowed eligible employees to defer 1.0% to 15.0% of their compensation on a pretax basis for contribution to their SARP accounts. DynCorp also had an Employee Stock Ownership Plan (“ESOP”), that was established in 1988. The ESOP covered a majority of the employees of the Company. Participants in the ESOP become fully vested after four years of service. Effective January 1, 2001, DynCorp bifurcated the SARP into two plans: the SARP and a new Capital Accumulation and Retirement Plan (“CAP”) (collectively the “Savings Plans”), which were intended to qualify under Section 401(k) of the IRC. At the same time, the ESOP was merged into the two plans. The stock accounts of Company participants in the ESOP were transferred to one or the other of the Savings Plans’ trusts, and Savings Plans participants have the same distribution rights for these ESOP shares as they had in the ESOP.

Until the acquisition of DynCorp by CSC on March 7, 2003, all match and employer contributions that were contributed in shares of stock were in the form of DynCorp shares. On that date existing shares of DynCorp stock held in the plans were converted to shares of CSC stock and, in some cases, shares in a money market fund. After March 7, 2003, match and employer contributions that were contributed in shares of stock were in the form of CSC shares. At that acquisition date, certain additional diversification and distribution rights were given for former ESOP shares and for employer contributions in the form of shares of stock.

Under the bifurcated SARP, the Company could make a matching contribution of 50% of the first 8% of compensation deferred by the employee. The Company could also make a discretionary contribution of 1% of compensation on behalf of eligible participants. An additional matching contribution of 50% of the first 3% of compensation so deferred that was invested in the stock investment fund was removed in December 2002. All Company contributions were invested in the stock investment fund for such participants except under certain collective bargaining contracts and other circumstances where the Company contributions follow the employee’s election. Under the Capital Accumulation and Retirement Plan, the initial Company matching contribution was 25% of the first 8% of compensation deferred by the employee. The same additional matching contribution of 50% for investments of the first 3% in the Company stock investment fund discussed above for SARP was also removed in December 2002 for the CAP. Under the CAP, the Company could also make a discretionary contribution of 2% of compensation. Company contributions were either in the form of Company stock or cash to be used by the Savings Plans to acquire Company stock, except under certain collective bargaining contracts and other circumstances where the Company contributions follow the employee’s election and other than those contributions used to pay administrative expenses. Beginning in January 2002, the Plans allowed eligible employees to defer 1% to 50% of their compensation on a pretax basis for contribution to their Savings Plans’ accounts.

In July 2004, the Savings Plans were merged into CSC’s defined contribution plan, the Matched Asset Plan (“MAP”). After the Plan merger, the match and employer contribution formulas in the MAP remained substantially unchanged from their form in the Savings Plans.

Effective January 6, 2005, the MAP was bifurcated into two mirror image plans, the CSC MAP and the DynCorp International MAP. The Company adopted an amendment to the DynCorp International MAP that prevented any new Company or participant contributions going to the CSC stock fund, changed all new Company contributions to cash, made all CSC stock fund amounts diversifiable, and offered the CSC stock fund as an investment alternative for two years. All other terms of the plan are unchanged.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Other Benefit Plans

In 1997, DynCorp established the Supplemental Executive Retirement Plan, which offered certain executives additional retirement benefits in the form of a 10-year certain stream of payments based on a percentage of final-year annual compensation. The plan also included pre- and postretirement lump-sum death benefit provisions. For Company participants in the plan, the Company recorded a liability in the amount of $200 as of April 2, 2004, for these retirement balances. At the date of the sale of the Company to Veritas, participants were deemed to be terminated and the Company’s obligations under the plan ceased. However a successor plan will be established, giving credit for prior service, the effect of which will be to establish a comparable liability. The Company has recorded a related liability of $222 at April 1, 2005.

Note 10—Long-Term Debt

Long-term debt consists of the following:

April 1, 2005
Credit facility:
Revolving credit line	$35,000
Term loans	345,000
Senior subordinated notes	320,000

700,000
Less current portion of long-term debt	37,588

$662,412

Credit Facility—The Company entered into a Credit Facility on February 11, 2005, which provides for a revolving credit line and term loans. Borrowings under the Credit Facility are secured by substantially all assets of the Company and the capital stock of the Company’s subsidiaries.

The revolving credit line provides for borrowings of up to $75,000, less outstanding letters of credit. The Company may elect to receive advances under the revolving credit line in the form of either Base Rate advances or Eurodollar advances, as defined by the Credit Facility. The outstanding advances bear interest at the applicable Base Rate plus the Applicable Margin (1.5% at April 1, 2005) or Eurodollar Rate plus the Applicable Margin (2.5% at April 1, 2005), as defined by the Credit Facility, and are due in 2010. At April 1, 2005, availability under the revolving credit line for additional borrowings was approximately $35,000. The Credit Facility requires an unused line fee equal to 0.5% per annum, payable monthly in arrears, of the unused portion of the revolving credit facility.

The Credit Facility also provides for a commitment guarantee of a maximum of $15,000 for letters of credit. The Credit Facility requires letter of credit fees equal to 2.5%, payable monthly in arrears on the amount available for drawing under all letters of credit. The Company has $5,144 outstanding letters of credit at April 1, 2005.

Term Loans under the Credit Facility initially provided $345,000 to the Company and are due in quarterly payments of $863 through April 1, 2010, and $81,938 thereafter, with final payment due February 11, 2011. Interest is due quarterly at the Base Rate plus the Applicable Margin or the Eurodollar Rate plus the Applicable Margin (1.75% per annum or 2.75% per annum, respectively) at April 1, 2005.

The Credit Facility requires defined prepayments of borrowings based on excess cash flows and certain other events. No prepayments were required based on 2005 operating results.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

9.5% Senior Subordinated Notes—The Company has senior subordinated notes totaling $320,000 with various financial institutions at April 1, 2005. Interest on the Notes is due semiannually at a fixed annual rate of 9.5%. The Notes are due on February 15, 2013, or upon a defined change in control or certain offering and are general unsecured obligations of DynCorp International LLC and certain guarantor subsidiaries.

Prior to February 15, 2009, the Company can redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount of the Notes plus a defined make-whole premium, plus accrued interest to the redemption date. After February 15, 2009, the Company can redeem the Notes, in whole or in part, at defined redemption prices, plus accrued interest to the redemption date. The Company can also redeem up to 35% of the original aggregate principal amount of the Notes at any time before February 15, 2008, with the net cash proceeds of certain equity offerings at a price equal to 109.5% of the principal amount of the Notes, plus accrued interest to the redemption date. The holders of the Notes may require the Company to repurchase the Notes at defined prices in the event of certain asset sales or change-of-control events.

The Credit Facility and the Notes contain various financial covenants, including minimum levels of EBITDA, minimum interest and fixed charge coverage ratios, and maximum capital expenditures and total leverage ratio. Nonfinancial covenants restrict the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness, prepay other indebtedness, or amend certain debt instruments; pay dividends; create liens on assets; enter into sale and leaseback transactions; make investments, loans, or advances; issue certain equity instruments; make acquisitions; engage in mergers or consolidations or engage in certain transactions with affiliates; and otherwise restrict certain corporate activities.

At April 1, 2005, the Company was not able to pay any dividends based on the restrictions limiting the payment of dividends by the Company and its subsidiaries under the Credit Facility and the Notes.

The Company was in compliance with its various financial and non financial covenants at April 1, 2005.

The carrying amount of the Company’s borrowings under its Credit Facility approximates fair value based on the variable interest rates of this debt. The carrying value of the Company’s other long-term debt approximates fair value based on its recent issuance.

Scheduled maturities of long-term debt for each of the fiscal years subsequent to April 1, 2005, are as follows:

April 1, 2005
2006	$37,588
2007	3,450
2008	3,450
2009	4,312
2010	3,450
Thereafter	647,750

$700,000

Note 11—Commitments and Contingencies

Commitments

The Company has operating leases for the use of certain property and equipment. Operating leases are noncancelable, cancelable only by the payment of penalties, or cancelable upon one month’s notice. All lease

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

payments are based on the lapse of time but include, in some cases, payments for insurance, maintenance, and property taxes. There are no purchase options on operating leases at favorable terms, but most leases have one or more renewal options. Certain leases on real estate property are subject to annual escalations for increases in utilities and property taxes. Lease rental expense amounted to $8,553, $503, $19,588, $11,271, and $1,748 for the period from March 30, 2002 to March 7, 2003, the 21 days ended March 28, 2003, the year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005, and the 49 days ended April 1, 2005, respectively.

Minimum fixed rentals required for the next five years and thereafter under operating leases in effect at April 1, 2005, are as follows:

Fiscal Year	Real Estate	Equipment
2006	$10,257	$1,987
2007	2,242	843
2008	926	751
2009	130	55
2010	—	—
Thereafter	—	—

	$13,555	$3,636

The Company has no significant long-term purchase agreements with service providers.

Contingencies

The primary financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. Departments and agencies of the U.S. federal government account for all but minor portions of the Company’s customer base, minimizing credit risk. Furthermore, the Company continuously reviews all accounts receivable and records provisions for doubtful accounts as needed.

Litigation

The Company and its subsidiaries and affiliates are involved in various claims and lawsuits, including contract disputes and claims based on allegations of negligence and other tortious conduct. In most cases, the Company has denied or believes it has a basis to deny liability, and in some cases has offsetting claims against the plaintiffs, third parties, or insurance carriers. The Company has recorded such damages and penalties that are considered to be probable recoveries against the Company or its subsidiaries.

On September 11, 2001, a class action lawsuit seeking $100,000 on behalf of approximately 10,000 citizens of Ecuador was filed against the Company. The lawsuit alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic crops along the Colombian border adjacent to Ecuador. The terms of the contract with the client, the U.S. Department of State, provide that the Department of State will indemnify the Company against all third-party claims and liabilities arising out of the contract that are not otherwise covered by insurance, subject to certain specified funding ceilings. The Company is also entitled to indemnification by CSC in connection with this lawsuit, subject to certain limitations. In addition, the Company expects to be protected by the government contractor immunity defense.

Sometime in 2004 or early in 2005, an Iraqi company filed three separate actions against the Company for an aggregate amount of approximately $50,000 in rental fees and other payments allegedly owed by the

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Company in connection with its lease of three hotels in Baghdad. The Company has no relationship with the Iraqi company and is not in privity of contract with it. The Company leases the hotels from another company. In the event that the court decides against the Company in this lawsuit, it could have a material adverse affect on the Company’s financial condition.

On May 29, 2003, Gloria Longest, a former accounting manager for the Company, filed suit against us under the False Claims Act and the Florida Whistleblower Statute, alleging that we submitted false claims to the government on our International Narcotics & Law Enforcement Affairs contract with the Department of State. The action, titled “Gloria Longest, Relator, on behalf of U.S. Attorney and DOJ v. DynCorp International LLC and CSC”, was filed in the U.S. District Court for the Middle District of Florida under seal. The complaint does not demand any specific monetary damages. The case was unsealed in 2005, and we learned of the existence of the action on August 15, 2005 when we were served with the complaint. The U.S. government has not joined the action at this time pending the results of its independent investigation into the allegations contained in the complaint. In the event that a court decides against us in this lawsuit, it could have a material adverse effect on our operating performance.

It is the opinion of Company management that ultimate liability, if any, with respect to these and any other disputes will not be material to the Company’s consolidated financial statements.

Note 12—Shareholder’s Equity, Shares Subject to Mandatory Redemption and Earnings Per Share

The certificate of incorporation authorizes the Company to issue up to:

(1) 50,000 shares of Series A-1 cumulative preferred stock, par value $.01 per share, and

(2) 300,000 shares of Series A-2 cumulative preferred stock, par value $.01 per share.

At April 1, 2005, 50,000 shares of Series A-1 preferred stock and 75,000 shares of Series A-2 preferred stock were issued and outstanding.

Each series of the preferred stock accumulates dividends at the rate of 13.0% per annum. Dividends compound to the extent not paid in cash. Noncompliance with the terms of the preferred stock will trigger dividends accruing and compounding quarterly at a rate of 15.0% per annum.

In February 2015, the Company is required to redeem the Series A-1 and A-2 preferred stock and to pay all accumulated but unpaid dividends. Subject to restrictions imposed by certain indebtedness, the Company may redeem shares of the Series A-1 and A-2 preferred stock at a redemption price equal to 100% of liquidation value plus accumulated and unpaid dividends plus a defined premium.

If the Company consummates a defined initial public offering prior to February 12, 2008, and the IPO proceeds are used to redeem to preferred stock, the premium shall equal 3.0% of the issuance price.

In certain circumstances (including a change of control of the Company), subject to restrictions imposed by certain indebtedness, the Company may be required to repurchase shares of the preferred stock at liquidation value plus accumulated and unpaid dividends. If the Company liquidates, dissolves or winds up, whether voluntary or involuntary, no distribution shall be made either (i) to those holders of stock ranking junior to the preferred stock, unless prior thereto the holders of the preferred stock receive the total value for each share of preferred stock plus an amount equal to all accrued dividends thereon as of the date of such payment or (ii) to the

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

holders of stock ranking pari passu with the preferred stock ( the “parity stock”), except distributions made ratably on the preferred stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon liquidation, dissolution or winding up of the Company

The Company classifies the liquidation value of Series A-1 and A-2 preferred stock and the related accumulated and unpaid dividends as long-term liabilities since these amounts are required to be redeemed in February 2015. The preferred dividends related to the Series A-1 and A-2 preferred stock are included in interest expense.

Accumulated but unpaid dividends amounted to $2,182 and are included in the redemption value at April 2, 2005.

Pro Forma Earnings Per Share (Unaudited)

In contemplation of a public offering, we have included an unaudited computation of pro forma earnings per share. The Company expects to pay a $100.0 million special distribution after the proposed initial public offering to the holders of Class B common stock. Accordingly, the earnings per share is calculated to include the incremental shares issued for the special distribution as if issued and outstanding and to include the impact of a stock conversion of approximately 64 to 1 to be effective immediately prior to our public offering.

All of the pro forma share amounts following the subtotal caption in the following table are adjusted to reflect the automatic conversion, upon the payment in full of the special Class B distribution, of each outstanding share of Class B common stock into outstanding shares of Class A common stock on a one-for-one basis.

Successor
Pro forma loss per share (In thousands)	49 Days Ended April 1, 2005
Numerator:
Net Loss	$(3,104)

Denominator:
Denominator for basic and diluted earnings per common share—adjusted weighted average common shares (Historical)	500,000
Stock split	64:1
Sub-total	32,000,000

Additional pro forma shares deemed issued	6,250,000

Denominator for basic and diluted earnings per common share—adjusted weighted average common shares	38,250,000

Note 13—Equity Incentive Plans

Immediately prior to the acquisition of DynCorp by CSC on March 7, 2003, all outstanding and exercisable DynCorp stock options, whether or not vested, were canceled and the holders became entitled to receive a cash payment equal to the excess, if any, of the merger consideration over the exercise price of the DynCorp stock option. Each outstanding share of DynCorp stock was converted into $15.00 cash and 1.394 shares of CSC stock.

The Company participated in CSC’s eight stock incentive plans, which authorize the issuance of stock options, restricted stock and other stock-based incentives to employees upon terms approved by the Compensation Committee of the Board of Directors.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Information concerning CSC stock options granted to employees of the Company is as follows:

	Fiscal 2004		Period From April 3, 2004 to February 11, 2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	—	$—	45,000	$33.83
Granted	45,000	33.83	57,725	39.04
Exercised	—	—	—	—
Canceled	—	—	81,225	37.27

Outstanding, end of period	45,000	$33.83	21,500	$34.86

No CSC stock options were granted to Company employees prior to fiscal 2004. At April 2, 2004 and February 12, 2005, there were 3,000 and 21,500 stock options exercisable, respectively.

	April 2, 2004 Options Outstanding
Range of Option Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$33.16	40,000	$33.16	9.08
$39.19	5,000	$39.19	9.48

On February 12, 2005, all unvested CSC stock options were canceled as a result of the sale.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Note 14—Composition of Certain Financial Statement Captions

	Immediate Predecessor April 2, 2004	Successor April 1, 2005
Prepaid expenses and other current assets:
Prepaid expenses	$11,457	$13,074
Inventories	7,687	3,596
Work-in-process	4,408	9,320
Note receivable	487	258

	$24,039	$26,248

Property and equipment at cost:
Computers and other equipment	$3,500	$6,239
Buildings and improvements	385	428
Leasehold improvements	147	1,263
Office furniture and fixtures	138	2,954

	4,170	10,884
Less accumulated depreciation and amortization	(648)	(227)

	$3,522	$10,657

Other assets:
Investments in affiliates	$487	$629

Other accrued liabilities:
Insurance	$22,600	$11,902
Interest	—	7,349
Billings in excess of revenues on uncompleted contracts	165	3,044
Accrued contract losses	—	602
Other	1,026	594

	$23,791	$23,491

Accrued payroll and employee benefits:
Salaries, bonuses, and amounts withheld from employees’ compensation	$37,573	$37,615
Accrued vacation	12,450	16,883
Accrued contributions to employee benefit plans	1,512	1,689

	$51,535	$56,187

Note 15—Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Expense	Deductions(1)	Balance at End of Period
Allowance for doubtful accounts:
March 30, 2002—March 7, 2003	$1,178	$882	$—	$2,060
March 8, 2003—March 28, 2003	2,060	—	—	2,060
March 29, 2003—April 2, 2004	2,060	—	(872)	1,188
April 3, 2004—February 11, 2005	1,188	4,338	(1,026)	4,500
February 12, 2005—April 1, 2005	4,500	—	—	4,500

(1)	Uncollectible accounts written off net of recoveries.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

Note 16—Segment and Geographic Information

The Company’s business primarily involves providing worldwide maintenance support to U.S. military aircraft and various defense technical services. The Company is organized into two major business areas: FTS and ITS. FTS primarily offers aviation services, including maintenance and modifications, training, aftermarket logistics support, avionics upgrades, field installations, and aircraft operations and training. ITS primarily offers base maintenance/operations and personal and physical security services. The Company provides services domestically and in foreign countries under contracts with the U.S. government and some foreign customers. The risks associated with the Company’s foreign operations relating to foreign currency fluctuation and political and economic conditions in foreign countries have not had a significant negative impact to the Company. The Company operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards, and audits by various U.S. federal agencies.

The DynCorp International Home Office component represents assets not included in a reporting segment and is primarily comprised of cash and cash equivalents, deferred tax assets and liabilities, internally developed software, fixed assets, unallocated general corporate costs, and depreciation and amortization related to long-lived assets.

The reporting segments follow the same accounting policies outlined in Note 1. All inter-segment transactions and balances have been eliminated from the reporting segments’ presented results.

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

The table below presents financial information for the respective periods, for the two reportable segments, and for financial items that cannot be allocated to either operating segment:

	Field Technical Services	International Technical Services	DynCorp International Home Office	Total
Original Predecessor
Period From March 30, 2002 to March 7, 2003:
Revenues	$447,721	$411,552	$(161)	$859,112
Earnings before interest and taxes	15,969	18,702	(3,875)	30,796
Depreciation and amortization	544	596	(198)	942

Immediate Predecessor
21 Days Ended March 28, 2003:
Revenues	$30,805	$28,435	$—	$59,240
Earnings before interest and taxes	1,081	998	—	2,079
Depreciation and amortization	157	144	—	301
Assets	221,557	260,755	(1,215)	481,097
Fiscal Year Ended April 2, 2004:
Revenues	$582,476	$631,672	$141	$1,214,289
Earnings before interest and taxes	25,144	26,189	(113)	51,220
Depreciation and amortization	2,358	6,382	48	8,788
Assets	253,673	326,158	(2)	579,829
Period From April 3, 2004 to February 11, 2005:
Revenues	$594,480	$1,059,713	$112	$1,654,305
Earnings before interest and taxes	27,755	68,198	(1,434)	94,519
Depreciation and amortization	3,878	2,731	28	6,637
Assets	257,747	462,662	14,638	735,047

Successor
49 Days Ended April 1, 2005:
Revenues	$93,674	$173,007	$(77)	$266,604
Earnings before interest and taxes	3,662	3,447	76	7,185
Depreciation and amortization	1,500	4,045	542	6,087
Assets	310,303	821,649	16,241	1,148,193

DYNCORP INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands)

A reconciliation of earnings before interest and taxes to net income (loss) is as follows:

	Original Predecessor	Immediate Predecessor			Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year 2004	Period From April 3, 2004 to February 11, 2005	49 Days Ended April 1, 2005
Earnings before interest and taxes	$30,796	$2,079	$51,220	$94,519	$7,185
Interest income	43	2	64	170	7
Interest expense	—	—	—	—	(8,054)
Interest on mandatory redeemable shares	—	—	—	—	(2,182)
Income taxes	(11,973)	(852)	(19,924)	(34,956)	(60)

Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(3,104)

The Company’s management believes that earnings before interest and taxes provides useful information in order to assess the Company’s performance and results of operations. The measure is utilized to determine executive compensation, along with other measures.

Revenue by geography for the period from March 30, 2002 to March 7, 2003, 21 days ended March 28, 2003, the period from April 3, 2004 to February 11, 2005, and the 49 days ended April 1, 2005, is as follows. Revenue by geography is based on the location of the provision of service.

	Original Predecessor	Immediate Predecessor		Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Period From April 3, 2004 to February 11, 2005	49 Days Ended April 1, 2005
United States	$436,708	$578,671	$557,700	$97,455
Middle East	140,207	338,868	816,084	130,312
Other Americas	120,709	146,892	132,920	20,023
Europe	94,425	93,827	88,449	8,192
Other	67,063	56,031	59,152	10,622

Total	$859,112	$1,214,289	$1,654,305	$266,604

The Company operates with insignificant values of property and equipment.

The Company derives the majority of its revenues from departments and agencies of the U.S. government. U.S. federal government revenue accounted for 94.8% and 95.3% of the Company’s revenues for the period from March 30, 2002 to March 7, 2003, and fiscal 2004, respectively. At April 2, 2004 and April 1, 2005, accounts receivable due from the U.S. federal government represented 97.9% and 98.1% of total receivables, respectively.

* * * * *

Schedule I—Condensed Financial Information of Registrant

DynCorp International, Inc.

Condensed Balance Sheet

(In thousands)

April 1, 2005
Assets
Investment in subsidiaries	$223,908

Liabilities
Shares subject to mandatory redemption—Series A preferred stock, stated value $125,000; 350,000 share authorized; 125,000 shares issued and outstanding; redemption value of $127,182 at April 1, 2005	$126,990

Shareholder’s Equity
Common stock, $0.01 par value—500,000 shares authorized; 500,000 shares issued and outstanding	5
Additional paid-in capital	99,995
Accumulated deficit	(3,104)
Accumulated other comprehensive income	22

Total	96,918

Total liabilities and shareholder’s equity	$223,908

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued

DynCorp International, Inc.

Condensed Statement of Operations

(In thousands)

49 Days Ended April 1, 2005
Equity in loss of subsidiaries, net of tax	$922
Interest on mandatory redeemable shares	2,182

Net Loss	$3,104

Basic and diluted loss per common share:
Net loss	$6.21

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued

DynCorp International, Inc.

Condensed Statement of Cash Flows

(In thousands)

49 Days Ended April 1, 2005
Net cash flows from operating activities:
Net loss	$(3,104)
Adjustments to reconcile net loss to net cash used for operations:
Noncash interest expense (redeemable preferred stock dividend)	2,182
Equity in loss of subsidiaries	922

Net cash used for operating activities	—

Net cash flows from investing activities:
Businesses acquired	(224,825)

Net cash flows from financing activities:
Capital contributions	224,825

Net change in cash and cash equivalents	—
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$—

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued

DynCorp International, Inc.

Notes to Schedule

Note 1.	Basis of Presentation

Pursuant to rules and regulations of the Securities and Exchange Commission, the unconsolidated condensed financial statements of DynCorp International, Inc. (DynCorp) do not reflect all of the information and notes normally included with financial statements prepared in accordance with generally accepted accounting principles. Therefore these financial statements should be read in conjunction with DynCorp’s consolidated financial statements and related notes.

Accounting for subsidiaries—Dyncorp has accounted for the loss of its subsidiaries under the equity method in the unconsolidated condensed financial statements.

Note 2.	Dividends Received from Consolidated Subsidiaries

DynCorp has received no dividends from its consolidated subsidiaries. DynCorp International, LLC (LLC), a consolidated subsidiary of DynCorp, has covenants related to its long-term debt, including restrictions on dividend payments at April 1, 2005. As of that date, LLC’s accumulated deficit and net assets were not free from such restrictions.

* * * * *

DYNCORP INTERNATIONAL INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Immediate Predecessor	Successor
In thousands, except per share data	Nine Months Ended December 31, 2004	Nine Months Ended December 30, 2005
	(Unaudited)	(Unaudited)
Revenues	$1,400,054	$1,418,245

Costs of services	1,263,414	1,262,255
Selling, general and administrative	46,452	59,874
Depreciation and amortization	5,095	32,763

Operating income	85,093	63,353
Other expense (income):
Interest expense	—	42,278
Interest on mandatory redeemable shares	—	14,149
Interest income	(130)	(166)

Income before income taxes	85,223	7,092
Provision for income taxes	30,779	5,607

Net income	$54,444	$1,485

Net income per common share:
Basic and diluted		$2.97
Weighted average common shares outstanding:
Basic and diluted		500,000
Pro forma net income per share (Note 12 and unaudited):
Basic and diluted		$0.04
Pro forma weighted average shares outstanding (Note 12 and unaudited):
Basic and diluted		38,250,000

See notes to condensed consolidated financial statements.

DYNCORP INTERNATIONAL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

	Successor
In thousands	April 1, 2005	December 30, 2005
		(Unaudited)
Current assets:
Cash and cash equivalents	$13,474	$24,803
Receivables, net of allowance for doubtful accounts of $4,500 and $5,257 at April 1, 2005 and December 30, 2005, respectively	422,514	390,969
Deferred tax asset	—	1,375
Prepaid expenses and other current assets	26,248	29,306

Total current assets	462,236	446,453

Property and equipment at cost, less accumulated depreciation of $227 and $2,322 at April 1, 2005 and December 30, 2005, respectively	10,657	9,737

Other assets:
Goodwill	344,545	418,745
Tradename	18,318	18,318
Customer related intangibles, net of accumulated amortization of $5,094 and $33,877 at April 1, 2005 and December 30, 2005, respectively	285,287	256,504
Other intangibles, net of accumulated amortization of $383 and $2,744 at April 1, 2005 and December 30, 2005, respectively	7,083	6,627
Deferred financing costs, net of accumulated amortization of $383 and $2,524 at April 1, 2005 and December 30, 2005, respectively	19,438	17,297
Deferred income taxes	—	7,750
Other assets	629	2,045

Total other assets	675,300	727,286

Total assets	$1,148,193	$1,183,476

See notes to condensed consolidated financial statements.

DYNCORP INTERNATIONAL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

LIABILITIES AND SHAREHOLDER’S EQUITY

	Successor
In thousands	April 1, 2005	December 30, 2005
		(Unaudited)
Current liabilities:
Current portion of long-term debt	$37,588	$2,588
Accounts payable	135,677	104,867
Accrued payroll and employee costs	56,187	55,351
Accrued expenses - related party	8,866	11,843
Other accrued expenses	23,491	34,330
Income taxes	60	2,781

Total current liabilities	261,869	211,760

Long-term debt—less current portion	662,412	659,825
Other long-term liabilities	4	—
Shares subject to mandatory redemption Series A preferred stock, stated value $125,000; 350,000 shares authorized; 125,000 shares and 190,550 issued and outstanding; redemption value $127,182 and $213,020 at April 1, 2005 and December 30, 2005, respectively	126,990	212,828
Commitments and contingencies
Shareholder’s equity:
Common stock, $0.01 par value—500,000 shares authorized; 500,000 shares issued and outstanding at April 1, 2005 and December 30, 2005, respectively	5	5
Additional paid-in capital	99,995	100,993
Accumulated deficit	(3,104)	(1,619)
Accumulated other comprehensive income (loss)	22	(316)

Total shareholder’s equity	96,918	99,063

Total liabilities and shareholder’s equity	$1,148,193	$1,183,476

See notes to condensed consolidated financial statements.

DYNCORP INTERNATIONAL INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Immediate Predecessor	Successor
In thousands	Nine Months Ended December 31, 2004	Nine Months Ended December 30, 2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities from continuing operations:
Net income	$54,444	$1,485
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations:
Depreciation and amortization	5,737	33,390
Deferred financing cost amortization	—	2,141
Compensation expense related to Class B equity participation	—	998
Noncash interest expense (redeemable preferred stock dividend)	—	14,149
Income from equity joint ventures	—	81
Provision for losses on accounts receivable	2,949	683
Deferred taxes	—	(6,187)
Changes in operating assets and liabilities:
Accounts receivable	(105,136)	30,862
Prepaid expenses and other current assets	(14,471)	(3,058)
Accounts payable and accruals	44,919	(23,283)
Income taxes payable	(1,589)	2,901

Net cash (used in) provided by operating activities	(13,147)	54,162

Cash flows from investing activities:
Purchases of property and equipment	(8,324)	(1,338)
Proceeds from sale of property, plant and equipment	—	11
Payment for computer software upgrade	—	(2,153)
Other assets	(77)	(58)

Net cash used in investing activities	(8,401)	(3,538)

Cash flows from financing activities:
Net transfers from parent company	32,884	—
Payments on credit facility	—	(35,000)
Payments on acquisition debt	—	(2,587)
Payments for offering expenses	—	(1,225)
Purchase of interest rate cap	—	(483)

Net cash provided by (used in) financing activities	32,884	(39,295)

Net increase in cash and cash equivalents	11,336	11,329
Cash and cash equivalents at beginning of period	6,510	13,474

Cash and cash equivalents at end of period	$17,846	$24,803

See notes to condensed consolidated financial statements.

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

Note 1—Description of Organization

DynCorp International Inc. (the “Successor Parent”) was a newly formed entity affiliated with The Veritas Capital Fund II, L.P. (“Veritas”) created for the primary purpose to acquire certain assets of DynCorp and other wholly owned legal entities under common control on February 11, 2005, which is referred to as the “2005 Acquisition.” As of February 11, 2005, DynCorp as a result of being acquired on March 7, 2003, was wholly owned by Computer Sciences Corporation (“CSC”). The formation of the reorganized DynCorp International LLC is the result of transfers of net assets and other wholly owned legal entities by entities under common control.

The acquisition by CSC and the 2005 Acquisition were accounted for under the purchase method, and accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the dates of the acquisitions and, for the 2005 Acquisition, is subject to future adjustments. (See Note 3 for further discussion.) Therefore, the periods presented in the accompanying financial statements reflect a new basis of accounting beginning March 8, 2003 and February 12, 2005. The financial statements from March 8, 2003 to February 11, 2005 are referred to as the “immediate predecessor period” statements and the statements from February 12, 2005 forward are referred to as the “successor period” statements.

DynCorp International Inc. through its subsidiaries (together, the “Company”) provides specialized mission-critical outsourced technical services to civilian and military government agencies. Key offerings include aviation services, including maintenance and related support, as well as base maintenance/operations and personal and physical security services. Primary customers include the U.S. Departments of Defense and State, but also include other government agencies, foreign governments, and commercial customers.

Note 2—Basis of Presentation and Principles of Consolidation

Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. These condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that all disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto included herein for the fiscal year ended April 1, 2005.

In the opinion of management, all adjustments necessary to fairly present the Company’s financial position at December 30, 2005, and April 1, 2005 and results of operations and cash flows for the nine months ended December 30, 2005 and December 31, 2004 have been included. The results of operations for the nine months ended December 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year or for any future periods.

The Company uses estimates and assumptions required for preparation of the financial statements. The estimates are primarily based on historical experience and business knowledge and are revised as circumstances change. However, actual results could differ from the estimates.

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

Principles of Consolidation

The consolidated financial statements have been prepared from the separate records maintained by divisions comprising the Company and may not necessarily be indicative of the conditions that would have existed, or the results of operations if the Company had been operated as a separate company prior to February 12, 2005.

The historical financial statements prior to February 12, 2005, do not reflect the impact of many significant events and changes that have occurred as a result of the separation from CSC, including, but not limited to, the establishment of a stand-alone capital structure; the issuance of the debt securities necessary to effect the sale (and the related incurrence of interest expense); and the creation of independent information technology, purchasing, banking, insurance, and employee benefits programs.

All intercompany transactions and balances have been eliminated in consolidation. All wholly owned subsidiaries have been included in the financial statements. The Company has no active majority-owned subsidiaries. Investments in which the Company owns a 20% to 50% ownership interest are accounted for by the equity method. These investments are in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies. The Company has no investments in business entities of less than 20%.

The following table sets forth the Company’s ownership in joint ventures and companies that are not consolidated into the Company’s financial statements as of December 30, 2005, and are accounted for by the equity method. For all of the entities listed below, the Company has the right to elect half of the board of directors or other management body. Economic rights are indicated by the ownership percentages listed below.

Dyn Al-Rushaid Services LLC	50.0%
Dyn Egypt LLC	50.0%
DynCorp-Hiberna Ltd.	50.0%
DynPuertoRico Corporation	49.9%
Babcock DynCorp Limited	40.0%

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) revised Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock Based Compensation.” The revised SFAS 123 (SFAS 123(R)), “Share-Based Payment,” supersedes Accounting Principles Board No. 25 (APB No. 25), “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The effective date of SFAS 123(R) for nonpublic entities is as of the beginning of the first annual reporting period that begins after December 15, 2005. The effective date for a nonpublic entity that becomes a public entity after June 15, 2005 and does not file as a small business issuer is the first annual reporting period beginning after the entity becomes a public entity. Effective October 1, 2005, the Company adopted SFAS 123(R) using the modified prospective application transition method. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and restricted stock grants related to the company’s incentive plans, to be based on fair values. SFAS 123(R) supersedes the Company’s previous accounting for these plans under APB 25 for the periods beginning October 1, 2005. The

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

adoption of SFAS 123(R) did not have a material impact on the Company’s consolidated financial statements. Financial statements for prior interim periods, fiscal years and predecessor periods do not reflect any restated amounts as a result of this adoption in accordance with the modified prospective application transition method under SFAS 123(R).

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47) “Accounting for Conditional Retirement Obligations,” which clarifies the term “conditional asset retirement obligations,” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event and if the liability’s fair value can be reasonably estimated. If the liability’s fair value cannot be reasonably estimated, then the entity must disclose a description of the obligation, the fact that a liability has not been recognized, and the reasons why the liability cannot be reasonably estimated. The requirements of FIN 47 are effective for fiscal periods ending after December 15, 2005. The Company is currently evaluating the impact of the adoption of FIN 47.

Note 3—Acquisitions

February 11, 2005 Transaction

On February 11, 2005, the Successor Parent completed the acquisition of all of the outstanding equity securities of DynCorp International LLC for a purchase price of $936,977, including $775,000 of cash, preferred stock of the Successor Parent valued at $140,550, the accumulated dividend on preferred issued as a result of the working capital settlement described below of $6,139, and transaction expenses. The cash payment and transaction expenses were financed through the issuance of the 9.5% Senior Subordinated Notes, borrowings under the Credit Facility, and the Successor Parent’s investment of $150,000.

The original purchase price was subject to an adjustment to the extent that the net working capital of the Company differs from the original agreed-upon level. As required under the purchase agreement related to the 2005 Acquisition, CSC delivered to the Company a draft calculation of the net working capital on April 6, 2005. The Company delivered to CSC a notice objecting to the draft calculation on May 5, 2005. The Company and CSC agreed upon the final calculation on October 27, 2005, which is referred to as the settlement date. The working capital settlement agreement resulted in an increase to the purchase price in an amount of $65,550 payable in shares of preferred stock of the Successor Parent. The preferred shares issued in connection with the working capital settlement agreement accumulate dividends from the date of acquisition, February 11, 2005. The Company has recorded the settlement amount, which includes both the preferred stock issued (i.e., $65,550) and the accumulated dividend through October 27, 2005 (i.e., $6,100), as an increase to goodwill and shareholder’s equity at December 30, 2005. Related to the accumulated amount of $6,100, the Company recorded a deferred tax liability in the amount of $2,200 with a corresponding increase to goodwill.

In addition to the working capital settlement previously described, the Company agreed to assume additional liability related to worker’s compensation programs in effect prior to the acquisition date. The Company has recorded as an adjustment to the original purchase price by increasing worker’s compensation liability by $5,449 and increasing goodwill in a like amount.

The goodwill recorded related to the 2005 Acquisition was based on preliminary purchase price allocations. The Company finalized the tax treatment on two items during the third quarter, which resulted in an increase of deferred tax asset and a reduction of goodwill in the amount of $5,192.

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

The acquisition was accounted for under the purchase method, and accordingly, the original purchase price of the acquisition was allocated to the net assets acquired based on preliminary estimates of the fair values at the date of the acquisition and are subject to future adjustments.

A current summary of the assets acquired and liabilities assumed in the acquisition is as follows:

Estimated Fair Values
Accounts receivable	$364,170
Prepaid expenses and other current assets	36,008
Intangible assets	312,068
Property and equipment	10,640
Other assets	13,831
Accounts payable and accrued expenses	(216,227)
Other long-term liabilities	(2,258)
Goodwill	418,745

Purchase price	936,977
Less cash received	8,036

Purchase price, net of cash received	$928,941

The intangible assets include customer relationships and internally developed technologies of $290,381 and $3,369, respectively. The customer relationships were valued at the contract level and are amortized ratably over the estimated life used in determining contract specific value. When measuring across all contracts, customer relationships have a weighted-average estimated useful life of approximately 8.5 years. The internally developed technologies have an estimated useful life of 2 years and are amortized ratably over the useful life.

The current estimate of recognized goodwill of $418,745 is assigned to the reportable segments as follows: Field Technical Services—$99,912 and International Technical Services—$318,833. The goodwill is not amortized for financial reporting purposes but is amortized for tax purposes.

In connection with the acquisition, Veritas was paid a $12,100 transaction fee and reimbursed for $880 of expenses. The Company also paid $3,875 of employee retention bonuses, which were expensed over the six-month period beginning February 12, 2005.

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

Note 4—Stock-Based Compensation and Class B Equity Participation

CSC issued stock options to employees, including DynCorp International employees, prior to February 11, 2005. DynCorp International accounts for stock-based employee compensation under the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the following pro forma net income information for the immediate predecessor period is presented as if DynCorp International had accounted for stock-based employee compensation using the fair-value-based method. Under the fair-value method, the estimated fair value of stock incentive awards is charged against income on a straight-line basis over the vesting period.

Immediate Predecessor
Nine Months Ended December 31, 2004
Net income, as reported	$54,444
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(46)

Pro forma net income	$54,398

Immediately prior to the acquisition of DynCorp by CSC on March 7, 2003, all outstanding and exercisable DynCorp stock options, whether or not vested, were cancelled and the holders became entitled to receive a cash payment equal to the excess, if any, of the merger consideration over the exercise price of the DynCorp stock option. Each outstanding share of DynCorp stock was converted into $15.00 cash and 1.394 shares of CSC stock. On February 12, 2005, all unvested CSC stock options were cancelled as a result of the 2005 Acquisition.

Class B Equity Participation

On November 22, 2005, certain members of management and the Successor Parent’s outside directors were granted a participating interest in the profits through a plan that granted them Class B interests in DIV Holding LLC. DIV Holding LLC conducts no operations and was established for the primary purpose of holding the equity of the Successor Parent. At this time, the aggregate individual grants are approximately 6.2% of the Class B interests of DIV Holding LLC. Pursuant to the terms of the operating agreement governing DIV Holding LLC, the holders of Class B interests are entitled to receive up to 7.5% of all distributions made by DIV Holding LLC after the holders of the Class A interests in DIV Holding LLC have received a return of their invested capital, provided that the holders of the Class A interests have received 8% per annum internal rate of return (compounded annually) on their invested capital. The Class B interests are subject to a five-year vesting schedule with any unvested interest reverting to the holders of Class A interests in the event they are forfeited or repurchased. The Company retained an independent party to conduct a fair value analysis of the Class B interests granted to management and outside directors. Based on this analysis, the fair value of the Class B interests granted to certain members of management and outside directors was determined to be $7,360. In the three months ended December 30, 2005, the Company recognized non-cash compensation expense of $998. Assuming each grant fully vests, the Company will recognize additional non-cash compensation expense as follows:

FY 2006	FY 2007	FY 2008	FY 2009	FY 2010
$1,430	$2,508	$1,378	$744	$302

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

Note 5—Transactions between Parents and the Company

During the nine-month period ended December 31, 2004, the Company’s predecessor parents allocated $7,843 of expenses to the Company incurred for providing executive oversight and corporate headquarter functions, consolidation accounting, treasury, tax, legal, public affairs, human resources, information technology and other services. These allocations have been determined on bases that are consistent with allocations to the parents’ other operations, and the Company considers the allocations to be reasonable reflections of the utilization of services provided or the benefit received by the Company. CSC will continue to perform certain of these functions under a transition services agreement, described below, until the Company assumes full responsibility for them as a separate company. Until then, the Company’s costs for these functions will include both charges from CSC under the Transition Services Agreement and the Company’s own costs to initiate and perform these functions.

Transition Services Agreement

The Company and CSC entered into a Transition Services Agreement (“Agreement”) at the closing of the sale of the Company on February 11, 2005. The Agreement sets forth the terms and conditions under which the Company and CSC provide certain services to each other.

The Agreement commenced on the closing of the sale, and each party is obligated to provide specified services for terms ranging from six months to ten years following the closing, unless terminated earlier.

Fees are generally payable on an hourly basis for services performed by individuals or on a fixed monthly charge for the use of systems and related support.

Under the Agreement, the Company is obligated to provide, upon CSC’s request, consultative services relating to legacy employee benefit plans and related matters, and is required to continue to host electronic mail services for specified units of DynCorp that remain as subsidiaries of CSC.

Under the Agreement, CSC agreed to provide the Company with the following significant services:

•	Infrastructure and application support for the Company’s financial and enterprise resource planning systems.

•	Payroll tax processing services for a significant portion of the employees of the Company through May 2005.

•	Upon request of the Company, consultative services in the areas of accounting, government contract compliance, treasury services, and risk management.

Client Service Agreements – CSC and the Company have agreed to continuation and transition terms for certain areas where the two entities support each other’s clients.

Intellectual Property Agreements – CSC has entered into various Intellectual Property Agreements (“IP Agreements) with the Company for certain CSC-owned intellectual property, such as trademark and software license agreements. There is no fee for the granting of the identified licenses to the Company. The IP Agreements were recorded at fair value on February 11, 2005 (see Note 3). The IP Agreements generally provide the Company with an exclusive, perpetual, irrevocable (but terminable) worldwide, royalty-free, fully paid up license to use the intellectual properties. The term of the IP Agreements commenced on the date of the sale of the

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

Company to the Successor Parent and continues as long as the licensee continues to use any of the intellectual property, unless sooner terminated. The IP Agreements may be terminated if an acquisition of the Company takes place, the Company submits in writing to CSC a request to terminate the contract, and CSC may terminate if the Company commits a material breach of these IP Agreements, as described in the IP Agreements.

Transactions under the above agreements were as follows for the nine months ended December 30, 2005:

Service Provider
CSC	$1,457
Company	$2

Management Fee

The Company has agreed to pay Veritas an annual management fee of $300. The Company recorded $225 of these fees during the nine months ended December 30, 2005.

Note 6—Other Intangible Assets

A summary of amortizable intangible assets as of April 1, 2005 and December 30, 2005 is as follows:

	Weighted Average Amortization Period	April 1, 2005		December 30, 2005
		Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Customer-related intangible asset	8.5	$290,381	$(5,094)	$290,381	$(33,877)
Other	3.9	7,466	(383)	9,371	(2,744)
Deferred financing costs	7.1	19,821	(383)	19,821	(2,524)

		$317,668	$(5,860)	$319,573	$(39,145)

Amortization expense for customer-related and other intangibles was $31,144 for the nine months ended December 30, 2005. Deferred financing cost is amortized through interest expense. Amortization related to deferred financing costs was $2,141 for the nine months ended December 30, 2005. Estimated amortization related to intangible assets at December 30, 2005 for fiscal 2006 through 2010, is as follows: $42,905, $42,679, $40,729, $37,560, and $37,488, respectively.

Note 7—Receivables

Receivables consist of the following:

	Period Ending
	April 1, 2005	December 30, 2005
Billed	$169,229	$185,272
Unbilled	243,362	200,883
Unbilled – related party	6,409	3,132
Other receivables	3,514	1,682

	$422,514	$390,969

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

Unbilled receivables at April 1, 2005 and December 30, 2005 include $54,484 and $31,017, respectively, related to costs incurred on projects for which the Company has been requested by the customer to begin work under a new contract or extend work under an existing contract, and for which formal contracts or contract modifications have not been executed at the end of the year. The Company records revenue, to the extent of costs, for these anticipated contract modifications. The balance of unbilled receivables consists of costs and fees billable on contract completion or other specified events, the majority of which is expected to be billed and collected within one year. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by outside third parties. Consequently, the timing of collection of retention balances is outside the Company’s control. Based on the Company’s historical experience, the majority of the retention balance is expected to be collected beyond one year.

Note 8—Cash Flows

Cash payments for interest on indebtedness were $35,918 and $0 for the nine months ended December 30, 2005 and December 31, 2004, respectively. Net cash payments for taxes on income were $8,883 and $0 for the nine months ended December 30, 2005 and December 31, 2004, respectively. In addition, goodwill, shareholder’s equity and deferred tax assets increased by $74,200, $71,689 and $2,938, respectively, related to the purchase price working capital settlement.

Note 9—Derivatives and Other Comprehensive Income

Derivative financial instruments are recognized as either assets or liabilities in the balance sheet and carried at fair value. Gains or losses on derivatives designated as cash flow hedges are initially reported as a component of other comprehensive income and later classified into earnings in the period in which the hedged item also affects earnings.

The Company has entered into an interest rate cap for a notional amount of $172,500 to limit, through May 4, 2008, its interest rate risk on $172,500 of variable rate debt. The Company entered into the interest rate cap effective May 4, 2005 and paid a premium of $483. The interest rate cap has been designated by the Company as a cash flow hedge. As of December 30, 2005, the fair value of the interest rate cap was $78 which was recorded in the accompanying condensed consolidated balance sheet in other assets with the reduction in fair value, net of tax, recorded in equity as other comprehensive loss. The interest rate cap has the effect of placing a ceiling on the interest expense the Company could incur on $172,500 of variable debt indexed to the London Interbank Offering Rate (“LIBOR”) at 6.5% plus the applicable floating spread (2.75% at December 30, 2005) as defined by the Credit Facility.

	Immediate Predecessor	Successor
	For the Nine Months Ended
	December 31, 2004	December 30, 2005
Net income	$54,444	$1,485
Interest rate cap adjustment.	—	(256)
Foreign currency translation adjustment	(46)	(82)

Comprehensive income	$54,398	$1,147

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

Accumulated other comprehensive income presented on the accompanying condensed consolidated balance sheets consists of accumulated foreign currency translation adjustments and accumulated fair value adjustments related to the Company’s interest rate cap.

Note 10—Commitments, Contingencies and Litigation

The Company has operating leases for the use of certain property and equipment. Operating leases are noncancelable, cancelable only by the payment of penalties, or cancelable upon one month’s notice. All lease payments are based on the lapse of time but include, in some cases, payments for insurance, maintenance, and property taxes. There are no purchase options on operating leases at favorable terms, but most leases have one or more renewal options. Certain leases on real estate property are subject to annual escalations for increases in utilities and property taxes.

Minimum fixed rentals required for the five years and thereafter under operating leases in effect at April 1, 2005, are as follows:

Fiscal Year	Real Estate	Equipment
2006	$10,257	$1,987
2007	3,161	843
2008	2,763	751
2009	1,967	55
2010	1,837	—
Thereafter	11,941	—

	$31,926	$3,636

The Company has no significant long-term purchase agreements with service providers.

Contingencies

The primary financial instruments which potentially subject the Company to concentrations of credit risk are accounts receivable. Departments and agencies of the U.S. Federal government account for all but minor portions of the Company’s customer base, minimizing credit risk. Furthermore, the Company continuously reviews all accounts receivable and records provisions for doubtful accounts as needed.

Litigation

The Company and its subsidiaries and affiliates are involved in various claims and lawsuits, including contract disputes and claims based on allegations of negligence and other tortious conduct. In most cases, the Company has denied or believes it has a basis to deny liability, and in some cases has offsetting claims against the plaintiffs, third parties, or insurance carriers. The Company has recorded such damages and penalties that are considered to be probable recoveries against the Company or its subsidiaries.

On September 11, 2001, a class action lawsuit seeking $100,000 on behalf of approximately 10,000 citizens of Ecuador was filed against the Company. The lawsuit alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic crops along the Colombian border adjacent to Ecuador. The terms of the contract with the client, the U.S. Department of State, provide that the Department of State will

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

indemnify the Company against all third-party claims and liabilities arising out of the contract that are not otherwise covered by insurance, subject to certain specified funding ceilings. The Company is also entitled to indemnification by CSC in connection with this lawsuit, subject to certain limitations. In addition, the Company expects to be protected by the government contractor immunity defense.

Sometime in 2004 or early in 2005, an Iraqi company filed three separate actions against the Company for an aggregate amount of approximately $50,000 in rental fees and other payments allegedly owed by the Company in connection with its lease of three hotels in Baghdad. The Company has no relationship with the Iraqi company and is not in privity of contract with it. The Company leases the hotels from another company. In the event that the court decides against the Company in this lawsuit, it could have a material adverse effect on the Company’s operating performance, cash flows and operating condition.

On May 29, 2003, Gloria Longest, a former accounting manager for the Company, filed suit against the Company under the False Claims Act and the Florida Whistleblower Statute, alleging that the Company submitted false claims to the government on our International Narcotics & Law Enforcement Affairs contract with the Department of State. The action, titled “U.S. ex rel Longest, v. DynCorp and DynCorp International LLC,” was filed in the U.S. District Court for the Middle District of Florida under seal. The complaint does not demand any specific monetary damages. The case was unsealed in 2005, and the Company learned of the existence of the action on August 15, 2005 when we were served with the complaint. The U.S. government has not joined the action. In the event that a court decides against the Company in this lawsuit, it could have a material adverse effect on the Company’s operating performance, cash flows and operating condition.

It is the opinion of Company management that ultimate liability, if any, with respect to these and any other disputes will not be material to the Company’s consolidated financial statements.

Note 11—Long-Term Debt

Long-term debt consists of the following:

	April 1, 2005	December 30, 2005
Credit Facility:
Revolving credit line	$35,000	$—
Term loans	345,000	342,413
Senior subordinated notes	320,000	320,000

	700,000	662,413
Less current portion of long-term debt	(37,588)	(2,588)

	$662,412	$659,825

Note 12—Shareholder’s Equity, Shares Subject to Mandatory Redemption and Earnings Per Share

The certificate of incorporation authorizes the Company to issue up to:

(1)	50,000 shares of Series A-1 cumulative preferred stock; and

(2)	300,000 shares of Series A-2 cumulative preferred stock.

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

At April 1, 2005, 50,000 shares of Series A-1 preferred stock and 75,000 shares of Series A-2 preferred stock were issued and outstanding. At December 30, 2005, 50,000 shares of Series A-1 preferred stock and 140,550 shares of Series A-2 preferred stock were issued and outstanding.

Each series of the preferred stock accumulates dividends at the rate of 13.0% per annum. Dividends compound to the extent not paid in cash. Noncompliance with the terms of the preferred stock will trigger dividends accruing and compounding quarterly at a rate of 15.0% per annum.

In February 2015, the Company is required to redeem the Series A-1 and A-2 preferred stock and to pay all accumulated but unpaid dividends. Subject to restrictions imposed by certain indebtedness, the Company may redeem shares of the Series A-1 and A-2 preferred stock at a redemption price equal to 100% of liquidation value plus accumulated and unpaid dividends plus a defined premium.

If the Company consummates a defined initial public offering prior to February 12, 2008, and the IPO proceeds are used to redeem the preferred stock, the premium shall equal 3.0% of the issuance price.

In certain circumstances (including a change of control of the Company), subject to restrictions imposed by certain indebtedness, the Company may be required to repurchase shares of the preferred stock at liquidation value plus accumulated and unpaid dividends. If the Company liquidates, dissolves or winds up, whether voluntary or involuntary, no distribution shall be made either: (i) to those holders of stock ranking junior to the preferred stock, unless prior thereto the holders of the preferred stock receive the total value for each share of preferred stock plus an amount equal to all accrued dividends thereon as of the date of such payment; or (ii) to the holders of stock ranking pari passu with the preferred stock (which the Company refers to as the “parity stock”), except distributions made ratably on the preferred stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon liquidation, dissolution or winding up of the Company.

The Company classifies the liquidation value of Series A-1 and A-2 preferred stock and the related accumulated and unpaid dividends as long-term liabilities since these amounts are required to be redeemed in February 2015. The preferred dividends related to the Series A-1 and A-2 preferred stock are included in interest expense.

Accumulated but unpaid dividends amounted to $2,182 and $16,331 and are included in the redemption value at April 1, 2005 and December 30, 2005, respectively.

Pro Forma Earnings Per Share (Unaudited)

In contemplation of a public offering, we have included an unaudited computation of pro forma earnings per share. The Company expects to pay a $100.0 million special distribution after the proposed initial public offering to the holders of Class B common stock. Accordingly, the earnings per share is calculated to include the incremental shares issued for the special distribution and outstanding and to include the impact of a stock conversion of approximately 64 to 1 to be effective immediately prior to our public offering.

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

All of the pro forma share amounts following the subtotal caption in the following table are adjusted to reflect the automatic conversion, upon the payment in full of the special Class B distribution, of each outstanding share of Class B common stock into outstanding shares of Class A common stock on a one-for-one basis.

Successor
Pro forma income per share (In thousands)	Nine Months Ended December 30, 2005
Numerator:
Net Income	$1,485

Denominator:
Denominator for basic and diluted earnings per common share—adjusted weighted average common shares (Historical)	500,000
Stock split	64:1
Sub-total	32,000,000

Additional pro forma shares deemed issued	6,250,000

Denominator for basic and diluted earnings per common share—adjusted weighted average common shares	38,250,000

Note 13—Segment and Geographic Information

The Company’s business primarily involves providing specialized mission-critical outsourced technical services to civilian and military government agencies. The Company is organized into two major business areas, Field Technical Services (“FTS”) and International Technical Services (“ITS”). The Company provides services domestically and in foreign countries under contracts with the U.S. government and some foreign customers. The risks associated with the Company’s foreign operations relating to foreign currency fluctuation and political and economic conditions in foreign countries have not had a significant negative impact to the Company. The Company operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards, and audits by various U.S. federal agencies.

The Company’s Field Technical Services operating division provides long-term aviation services and engineering and logistics support, ranging from daily fleet maintenance to extensive modification and overhauls on aircraft, weapons systems and support equipment. Field Technical Services generates revenue under long-term contracts that are typically three to ten years in duration. Contract Field Teams is the most significant program of our Field Technical Services operating division based on revenues. The Company and its predecessors have participated in this program for 54 consecutive years. This program deploys highly mobile, quick-response field teams to customer locations worldwide to supplement our customers’ workforce, including generally providing mission support to aircraft and weapons systems in addition to depot-level repair.

The Company’s International Technical Services operating division primarily provides outsourced law enforcement training, drug eradication, global logistics, base operations and personal and physical security services to government and commercial customers in foreign jurisdictions. The International Technical Services division has witnessed strong growth as a result of the U.S. government’s trend toward outsourcing critical related functions. In February 2004, as part of the Department of State’s outsourced law enforcement training in

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

the Middle East, the Company was awarded a new Civilian Police contract, which expanded the existing Civilian Police program in place since 1994. As of December 30, 2005, the Company has deployed civilian police officers from the United States to 12 countries to train and offer logistics support to the local police and assist them with infrastructure and reconstruction.

The DynCorp International Home Office component represents assets not included in a reporting segment and is primarily comprised of cash and cash equivalents, deferred tax assets and liabilities, internally developed software, fixed assets, unallocated general corporate costs, and depreciation and amortization related to the long-lived assets not included in a reporting segment.

The reporting segments follow the same accounting policies outlined in Note 1—Summary of Significant Accounting Policies included in the notes to the Company’s audited consolidated financial statements for the fiscal year ended April 1, 2005. All inter-segment transactions and balances have been eliminated from the reporting segments’ presented results.

DynCorp International Inc. was a newly formed entity affiliated with The Veritas Capital Fund II, L.P. created for the primary purpose to acquire certain assets of DynCorp and other wholly owned legal entities under common control on February 11, 2005. As of February 11, 2005, DynCorp as a result of being acquired on March 7, 2003, was wholly owned by Computer Sciences Corporation (“CSC”). The formation of the reorganized DynCorp International LLC is the result of transfers of net assets and other wholly owned legal entities by entities under common control.

The acquisition by CSC and the 2005 Acquisition were accounted for under the purchase method, and accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the dates of the acquisitions and, for the second acquisition, is subject to future adjustments. (See Note 3 for further discussion.) Therefore, the periods presented in the accompanying financial statements reflect a new basis of accounting beginning March 8, 2003 and February 12, 2005. The financial information from March 8, 2003 to February 11, 2005 are referred to as the “immediate predecessor period” and the information presented from February 12, 2005 forward are referred to as the “successor period” statements.

The table below presents selected financial information for the nine months ended December 30, 2005, and December 31, 2004, for the two reportable segments and for financial items that cannot be allocated to either operating segment:

	Field Technical Services	International Technical Services	DynCorp International Home Office	Total
Successor
For the Nine Months Ended December 30, 2005
Revenues	$521,963	$896,282	$—	$1,418,245
Earnings before interest and taxes	19,001	48,690	(4,338)	63,353
Depreciation and amortization	8,400	23,175	1,815	33,390

Immediate Predecessor
For the Nine Months Ended December 31, 2004
Revenues	$513,197	$886,758	$99	$1,400,054
Earnings before interest and taxes	32,981	52,756	(644)	85,093
Depreciation and amortization	1,746	3,942	49	5,737

DYNCORP INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in Thousands)

A reconciliation of earnings before interest and taxes to net income, for the nine months ended December 30, 2005, and December 31, 2004, is as follows:

	Immediate Predecessor	Successor
	For the Nine Months Ended December 31, 2004	For the Nine Months Ended December 30, 2005
Earnings before interest and taxes	$85,093	$63,353
Interest income	130	166
Interest expense	—	(56,427)
Income taxes	(30,779)	(5,607)

Net income	$54,444	$1,485

The Company’s management believes that earnings before interest and taxes provides useful information in order to assess the Company’s performance and results of operations. The measure is utilized to determine executive compensation along with other measures.

Note 14—Subsequent Event

On January 9, 2006, DynCorp International LLC, a wholly owned subsidiary of DynCorp International Inc., entered into the first amendment and waiver of its senior secured credit facility. The first amendment and waiver increases the revolving commitment under its senior secured credit facility by $15,000, which includes an increase in the sub-limit for letters of credit equal to the same amount. The first amendment and waiver also permits the Company to: (i) pay a transaction fee to Veritas Capital Management II, L.L.C. related to the initial public offering of up to $10,000; (ii) pay a distribution to the holders of the Class B common stock in an amount equal to the sum of (x) $100,000 plus (y) the proceeds, if any, of the underwriters over-allotment option, net of discount and estimated offering expenses; (iii) redeem all of the currently outstanding preferred stock, of which approximately $213,000 in stated amount including accrued and unpaid dividends thereon was outstanding as of December 30, 2005; and (iv) redeem up to $65,000 of the $320,000 aggregate principal amount of the Company’s senior subordinated notes. The first amendment and waiver waives the requirement in the senior secured credit facility that the Company use 50% of the net cash proceeds from the initial public offering to prepay loans under the senior secured credit facility and/or permanently reduce the revolving commitments.

* * * * *